                                                                    Exhibit 99.1


[BANK OF BERMUDA LOGO]

Annual Report 2002

Foundations of growth

[PHOTO]

GLOBAL NETWORK

Being global is as much about how you think as where you are.

1               Introduction
3               Financial Highlights
4               Report to Shareholders
10              Divisional Overview
16              The Bank in the Community
18              Executive Office
19              Senior Management and Board
                of Directors
20              Corporate Governance
21              Five Year Summary
22              Management's Discussion and
                Analysis of Results of Operations
                & Financial Condition
47              Independent Auditors' Report
48              Financial Statements
80              Supplemental Financial Data
91              Group of Companies
95              Corporate Information
96              Key Addresses

INTRODUCTION

Bank of Bermuda is a global financial services group providing a comprehensive range of fund administration, trust, custody, asset management and banking services to institutions and individuals. Founded in 1889, the group now spans 15 of the world's key financial and offshore centres, and is listed on NASDAQ and the Bermuda Stock Exchange.

The Bank's three global business divisions - Global Fund Services, Private Client Services and Corporate Banking - are strongly positioned as specialists in niche markets, including alternative investment vehicles, private clients with cross-border wealth management needs, and offshore multinational corporations. Its domestic retail division, Community Banking, has a dominant position in the local market. The Bank combines technical expertise with a deep understanding of clients' needs to offer the customised financial solutions that set Bank of Bermuda apart from larger, commodity-type service providers.

Teamwork is key to leveraging the advantages of Bank of Bermuda's international network. The Bank's dedicated professionals provide a seamless service across its strategically located offices, benefiting clients through long experience of regulatory, tax and legal issues in and across different jurisdictions. This global reach is firmly anchored on the rock of its Bermuda headquarters, which provides the advantages of political stability and tax neutrality.

Bank of Bermuda has a long history of durability and adaptability. No matter what the prevailing economic environment, it remains focused on continuing purposeful work and providing quality service to clients.

                                                            ANNUAL REPORT 2002 1

FINANCIAL HIGHLIGHTS

[PHOTO]

REVENUE BY BUSINESS SEGMENT

[PIE CHART]

                          2002
PRIVATE CLIENT SERVICES   21.4%
GLOBAL FUND SERVICES      45.2%
COMMUNITY BANKING         17.7%
CORPORATE BANKING           13%
OTHER                      2.7%

NET INCOME BY REGION

[PIE CHART]

                          2002
NORTH AMERICA             64.3%
EUROPE                      17%
ASIA-PACIFIC              18.7%

2 ANNUAL REPORT 2002

                                                            FINANCIAL HIGHLIGHTS

                                                            As at or for the Year Ended
                                                                                                   % Increase
(In US$ thousands, except per share data)(1)             31 December 2002    31 December 2001      (Decrease)
-------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Non-interest income                                           264,256             256,977             2.8%
Net interest income after loan losses                         177,745             195,012            (8.9)%
Investment and other loss                                     (21,004)             (8,181)         (156.8)%
-------------------------------------------------------------------------------------------------------------
Total revenue                                                 420,997             443,808            (5.1)%
Operating expenses                                            341,850             342,853               -
-------------------------------------------------------------------------------------------------------------
Income from operations, before income taxes                    79,147             100,955           (21.6)%
Income from operations, after income taxes                     72,914              94,184           (22.6)%
Net effect of litigation                                        5,453             (43,437)          112.6%
Adjustment to profit-related compensation                        (709)              9,330          (107.6)%
-------------------------------------------------------------------------------------------------------------
Net income                                                     77,658              60,077            29.3%
-------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Cash and deposits with banks                                4,677,011           3,570,005            31.0%
Marketable securities                                       4,369,898           5,467,875           (20.1)%
Loans, less allowance for loan losses                       1,768,349           1,477,577            19.7%
Total assets                                               11,089,968          10,808,019             2.6%
Customer deposits                                          10,165,189           9,943,466             2.2%
Total shareholders' equity                                    662,193             629,383             5.2%
-------------------------------------------------------------------------------------------------------------
KEY FINANCIAL RATIOS
Cash, deposit assets and securities/customer deposits            89.0%               90.9%
Loans/customer deposits                                          17.4%               14.9%
Tier 1 capital ratio                                             14.9%               15.3%
Total capital ratio                                              15.4%               15.8%
Return on average equity(2)                                      11.3%               14.9%
Dividend payout ratio                                            42.7%               51.3%
-------------------------------------------------------------------------------------------------------------
PER COMMON SHARE(3)
Income from operations after taxes       - Basic                 2.46                3.14
                                         - Diluted               2.38                3.00
Net income                               - Basic                 2.62                2.00
                                         - Diluted               2.53                1.91
Cash dividends                                                   1.08                0.98
Market price at period end                                      31.90               48.00
Book value at period end                                        22.84               21.04

(1) 1 United States dollar = 1 Bermuda dollar

(2) Return on equity has been calculated using income from operations after taxes

(3) Adjusted to give effect to the impact of a 1-for-10 (10%) stock dividend paid January 2002 to shareholders of record on 31 December 2001

                                                            ANNUAL REPORT 2002 3

REPORT TO SHAREHOLDERS

The value of stability is what it allows you to go on to achieve.

4 ANNUAL REPORT 2002

                                                          REPORT TO SHAREHOLDERS

2002 was a year of extraordinary challenges. Global equity markets remained depressed and investor confidence and activity subdued. Interest rates held at the low levels reached in late 2001. Growing our business base in this tough environment required focus, energy and commitment. At the same time, the changing business environment demanded that ever-increasing attention be paid to corporate governance, compliance, reporting transparency and operating risk management.

Against this demanding backdrop, Bank of Bermuda closed the year a strengthened and more efficient organisation. We achieved record fee revenues as we added new business in our target markets. We delivered important new technology to our clients. And we held the line on operating costs, as consolidation of back-office support functions enabled us to strengthen sales teams, compliance and risk management, with only a modest increase in overall headcount.

Looking forward, we are prepared for continued challenging economic conditions but are confident that our businesses each have exciting opportunities in their chosen markets. We will maintain a clear focus on adding profitable new business in selected markets where we believe we have a competitive advantage by augmenting our sales teams and leveraging our strong relationships. With respect to operating costs, we plan to sustain our discipline over discretionary spending, as well as to continue to enhance our infrastructure and invest in technology.

FINANCIAL PERFORMANCE

Diluted earnings per share were $2.53 for 2002, compared with $1.91 last year. Results in both years were impacted by amounts related to the settlement of litigation, which resulted in a cost per share of $1.08 in 2001 and a credit per share of $0.15 in 2002.

                                                            ANNUAL REPORT 2002 5

REPORT TO SHAREHOLDERS

Our competitive advantages stem from our independence, neutrality and relatively small size, as well as from our long experience and established relationships

Total revenues were $421 million, 5% lower than the prior year as fee revenue growth was offset by lower interest earnings and weaker performance of our trading portfolio. Our Global Fund Services business was the driver of increased fee revenues as its Asia-Pacific client pension fund assets continued to accumulate and new business offset the impact of market-related declines in the value of client assets. Net interest earnings were lower in 2002. The very low rate environment reduced our margin on the reinvestment of customer deposits and lowered our average customer deposits, as our clients more actively managed their cash balances.

We maintained our close discipline over headcount and discretionary spending. Excluding the impact of litigation and other non-recurring items, total operating costs were little changed, up $1 million, while our infrastructure was enhanced with improvements in technology, compliance, operational risk management and sales.

BUSINESS REVIEW

Our competitive advantages stem from our independence, neutrality and relatively small size, as well as from our long experience and established relationships in our selected markets. We focus on developing close client relationships that enable us to tailor services to meet clients' individual needs. This has led to a strategic focus on clients with more specialised requirements that are less suited to the more commoditised services of larger players. We are also attractive to clients with cross-border financial needs who value our political neutrality and strong fiduciary reputation. A number of ongoing global trends strengthen this competitive positioning. These trends include the ongoing growth of alternative fund products, such as hedge funds and fund of funds; heightened regulatory scrutiny, which strengthens our appeal as a quality provider in well-regarded jurisdictions; the increasingly global nature of high net worth families, which drives demand for cross-border structures; and ongoing industry consolidation, which leaves our competitive space clearer.

In 2002, our largest business, Global Fund Services (GFS), built upon its established position as a service provider to traditional and pension funds in Asia-Pacific and heightened its profile as a niche provider of specialised services to independent fund managers with skills-based strategies. Our strong reputation in the Asia-Pacific marketplace was enhanced in 2002 when we were chosen by PensionsAsia magazine as the Best Fund Administrator in Asia. This award was based on a third party qualitative assessment focused on client satisfaction.

6 ANNUAL REPORT 2002

                                                          REPORT TO SHAREHOLDERS

                                                                         [PHOTO]

Our 2002 results also reflect our success in the pension fund market with continued revenue growth. We were appointed to serve a significant share of the Hong Kong government-mandated pension funds which commenced in early 2001. Contributions to and revenues from these funds continue to exceed our original expectations and compensate for general market weakness in the region. Globally, the key strategic focus of GFS is on independent managers with skills-based strategies, including those who run alternative fund products such as hedge funds and fund-of-funds. These industry segments are showing ongoing strength, despite declines in more traditional fund categories, and are widely forecast to continue to exceed overall industry growth rates.

Our infrastructure investments reflect this specialised focus. Our strategic partnership with Advent Software Inc. has enabled us to create a robust back-end accounting engine that allows us to provide the sophisticated services our clients require in an integrated and cost-effective manner, as well as to interface with as wide a variety of systems as our clients demand. These systems are now live in New York and Dublin for new funds and will shortly be available in Hong Kong, followed by our other locations. We are targeting New York and Dublin as key alternative fund centres and have strengthened our sales teams and are building capacity in both locations.

Our Private Client Services (PCS) division has remained competitive in a highly desirable market through its strong reputation as a quality fiduciary with particular expertise in offshore and cross-border structures. PCS focuses its business development activities on markets where it can add value with appropriate fiduciary structures and where it has established relationships with leading intermediaries. The UK resident non-domiciled market fits this profile. Over 10% of the world's offshore assets originate from this market and we have established, strong relationships with leading intermediaries.

                                                            ANNUAL REPORT 2002 7

REPORT TO SHAREHOLDERS

[PHOTO OF JOSEPH C.H. JOHNSON, J.P.]

[PHOTO OF HENRY B. SMITH]

Following regulatory approval earlier this year, we have now recruited new client relationship managers in London, and are seeking to recruit more. We are also expanding our sales efforts in other key markets. Our model is to attract new business with our fiduciary expertise, while providing a full range of wealth-management products to our client base. In 2002, we continued to enhance our range of proprietary mutual funds, added new insurance products and expanded our credit offering.

Our banking businesses each have leading positions in their respective markets that have been bolstered in 2002 by the delivery of important new technology. Corporate Banking's long history serving the Bermuda international business sector is reflected in a loyal client base and a particular focus on the offshore insurance industry. As a result, it continues to benefit from hardening of the insurance markets and capacity short-fall, which stimulated increased capital flows into Bermuda over the past year.

Our Community Banking division has a leading share of the Bermuda local banking market and is focusing on improving automation and operating efficiency. In 2002, we launched internet delivery platforms, which will enhance our competitive positioning, improve efficiency and reduce operational risk. Earlier in the year, we announced Community Banking's launch of "EasyLink Online", which steadily gained customer acceptance and increased the volume of electronic transactions. Corporate Banking's "GlobalConnect" product was launched toward the end of the year, and has attracted both existing and new clients.

8 ANNUAL REPORT 2002

                                                          REPORT TO SHAREHOLDERS

We are attractive to clients with cross-border financial needs who value our political neutrality and strong fiduciary reputation

NASDAQ LISTING

In April 2002, we completed our NASDAQ listing and, as a result, became the first local Bermuda company to list on a major overseas exchange. This achievement is of significant strategic importance, providing access to liquid capital markets should it be needed to grow our businesses and compete effectively with other global institutions. Another key goal of our NASDAQ listing was to heighten our profile with the international investment community. We achieved a significant step forward in that respect in November 2002 with the Bank's inclusion in the NASDAQ Financial-100 Index(R).

DIRECTORSHIP CHANGES

Effective 31 December 2002, Mr. Geoffrey K. Elliott retired as a director after 6 years of valuable service. We would like to thank him for his contribution. There were no additions to our Board in 2002.

SENIOR MANAGEMENT CHANGES

In August 2002, Mr. J. Ifor Hughes was appointed Head of Compliance, following the retirement of Mr. Barry L. Shailer. Mr. Hughes brings regulatory expertise gained at Bermuda's Ministry of Finance as well as 13 years prior experience with Bank of Bermuda. Mr. Shailer retired after a 33 year distinguished career with the Bank.

Also in August 2002, Mr. Jonathan C. Clipper joined the Bank as Head of Banking and Lending Products, succeeding Mr. Alan F. Richardson. Mr. Clipper has extensive international banking experience, most recently with Citibank and prior to that with Chase Manhattan Bank. Mr. Richardson made a significant contribution during his time with the Bank in a number of senior positions.

In October 2002, Mr. Peter G. Grewal was appointed Head of Internal Audit. Mr. Grewal's prior audit experience includes work with J.P. MorganChase, Deutsche Bank, Bankers Trust and Guinness Mahon Group.

ACKNOWLEDGEMENTS

We continue to be confident about our future and to build our businesses for ongoing success. Underpinning our success is the quality of our people. We would like to thank all of our talented and dedicated staff for their hard work and commitment to exceeding our clients' expectations each and every day. We would also like to express our appreciation to our Board of Directors for their valuable input, and to our clients and shareholders for their continuing support.

/s/ Joseph C.H. Johnson, J.P.       /s/ Henry B. Smith

    Joseph C.H. Johnson, J.P.           Henry B. Smith

                                                            ANNUAL REPORT 2002 9

DIVISIONAL OVERVIEW

Pick a niche, make it a strength and you'll make it your own.

10 ANNUAL REPORT 2002

                                                             DIVISIONAL OVERVIEW

The structure of Bank of Bermuda continues to evolve as the group seeks to provide excellent client service with maximum efficiency. Client relationship management and service delivery are the focus of the four business divisions: Global Fund Services, Private Client Services, Corporate Banking and Community Banking. In order to streamline delivery of banking products, in 2002 the two banking divisions were brought together under one management umbrella, known as Banking Services.

The client-facing divisions are supported by three product groups, which provide specific product expertise, and ensure consistency in product delivery and efficiency in product management and development across the Bank. Capital Markets Products runs the Bank's treasury function and includes the investments team managing the Bank's All Points family of mutual funds, securities execution and foreign exchange. Banking and Lending Products handles accounts, credit cards, loans and mortgages, term deposits and corporate credit. In 2002, the third product group, Securities Products, was formed to manage all aspects of the securities process encompassing trade order management, settlement, custody, safekeeping and asset security.

                                                           ANNUAL REPORT 2002 11

DIVISIONAL OVERVIEW

The Bank's dedicated professionals provide a seamless service across its strategically located offices, benefiting clients through long experience of regulatory, tax and legal issues in and across different jurisdictions

GLOBAL FUND SERVICES

Bank of Bermuda's Global Fund Services (GFS) division provides a broad range of tailored products and services to a global and diversified base of fund managers who will typically have complex needs. In particular, GFS continues to build upon its key market segmentation of specialist and emergent fund managers who pursue skill-based investment strategies. The GFS division is positioning itself as a global leading administrator of alternative investment vehicles such as hedge funds and multi-manager funds.

Working in collaboration with clients, GFS offers flexible servicing with a tailored mix of products including accounting, valuation, transfer agency, shareholder, corporate management, fiduciary, banking and global custody services. Its 1,000 staff are focused on providing superior customer service, and building long-term relationships with clients by providing them with customised solutions to meet their varied needs. The division aims to offer the highest levels of expertise and has focused on broadening and deepening its skill sets in 2002 through new hires at various levels with specialist product knowledge, technology and legal skills. GFS has also proactively sought client input and responded to their needs, for example, by developing web-based client reporting systems, to deliver reports in a flexible format via the internet.

GFS has also intensively reviewed its technology strategy and has developed an Alliance Partnership Programme and an open architecture platform strategy that will allow it to provide modular technology solutions to match its clients' evolving needs. In 2002, the division signed a partnership agreement with Advent Software Inc. and has begun implementation of its industry standard software, Geneva and Advent Partner. This considerably improves the division's ability to service the complex accounting and valuation needs of hedge funds and partnership funds.

GFS has clearly defined its areas of expertise and competitive strengths. Dynamic, flexible, and responsive to clients, the division is well positioned for the future.

12 ANNUAL REPORT 2002

                                                              DIVISONAL OVERVIEW

                                                                         [PHOTO]

PRIVATE CLIENT SERVICES

Bank of Bermuda's Private Client Services (PCS) division is a specialist provider of wealth management services to private clients with cross-border needs. The division provides high net worth individuals and families with trust and fiduciary services, personal financial solutions, and an integrated approach to their financial affairs in increasingly complex regulatory and tax environments.

The strength of PCS is its ability to provide tailor-made solutions to meet individual and family requirements. Strategically located in major offshore and financial service centres, the division's global presence and long experience allows it to bring international expertise to bear in offshore and cross-border wealth management.

Teams of client relationship managers, supported by product specialists, are dedicated to managing and developing long-term client relationships. The teams focus on priority geographic markets to capitalise on their specific market expertise and develop referral networks with key intermediaries.

Client relationship managers are able to draw on the expertise of professional advisers in product areas ranging from trusts and investments through to banking. The division has extended its product palette in the last few years, linking with third-party specialists in fields including real estate, insurance, financing and tax planning. Through Bank of Bermuda's All Points family of funds, private clients have access to the world's leading investment managers.

While adapting and developing to meet and exceed client expectations in a changing world, PCS continues to maintain its perennial strengths of integrity, trustworthiness and discretion.

                                                           ANNUAL REPORT 2002 13

DIVISIONAL OVERVIEW

CORPORATE BANKING

The Corporate Banking division (formerly known as Corporate Cash Management) entered a new era in 2002, with the launch of its online banking system GlobalConnect. GlobalConnect allows the division to offer its clients the speed and convenience of real-time online banking in a secure environment, backed by personal service from a team of experienced relationship managers.

Corporate Banking provides cash management services to offshore multinational corporations and management companies, as well as local Bermuda companies. It is a leading provider of banking services to the offshore insurance industry. Insurance management companies provide administrative services to captive insurance and reinsurance companies established by US and European corporations.

These management companies generally require relatively high levels of personal service, while the parent companies of offshore subsidiaries require cash management, investment management, foreign exchange and corporate credit facilities. Other client groups include trading, telecommunications, shipping, foreign sales and investment holding companies.

Major investment in automation resulted in the launch in October 2002 of the division's new end-to-end online corporate banking service, GlobalConnect. GlobalConnect processes transactions in real-time and supports a full suite of cash management services, from account transfers to international wire payments. The system is fully multi-currency capable, allowing clients to execute their own foreign exchange trades. Clients can opt to put cash balances to work with an automatic sweep from their umbrella Corporate Account into the Bank's Aaa-rated All Points Corporate Money Funds. Bank of Bermuda partnered with Entrust, a global leader in enhanced internet security, to ensure GlobalConnect delivers the highest possible level of confidence and confidentiality, with sophisticated digital certification technology.

GlobalConnect's fully automated environment has increased the capacity of the division's professional staff to focus on providing excellent client service. By nurturing long-term client relationships, they have acquired an in-depth understanding of clients and their businesses that gives Corporate Banking a competitive advantage in its selected niche markets.

14 ANNUAL REPORT 2002

                                                            DIVISIONAL OVEREVIEW

Trust isn't something you create overnight, you earn it daily.

COMMUNITY BANKING

The Community Banking division (formerly Retail Client Services) is a leading consumer bank in the Bermuda marketplace and enjoys a large share of core operating accounts. "We'll Get You There" is Community Banking's promise to its clients, by offering banking, credit and investment solutions to meet clients' evolving needs through all life stages.

Community Banking offers a broad range of products and services, including chequing and savings accounts, transactional/payment services, debit/ATM cards, credit cards, personal and consumer loans, mortgages and home equity loans, investment and financial planning services. Responding to consumer demand for convenience banking and multiple access channels, in 2002 the division launched EasyLink Online, its internet banking service for personal clients. EasyLink Online is fully integrated with the division's other customer channels and is differentiated in the local market by providing the only real-time online banking service in Bermuda.

Community Banking has made access to investment products and services easier, through the newly created Investment Centre, opened in the Head Office Branch in 2002, and the introduction of Client Service desks for brokerage and mutual fund services. During the year, it also introduced the Investment Savings Plan, an easy and affordable plan which gives inexperienced investors access to the Bank's professionally managed All Points mutual funds. These developments are a result of the increased emphasis on an integrated service approach that allows Community Banking to leverage the expertise of the global group on behalf of its customers.

Service and execution excellence continues to be an important focus for Community Banking, supported by various initiatives including a comprehensive review of procedures and delivery of customer service training.

                                                           ANNUAL REPORT 2002 15

THE BANK IN THE COMMUNITY

[PHOTO]

Bank of Bermuda firmly believes that businesses have a responsibility to the communities in which they operate. In 2000, the Bank consolidated its philanthropic activity by establishing the Bank of Bermuda Foundation. It makes annual contributions to the Foundation which, in addition, has an endowment fund. Bank of Bermuda Foundation makes substantial donations to a wide range of charitable, educational and cultural organisations. Bank employees and retired staff are also encouraged in their own generous charitable activity by the Foundation's Matching Donations Programme.

Bank of Bermuda Foundation has five sub-committees that focus on the following areas:

-  Human services, including housing

-  Youth development and sports

-  Education

-  Arts, culture, heritage and environment

-  Charity in general

The Foundation believes that the future of Bermuda lies in the successful education and development of the island's youth. It therefore offers substantial funds each year by way of educational scholarships for Bermudians.

Bank of Bermuda and Bank of Bermuda Foundation have partnered with the Bermuda Ministry of Education & Development in the development of The Partners in Leadership Programme - a mentoring scheme aligning senior bank executives with principals of Government middle schools.

16 ANNUAL REPORT 2002

                                                       THE BANK IN THE COMMUNITY

Bank of Bermuda Foundation makes substantial donations to a wide range of organisations

Bank of Bermuda also sponsors a number of community events including the Bascome/Goater Pro Soccer Clinic and School of Excellence, Bank of Bermuda Triathlon Series and the Harbour Nights Festival.

Overseas, a number of the Bank's offices support their local communities in various ways. The Guernsey and Hong Kong offices have well established charitable giving programmes, while the Isle of Man regularly supports employee initiated charitable activities.

Many charitable organisations have benefited from the support of the Bank of Bermuda Foundation over the years. A number of recipients are detailed below. The Foundation seeks to support projects that offer long-term benefits to the Island and its community.

Beneficiaries have included:

SOCIAL WELL-BEING

- Women's Resource Centre

- Habitat for Humanity Bermuda

- Age Concern

- The Bermuda Red Cross Charitable Trust

- P.A.L.S.

CELEBRATING BERMUDA

- Bermuda Maritime Museum Association

- Smithsonian Folklife Festival Charitable Trust

- Bermuda Historical Society

- Bermuda Biological Station for Research

- St. Georges Foundation

- Bermuda Zoological Society

YOUTH DEVELOPMENT

- Bermuda Junior Golf Association

- Bermuda Football Association

- The Family Learning Centre

Bank of Bermuda Foundation published its first Annual Report in 2002 and intends to publish one each year.

                                                           ANNUAL REPORT 2002 17

EXECUTIVE OFFICE

[PHOTO OF HENRY B. SMITH]

[PHOTO OF PHILIP M. BUTTERFIELD]

[PHOTO OF EDWARD H. GOMEZ]

[PHOTO OF WAYNE P. CHAPMAN]

[PHOTO OF MICHAEL W. COLLINS]

[PHOTO OF PAUL H. SMITH]

EXECUTIVE OFFICE

The Executive Office is accountable for the day to day management of the Bank. The primary responsibility of the Executive Office is the approval and implementation of operating and strategic plans.

HENRY B. SMITH CHIEF EXECUTIVE OFFICER(3)

Mr. Smith began his career with the Bank in 1973 as a management trainee. In 1990 he was appointed Senior Vice President and General Manager, Retail Banking. Following a period in London overseeing the Bank's business activities in Europe, he was appointed Chief Operating Officer in 1996, prior to assuming the position of Chief Executive Officer in March 1997.

PHILIP M. BUTTERFIELD CHIEF OPERATING OFFICER (2),(3)

Mr. Butterfield joined the Bank in June 2000 as Chief Administration Officer. In August 2001, Mr. Butterfield was appointed Chief Operating Officer with responsibility for the direction and oversight of Global Operations, Systems, Human Resources, Audit, Compliance and Legal. Previously, Mr. Butterfield held a number of senior positions with Citibank, which he joined in 1972.

EDWARD H. GOMEZ CHIEF FINANCIAL OFFICER (2),(3)

Mr. Gomez joined the Bank in 1988 having spent 15 years with Ford Motor Company in various financial positions. He was appointed Vice President, Finance and Planning in 1994 and Chief Financial Officer of the Bank in 1995. Mr. Gomez's present responsibilities include financial planning, strategic planning, and the Bank's capital markets, risk management and MIS activities.

WAYNE P. CHAPMAN HEAD OF PRIVATE CLIENT SERVICES (1),(3)

Mr. Chapman joined the Bank in 1980 as a Fund Accounting Supervisor. He held various management positions within the Bank prior to his appointment to Head of Private Client Services in 2001. Mr. Chapman is currently responsible for the Bank of Bermuda's Private Client Services division worldwide. Before joining the Bank, Mr. Chapman worked in a financial and management accounting role in the UK.

MICHAEL W. COLLINS HEAD OF BANKING SERVICES (1),(3)

Mr. Collins was appointed Head of Banking Services in July 2002, following four years as Senior Vice President, Corporate Banking. His primary responsibility is the oversight of Bank of Bermuda's Corporate and Community Banking divisions. Prior to joining the Bank in July 1992 as Vice President and Head of Corporate Banking, Mr. Collins worked in Corporate Finance and Loan Syndication for JP Morgan in New York.

PAUL H. SMITH A.C.A., C.F.A., HEAD OF GLOBAL FUND SERVICES (1),(3)

Mr. Smith joined the Bank in May 1996 as Senior Vice President, Head of Global Fund Services, Asia. In 2001 Mr. Smith was appointed Head of Global Fund Services with responsibility for the strategic direction and overall development of Bank of Bermuda's Global Fund Services division worldwide. Prior to joining the Bank Mr. Smith spent over 15 years in the fund management and administration business.

1 STRATEGIC PLANNING COMMITTEE (SPC)

The SPC is responsible for developing and monitoring the Bank's strategic plans, subject to Executive Office oversight. These include, long-term planning proposals, new product/business line proposals and business development/cross-selling proposals.

2 RISK MANAGEMENT COMMITTEE (RMC)

The RMC provides high-level oversight on exposure and control mechanisms. This responsibility includes evaluating the adequacy of steps taken by the Bank's management, business groups and support functions to identify, monitor, measure and control risk. The RMC will recommend risk-related policies to the Executive Office for approval.

3 OPERATING COMMITTEE

The Operating Committee is comprised of the Executive Office and Senior Management. The purpose of this Committee is to receive and disseminate information from the Board of Directors, Executive Office, SPC and RMC.

ANNUAL REPORT 2002 18

                                       SENIOR MANAGEMENT AND BOARD OF DIRECTORS

SENIOR MANAGEMENT

JEANNE ATHERDEN, C.A., J.P. Head of Premises and Corporate Management (1),(3)

PATRICIA G.A. BEAN, S.P.H.R., Head of Human Resources (1),(3)

GERALD J.P. BRADY, F.C.A.,C.F.A. Managing Director, Dublin (Europe) (3)

DAVID G. CARRICK, C.A. Head of Financial Reporting (1),(2),(3)

JONATHAN C. CLIPPER, Head of Banking and Lending Products (1),(3)

RICHARD L. DENTON, A.C.I.B. Head of Private Client Services, Europe(3)

JUDITH P. DOIDGE, Corporate Secretary(3)

MICHAEL P. EBBS, Head of Information Systems (1),(2),(3)

DANNY A. FOX, Head of Community Banking(1),(3)

PETER G. GREWAL, M.I.I.A., Head of Audit(2),(3)

DAVID N. HOWARD, Head of Private Client Services, Americas(3)

J. IFOR HUGHES, Chief Compliance Officer(2),(3)

R. ALAN KERSHAW, Head of Capital Markets Products(1),(3)

MARTIN LANCASTER, F.C.A., Head of Global Operations(1),(2),(3)

PAUL T. O'NEILL, A.C.A., Head of Private Client Services, Strategy(2),(3)

MARK S.P. PERREAULT, Head of Personal Financial Services(1),(3)

BERNARD J. RENNELL, Head of Private Client Services, Asia(3)

ALISON J. SATASI, A.C.A., Head of Investor Relations and MIS(1),(3)

DAVID SCHOLFIELD, Managing Director, Hong Kong (Asia)(3)

WILLIAM H. SCOTT, Head of Corporate Planning(1),(3) ;

DAVID T. SMITH, Head of Sales & Client Relationships, Global Fund Services (3)

PETER W. SMITH, Head of Corporate Communications(1),(3)

JANICE A. TAYLOR, Head of Risk Management (1),(2),(3)

WILLIAM H. GRAHAM-WELTON, Head of Corporate Banking (3)

J. CHRISTOPHER WILCOCKSON, A.C.M.A., Head of Client Delivery Services, Global Fund Services(2),(3)

BRUCE D. WOOLLEY, Q.C., General Counsel(1),(2),(3)

1 STRATEGIC PLANNING COMMITTEE

2 RISK MANAGEMENT COMMITTEE

3 OPERATING COMMITTEE

BOARD OF DIRECTORS

JOSEPH C.H. JOHNSON, J.P. CHAIRMAN (3),(4)
President & Chief Executive Officer
American International Company Ltd.

PAUL A. LESEUR, M.B.E. DEPUTY CHAIRMAN (1),(4)
Chairman
The Bermuda Maritime Museum

E. EUGENE BEAN (2),(4)
President & Chief Executive Officer
Bermuda Aviation Services/Aircraft Services
Bermuda Ltd.
President, BAS-SERCO, Ltd.

JOHN D. CAMPBELL, Q.C., J.P. (1),(4)
Senior Counsel
Appleby Spurling & Kempe

PETER N. COOPER (3)
Managing Director A.S. Cooper & Sons Ltd.

THE HON. ANN F. CARTWRIGHT DECOUTO, J.P. (2)
Ann Frith Cartwright Barristers & Attorneys

WILLIAM DE V. FRITH, J.P. (2)
President, William Frith Ltd.

DAVID P. GUTTERIDGE (2),(3)
Director, Argus Insurance Company Ltd.

DAVID W. HAMSHERE, J.P. (1),(3),(4)
Managing Director, TESS LTD.

R. BLAKE MARSHALL, C.A. (1)
President, Par Management and Consulting Services Ltd.

RICHARD S.L. PEARMAN (3)
Consultant, Conyers, Dill & Pearman

HENRY B. SMITH
Chief Executive Officer
The Bank of Bermuda Limited

DENNIS G. TUCKER, J.P. (2),(3)
Vice President & Managing Director
Sonesta Beach Resort

1 RISK & AUDIT COMMITTEE

2 NOMINATIONS & GOVERNANCE COMMITTEE

3 COMPENSATION COMMITTEE

4 BOARD ADVISORY COMMITTEE

                                                           ANNUAL REPORT 2002 19

CORPORATE GOVERNANCE

The Board of Directors and Management of The Bank of Bermuda Limited are committed to providing the Bank's shareholders with the highest standards of corporate governance. In order to maintain these high ethical standards and operate effectively, the Directors adopted Corporate Governance Principles in June 1998 that govern the internal structure and conduct of the Board and its committees. These Principles codify existing Board practices and incorporate certain international corporate governance best practices.

The Principles are reviewed by the Board on a continuing basis and adapted as necessary to ensure that the Bank's corporate governance practices continue to correspond with the best practices of comparable companies internationally.

The Board's primary responsibilities are to ensure the Bank's success by directing and monitoring its management and performance and serving the interests of shareholders, depositors, creditors, customers, employees and the public. The specific duties of the Board include approving the Bank's business plans and strategies; monitoring the overall financial and operational performance of the Bank; selecting, evaluating and compensating the CEO, and ensuring that appropriate senior management succession plans are in place.

Four standing committees support the work of the Board. Each committee has explicit written terms of reference approved by the Board and the conduct of business at committee meetings conforms to the practices of the Board. The Board and each of its committees has the power to take, at the expense of the Bank, such independent, outside advice as it considers necessary to perform its duties. The membership of each committee is determined by the Board based on the recommendations of the Nominations and Governance Committee.

1. THE RISK AND AUDIT COMMITTEE'S main role is overseeing the accounting and financial reporting process of the Bank and audits of the Bank's financial statements. The Committee is responsible for recommending to the Board the appointment of the Bank's external auditors and the arrangements with the auditors with respect to their fees and expenses. The Committee is also responsible for, among other things, generally overseeing and reviewing the work of the external auditors; reviewing the Bank's financial statements; reviewing the integrity of the Bank's systems of internal controls over operations and financial reporting, the internal and external audit processes and compliance with Bank policies and legal and regulatory matters. The audit committees of the Bank's subsidiaries are subject to oversight by the Risk and Audit Committee.

2. THE NOMINATIONS AND GOVERNANCE COMMITTEE is responsible for identifying and recommending nominees for the Board and for ensuring that the Board and each of its committees is composed of individual Directors with the abilities and skills necessary to effectively lead the Bank and shape its vision and direction. The Committee is also responsible for performing periodic performance evaluations of individual Directors and the Board as a whole; recommending on the mandates of the Board's committees and policies governing the size and structure of the Board and monitoring developments in corporate governance practices.

3. THE COMPENSATION COMMITTEE is responsible for ensuring that the remuneration packages offered to the Bank's Directors and Executive Officers are competitive and designed to attract, motivate and retain Directors and Executive Officers of the standard required and to stimulate performance with the overall view of enhancing shareholder value. The Committee is also responsible for any Bank share-related compensation schemes; performing an annual evaluation of the CEO based on objective performance criteria; ensuring that appropriate succession plans are in place for the CEO and other executive and senior management and recommending to the Board a successor to the CEO when a vacancy occurs in that office.

4. THE BOARD ADVISORY COMMITTEE'S main purpose is to consult with management on behalf of the Board during extraordinary situations when the Board is not in session and advising management regarding acquisition, disposition and merger opportunities. The Committee also serves as a forum for the chairs of the Board's committees to discuss the activities and operations of the other Board committees.

AT 31 DECEMBER 2002 THE BOARD OF THE BANK OF BERMUDA LIMITED CONSISTED OF 13 DIRECTORS, 12 OF WHOM ARE NONEXECUTIVE. FURTHER INFORMATION ON MEMBERSHIP OF THE BOARD AND ITS COMMITTEES CAN BE FOUND ON PAGE 19.

SERVICE CONTRACTS: There are no service contracts with any Director of the Bank.

20 ANNUAL REPORT 2002

                                                               FIVE YEAR SUMMARY

                                                                         As at or for the Year Ended
                                                                           31 December
                                            31 December    31 December        2000          30 June      30 June         30 June
(In US$ thousands, except per share data)      2002           2001         (unaudited)        2000        1999            1998
---------------------------------------------------------------------------------------------------------------------------------
INCOME STATEMENT DATA
Non-interest income                            264,256        256,977         247,219         234,674      197,796        204,163
Net interest income after loan losses          177,745        195,012         202,363         181,293      143,512        125,593
Investment and other income/(loss)             (21,004)        (8,181)         (8,234)          3,045       12,629        (18,904)
---------------------------------------------------------------------------------------------------------------------------------
Total revenue                                  420,997        443,808         441,348         419,012      353,937        310,852
Operating expenses                            (341,850)      (342,853)       (319,915)       (304,820)    (275,373)      (243,594)
---------------------------------------------------------------------------------------------------------------------------------
Income from operations, before
    income taxes                                79,147        100,955         121,433         114,192       78,564         67,258
Income taxes                                    (6,233)        (6,771)         (7,185)         (8,138)      (4,928)        (8,229)
---------------------------------------------------------------------------------------------------------------------------------
Income from operations, after
    income taxes                                72,914         94,184         114,248         106,054       73,636         59,029
Net effect of litigation                         5,453        (43,437)              -               -            -              -
Adjustment to profit-related
    compensation                                  (709)         9,330               -               -            -              -
Cumulative effect of a change in
    accounting principle                             -              -           1,517               -            -              -
---------------------------------------------------------------------------------------------------------------------------------
Net income                                      77,658         60,077         115,765         106,054       73,636         59,029
---------------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE
Income from operations - Basic(1)                 2.46           3.14            3.81            3.61         2.59           2.08
                       - Diluted(1)               2.38           3.00            3.72            3.53         2.52           2.03
Net income             - Basic(1)                 2.62           2.00            3.86            3.61         2.59           2.08
                       - Diluted(1)               2.53           1.91            3.77            3.53         2.52           2.03
Cash dividends declared(1)                        1.08           0.98            1.37            1.01         0.85           0.70
Book value at period end(1)                      22.84          21.04           20.90           20.10        17.01          15.62
Market price at period end(1)                    31.90          48.00           41.36           24.66        20.25          28.56

Dividend payout ratio                             42.7%          51.3%           36.3%           28.6%        33.7%          34.5%
Weighted average shares outstanding
                       - Basic(1)               29,601         29,977          29,969          29,355       28,437         28,359
                       - Diluted(1)             30,691         31,386          30,734          30,029       29,190         29,072
---------------------------------------------------------------------------------------------------------------------------------
BALANCE SHEET DATA
Cash and deposits with banks                 4,677,011      3,570,005       4,850,264       4,446,741    4,351,619      6,524,021
Marketable securities                        4,369,898      5,467,875       4,693,762       3,983,585    3,463,971      3,149,645
Loans, less allowance for loan losses        1,768,349      1,477,577       1,514,019       1,580,910    1,437,311        950,298
Total assets                                11,089,968     10,808,019      11,373,759      10,350,573    9,557,251     10,897,219
Customer deposits                           10,165,189      9,943,466      10,509,922       9,478,593    8,731,532      9,469,362
Shareholders' equity                           662,193        629,383         626,447         604,033      484,112        443,948
---------------------------------------------------------------------------------------------------------------------------------
RATIOS
Return on equity(2),(3)                           11.3%          14.9%           19.1%           19.4%        16.0%          14.2%
Return on assets(2),(3)                            0.7%           0.8%            1.1%            1.1%         0.8%           0.6%
Total capital ratio                               15.4%          15.8%           14.5%           13.8%        13.9%          13.4%
Equity to assets                                   6.0%           5.8%            5.5%            5.8%         5.1%           4.1%
---------------------------------------------------------------------------------------------------------------------------------
Employees at period end                          2,961          2,926           2,830           2,739        2,623          2,427
---------------------------------------------------------------------------------------------------------------------------------

1 Adjusted to give effect to the impact of a 1-for-10 (10%) stock dividend paid to shareholders of record on 31 December 2001, a 1-for-7 (14.29%) stock dividend paid to shareholders of record on 18 August 2000, and a 1-for-10 (10%) stock dividend paid to shareholders of record on 31 August 1999

2 Percentages based on average quarter end balances

3 Calculated using income from operations after income taxes

                                                           ANNUAL REPORT 2002 21

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Management's Discussion and Analysis of Results of Operations and Financial Condition should be read in conjunction with our Consolidated Financial Statements beginning on page 48, the related notes beginning on page 52 and the supplemental financial data which begins on page 80. All references to Bank of Bermuda or the Bank refer to The Bank of Bermuda Limited and its subsidiaries on a consolidated basis.

RESULTS OF OPERATIONS FOR THE YEAR ENDED 31 DECEMBER 2002 COMPARED WITH THE YEAR ENDED 31 DECEMBER 2001

SUMMARY

Net income for 2002 was $77.7 million, up 29% from $60.1 million in 2001. Diluted earnings per share were $2.53, compared with $1.91 last year when results were adversely affected by net costs to settle litigation. The net effect of litigation and related adjustments reduced diluted earnings per share by $1.08 in 2001 and added $0.15 to diluted earnings per share in 2002.

Total revenue in 2002 was $421 million, down 5% from $443.8 million in the prior year. This drop masked a fourth consecutive year of fee revenue growth as 3% fee revenue growth in 2002 was more than offset by lower interest earnings and weaker performance of our outsourced trading portfolio. We generate revenue from two principal sources: fee revenues, based largely on the value of client assets and the volumes of their activities; and interest earnings, from the reinvestment of client deposits. Economic conditions in 2002 challenged both of these revenue streams. The ongoing weakness in equity markets suppressed client asset values and transaction volumes and created a more demanding sales environment. Despite these pressures, fee revenue growth was driven by contribution flows to client pension fund assets in Asia-Pacific and new alternative fund client relationships, both of which are key target markets. These markets showed ongoing growth in 2002, while traditional funds were impacted by market value declines and lower subscription levels.

The sustained low interest rate environment challenged our second key revenue source, interest earnings. The eleven successive reductions in the US federal funds rate in 2001 led to a decline in both the volume of our deposits and the net interest margin we generated on reinvestment of those deposits. Deposit volumes declined in late 2001 and remained at a lower average level through 2002. Our net interest margin declined because the structure of our balance sheet means that we earn a lower net interest margin when rates are extremely low. 2002 net interest income was 11% lower than the prior year.

Controlling operating costs continued to be a key focus in 2002. Excluding one-time items in both years, total operating costs were relatively unchanged from 2001, up $1 million, although we increased spending on technology, compliance, operational risk management, and sales. In total, 2002 operating expenses fell 11%, reflecting the impact of litigation settlement costs on the 2001 results.

In 2002, we achieved growth in key target markets, even though our revenue streams were challenged by the economic environment. We were also successful in strengthening our sales teams and delivering new technology to our clients while containing operating costs.

NON-INTEREST INCOME

Total non-interest income was $264.3 million, a record level, up 3% from $257 million in 2001. Total non-interest income represented 63% of total revenues, compared with 58% for 2001.

Non-interest income is the function of a number of factors including the composition and value of client assets under management and administration, the volume and nature of clients' transaction activities, and the types of products and services our clients use. Currently, about 40% of our non-interest income is based on the value of client assets, 50% is transaction-driven, with the remainder linked to other factors. Weak equity markets depress non-interest income by reducing the value of client assets, lowering securities trading activity, and decreasing demand for higher-margin proprietary equity products. Our fee structures provide for varied pricing dependent on the value of client assets and the nature of services provided. As a result, it is not possible to draw a direct relationship between the value of client assets and the level of non-interest income. The diversified mix of our client assets also makes it difficult to link changes in specific market indices to movements in our client asset values. Our clients are both globally invested and divided among traditional funds and alternative asset classes, such as hedge funds, which do not typically respond to market movements in the same ways.

22 ANNUAL REPORT 2002

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONT.)

NON-INTEREST INCOME
(In US$ millions)

Dec 01      257
Dec 00      247*
Dec 99      216*
Dec 98      197*

* Calendarisation unaudited

Higher non-interest income in the current environment of sustained weak equity markets reflects net new business and continued growth in our target markets. The increased 2002 fee revenue was primarily a result of the growing pension funds in Asia-Pacific, and the ongoing demand for products offered by investment managers with skills-based strategies, such as those who run hedge funds, fund of funds and other alternative asset management products. Both of these groups represent key client segments of our largest business, Global Fund Services.

The following table presents the components of our non-interest income for the years ended 31 December 2002 and 2001:

                          Year Ended 31 December
(In US$ thousands)           2002        2001     Change   % Change
-------------------------------------------------------------------
Trust &
  Related Services          156,475    148,109    8,366      5.6%
Investment Services          40,779     40,736       43      0.1%
Foreign Exchange
  Earnings                   42,365     42,394      (29)    (0.1%)
Banking Services             23,163     24,395   (1,232)    (5.1%)
Other Non-Interest
  Income                      1,474      1,343      131      9.8%
-------------------------------------------------------------------
Total Non-Interest
  Income                    264,256    256,977    7,279      2.8%
-------------------------------------------------------------------

REVENUE BY TYPE
(In US$ millions)

                       2002    2001
NON-INTEREST            264    257
   INCOME
NET INTEREST            176    198
   INCOME

[PIE CHART]

TRUST AND RELATED SERVICES

Trust and related services fees were $156.5 million, up 6% from $148.1 million in 2001, and represented 59% of total non-interest income. These fees are generated from the provision of a range of fund administration and private trust products, tailored to the needs of our client base. Our clients include collective investment plans, such as mutual funds and pension plans, and high net worth individuals and families. We target markets where we believe long-term trends drive demand for our services and where we believe we have a sustainable competitive advantage. To this end, we are building on our established position as a service provider to the traditional fund business in Asia-Pacific and, on a global basis, focusing on building our market position serving independent fund managers with skills-based strategies. We believe that this is a growing market niche with specialised requirements that fits well with our ability as a smaller provider, to develop client-focused services. These managers are currently focused on alternative fund products, such as hedge funds and funds of funds, which have recently outperformed the market performance of more traditional funds and helped to protect our fee revenue base. Fiduciary services are a lead product for our Private Client Services business and we believe that our appeal as a quality provider in well regarded jurisdictions is strengthened in the current environment of increased regulatory scrutiny.

The following table shows trust and related services fees by product and geographic region for the years shown:

 Year Ended 31 December
  (In US$ thousands)          2002     2001     Change    % Change
-------------------------------------------------------------------
Fund Administration Fees
   North America             39,406    40,695    (1,289)    (3.2%)
   Europe                    36,854    33,996     2,858      8.4%
   Asia-Pacific              49,892    42,991     6,901     16.1%
-------------------------------------------------------------------
                            126,152   117,682     8,470      7.2%
-------------------------------------------------------------------

Private Trust Fees
   North America             13,298    13,449      (151)    (1.1%)
   Europe                     8,561     8,020       541      6.8%
   Asia-Pacific               8,464     8,958      (494)    (5.5%)
-------------------------------------------------------------------
                             30,323    30,427      (104)    (0.3%)
-------------------------------------------------------------------
Total                       156,475   148,109     8,366      5.7%
-------------------------------------------------------------------

                                                           ANNUAL REPORT 2002 23

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONT.)

FUND ADMINISTRATION FEES

Fund administration products include accounting and valuation, administration, registrar and transfer agency, corporate secretarial and custody. Clients of our Global Fund Services business are the main users of these products.

Fund administration fees represented 81% of total trust and related services fees in 2002 and were the primary reason for growth in this revenue line. Fund administration fees increased by $8.5 million for the year, or 7%, with $6.9 million of this growth in Asia-Pacific, driven largely by the accumulation of assets in client pension funds.

Approximately 80% of Asia-Pacific fund administration fees are generated from our Hong Kong office and the remainder in Singapore. Pension funds are an important part of our Hong Kong client base, representing $12.6 million of the Hong Kong fund administration fees in 2002. This was a 30% increase from $9.7 million in 2001. In 2000, we were appointed to service funds that represented 24% of contributions to new Hong Kong government-mandated pension funds, Mandatory Provident Funds (MPF). This new pension fund market complemented our existing, established, pension fund business in that location. Contributions to the new MPF funds commenced in early 2001. The investment in people and systems to support the MPF business was substantially completed in late 2000. The related revenues, however, will build over time as they are based on the fund asset values, which steadily accumulate as contributions are received. The current rate of contribution flows is approximately $750 million per annum. In Singapore, our 2002 fund administration revenues were $1.8 million higher than the previous year, as increased subscriptions to client funds augmented assets under administration. We have a leading position in the small but growing Singapore fund industry. Although the ongoing growth of pension funds is a key driver of our current growth in Asia-Pacific, we anticipate that alternative asset management products will form a larger part of our strategy in the region going forward. In 2003, we plan to introduce technology in Asia-Pacific to further improve our servicing capability to this market.

Approximately one third of our North American business is represented by traditional fund clients, with the remaining two thirds represented by alternative asset clients. Our new business flows in the region reflect our focus on our key target market of emergent managers with skills-based strategies. Approximately 90% of all hedge fund managers are based in North America and we are developing capacity and have introduced technology in our New York office to strengthen our presence in this market. In 2002, the New York office produced $7.4 million of our total fund administration fees in North America. This was 15% higher than the prior year, driven by continued interest in our alternative funds offering, of which funds of funds is a major component. Bermuda accounted for $29.3 million, or 74%, of North America's fund administration fees. This was $1.4 million, or 5%, lower than last year as new business was offset by market value declines of traditional funds and by the impact of lost institutional client business.

In Europe, fund administration fees in 2002 were $2.9 million higher than in 2001. Our existing business in Europe is also divided between the traditional and alternative fund types, and we believe that the development of the hedge fund industry is an important trend that will be a driver of future growth. We have added to our sales teams in Europe, focusing in particular on the development of our Dublin office, which contributed $1.5 million of the increase in 2002 fund administration fees, mainly driven by new alternative fund business. Our Luxembourg and Guernsey offices also reported fund administration fee increases of $1.1 million and $0.5 million respectively.

PRIVATE TRUST FEES

Private trust, comprising a range of fiduciary, estate planning and related services, is a lead product for our Private Client Services division. We believe that we have a strong reputation for expertise in multi-jurisdictional and offshore structures and that ongoing global trends drive demand for our services. These trends include the increasingly international nature of wealthy families and heightened regulatory demands, which strengthen the appeal of reputable providers.

In 2002, private trust fees were little changed from 2001 in all geographic regions. New business revenues for the year of $0.8 million were largely offset by our termination of approximately 150 relationships that did not meet profitability or other targets, with associated lost 2002 revenue of approximately $0.6 million.

INVESTMENT SERVICES

Investment services fees are generated from investment management services, with respect to our proprietary range

24 ANNUAL REPORT 2002

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONT.)

of mutual funds, discretionary investment management services, and stock brokerage services. The level of investment services fees is driven by the size and mix of assets in our proprietary range of mutual funds as well as by the volume of client trading activities. In 2002, stock market weakness resulted in lower transaction volumes as well as a change in the mix of our mutual fund products towards money market and bond funds, on which we earn lower margins, and away from higher margin equity fund products.

During 2002, the total value of our proprietary All-Points funds grew to $6.4 billion, from $6.3 billion as at 31 December 2001. Bond and money market funds, which account for approximately 90% of the total value of our proprietary funds, grew by $188 million, with most of the growth in the All Points Corporate Money Fund. This increase was partly offset by a $91 million decrease in equity funds.

Overall investment services fees remained flat in 2002. The growth of our mutual fund products generated $2 million in additional revenue. This improvement was offset by a decline of $2.1 million in brokerage, execution and discretionary management fees.

ALL POINTS FUNDS NET ASSET VALUE
(In US$ billions)

Dec 01     6.3
Dec 00     5.2
Dec 99     4.1
Dec 98     3.4

FOREIGN EXCHANGE EARNINGS

We offer a comprehensive range of foreign exchange services to our global client base with minimal proprietary position-taking. Revenues from foreign exchange activity were $42.4 million for 2002, unchanged from a year earlier.

Dublin and Luxembourg increased foreign exchange earnings by $1.1 million and $0.5 million, respectively. Both locations generated higher volumes, with Dublin benefiting from having its new banking licence and a full year of Treasury operations, which began in April 2001. These improvements were offset by lower revenues in Guernsey due to reduced volumes.

BANKING SERVICES

We provide a wide range of products to meet customers' banking and credit needs. These include bank account products, credit and debit card services, corporate and personal loans, mortgages and letters of credit.

2002 saw the successful launch of two new banking products: EasyLink Online and GlobalConnect. EasyLink Online is an internet based banking solution for our community banking customers, that offers real time access to bank accounts and services. Since the initial launch of the product, we have continued to expand its functionality and volume has continued to grow. GlobalConnect is an internet based banking product designed for our corporate banking clients that offers online account maintenance, straight-through international money transfer payments in multiple currencies, and automated sweep facilities into the Bank's proprietary funds. GlobalConnect also allows clients to make electronic payments, perform online deposit dealing and execute foreign exchange trades over the internet by using secure certification technology.

Banking services fees in 2002 were $23.2 million, which was $1.2 million or 5% lower than in 2001. The decrease was primarily due to the termination of a credit card incentive programme, which resulted in a $1 million reduction for reward payouts.

NET INTEREST INCOME

The following table represents the components of our net interest income for the years ended 31 December 2002 and 2001:

                         Year Ended 31 December
(In US$ thousands)           2002        2001       Change     % Change
-----------------------------------------------------------------------
Interest Income             300,771      487,212   (186,441)    (38.3%)
Interest Expense            124,997      289,538   (164,541)    (56.8%)
-----------------------------------------------------------------------
Net Interest Income         175,774      197,674    (21,900)    (11.1%)
-----------------------------------------------------------------------
Average Interest
   Earning Assets         9,525,000   10,301,000   (776,000)     (7.5%)
-----------------------------------------------------------------------
Net Interest
   Margin                      1.85%     1.92%     (0.07)pts
-----------------------------------------------------------------------

Net interest income is the amount of interest received on our interest earning assets less interest paid on our interest bearing liabilities. A portion of our interest earning assets are funded by non-interest bearing sources of funds such as non-interest bearing deposits and equity. Changes in net interest

                                                           ANNUAL REPORT 2002 25

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONT.)

income are driven by several factors, including changes in the volume and mix of interest earning assets and interest bearing liabilities, their relative sensitivity to interest rate movements, and the proportion of non-interest bearing funds.

Net interest income was $175.8 million in 2002, down 11% from $197.7 million in the prior year. This decline was the result of a lower net interest margin, which fell from 1.92% in 2001 to 1.85% in 2002, together with lower average interest earning assets, which fell by $776 million, or 7.5%. The net interest margin is defined as net interest income as a percentage of average interest earning assets.

The analysis on page 82 shows the effects of changes in volumes and rates on our net interest income. Average interest earning assets fell to $9.5 billion in 2002 primarily as a result of on-balance sheet fixed term deposit liabilities moving to our off-balance sheet All Points Corporate Money Funds in late 2001 [see Investment Services section on page 24]. Please refer to page 81 for more information on our average assets and liabilities and related interest rates.

Our short matched duration balance sheet provides market value stability but does not protect against margin declines in the event of extreme interest rate reductions. The unprecedented cuts in interest rates from mid 2001 had a negative impact on margins, as we were unable to maintain yield on the reinvestment of low and non-interest bearing customer deposits. Although these deposits are classified as interest bearing, we are not paying interest on these deposits in such a low rate environment. However, the applicable rates for these deposits will rise when market rates rise, therefore they cannot be effectively matched with longer duration assets. In 2002, we initiated a strategy to improve future margin protection by reinvesting our capital base in longer duration instruments. At 31 December 2002, this portfolio had reached a total size of $365 million with an average duration of 2.2 years.

NET INTEREST INCOME
(In US$ millions)

Dec 01    198
Dec 00    205*
Dec 99    156*
Dec 98    130*

* Calendarisation unaudited

We are primarily a fee driven trust bank and derive our interest income from customer deposits that are short-term with respect to liquidity and interest rate sensitivity. Our policy is to reinvest these funds in liquid short duration instruments to match the characteristics of our deposit base. Additionally, our loan portfolio represents only 16% of our total assets. Consequently, we generate lower net interest margins than other financial institutions that focus primarily on lending.

To improve diversification and long-term yield, in 1998 we appointed a third-party investment manager to manage a portfolio of mortgage and asset-backed securities, for which we do not have in-house expertise. At 31 December 2002, this portfolio had a net asset value of $494.8 million, down $833.4 million from $1,328.2 million at 31 December 2001, as we decided to reduce the size of the portfolio in 2002. The target return on the portfolio is approximately 20 basis points above that earned on our portfolio managed in-house. These investments tend to be of a longer duration than our requirements and we use interest rate swaps and futures to reduce duration to our target levels. Because this portfolio is classified as a trading portfolio, the mark-to-market changes in portfolio value are included in gains/(losses) on trading portfolio, while the associated interest income is included in net interest earnings. With an upward-sloping yield curve, this portfolio structure results in a higher level of interest income on the assets, which is included in net interest earnings, and a mark-to-market loss on the hedged portfolio, which is included in gains/(losses) on trading securities. For 2002, interest earned on the trading portfolio was $50.3 million, compared with $32.7 million in 2001. The loss on marking the portfolio to market, realised losses on the sale of securities and management fees totalled $24.9 million in 2002 and $6.5 million in 2001. On a net basis the portfolio earned 2.02%, equivalent to $25.4 million in 2002, and 4.19%, equivalent to $26.1 million in 2001.

PROVISION FOR LOAN LOSSES

Provisions for loan losses was a release of $2 million in 2002, compared with an expense of $2.7 million in 2001, reflecting an improvement in non-performing assets. Gross impaired loans at 31 December 2002 were $20.2 million, down from $25.7 million a year earlier. The decrease in impaired loans largely resulted from improved efforts on collecting impaired assets in Corporate Banking, Community Banking and

26 ANNUAL REPORT 2002

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONT.)

overseas Private Client Services. Additions to impaired status continue to be predominantly in the Community Banking portfolio; however, additions to impaired loans in this area are consistent with historical levels.

A measure of the adequacy of established allowances for loan losses is the coverage ratio, which is the allowance for losses expressed as a percentage of total impaired loans. Our coverage ratio was 121% at 31 December 2002, an increase from 107% at 31 December 2001. The ratio of gross impaired loans to total gross loans was 1.1% at31December 2002 compared with 1.7% at 31 December 2001.

During the year, our specific loan allowance declined by $3.7 million to $3.8 million as significant recoveries were made on impaired loans [see page 35 for further details]. The general allowance increased by $0.5 million to $20.6 million reflecting management's judgment as to the potential impact on credit quality arising from current softness in Bermuda's retail and hospitality sectors.

OTHER INCOME/(LOSS)

Other income/(loss) represents dividends from our equity portfolio and miscellaneous income and losses. In 2002, we earned a net $3.5 million of other income compared with a net loss of $1.9 million in 2001. Dividends on our portfolio of equity securities and mutual funds were $3.2 million for the year, down from $5.8 million in 2001 as investments in mutual funds were reduced in 2002. Prior year other income/(loss) included a charge of $11.5 million in relation to our investment in Measurisk, which reduced our investment carrying value in this asset to nil. Current year other income/(loss) included a gain on sale of property of $1.3 million and a $2.5 million expense to reduce the book value of the Bank's office building in Cayman to its estimated realisable value of $4 million.

LOSSES ON TRADING MARKETABLE SECURITIES

Net losses on trading marketable securities were $24.9 million in 2002 compared with losses of $6.5 million in 2001. As explained in the Net Interest Income discussion, the trading portfolio generates a mark-to-market loss when there is an upward-sloping yield curve due to the portfolio hedging strategy. In 2002, a combination of a larger (average) trading portfolio and a steepening of the yield curve increased the amount of this loss.

GAINS ON AVAILABLE FOR SALE MARKETABLE SECURITIES

Gains on available for sale marketable securities were $0.4 million in 2002, compared with $0.3 million in 2001. During 2002, we sold several equity and mutual fund investments that were originally made several years ago to support client relationships and business initiatives. Investments in two publicly traded insurance companies and a private investment company were sold for gains of $3.7 million. Investments in mutual funds were sold for net gains of $2.1 million. These gains were partially offset by realised net losses on the sale of other equity securities totalling $1.1 million. During the year the Bank also expensed $4.3 million to write down the cost of securities that were identified as being other than temporarily impaired.

During 2001, we sold equity securities for net realised gains of $7.6 million and debt securities for net realised losses of $2 million. Additionally, we incurred expense of $5.3 million for the write down of securities that were identified as other than temporarily impaired.

OPERATING EXPENSES

The following table presents our operating expenses for the years ended 31 December 2002 and 2001:

                              Year Ended 31 December
(In US$ thousands)               2002       2001        Change   % Change
-------------------------------------------------------------------------
Salaries                        181,940     161,359     20,581     12.8%
Pension &
      Staff Benefits             58,373      51,858      6,515     12.6%
Property                         27,723      28,613       (890)    (3.1%)
Systems &
      Communications             41,129      39,800      1,329      3.3%
Corporate,
      Marketing,
      & Other                    27,941      95,330    (67,389)   (70.1%)
-------------------------------------------------------------------------
Total Operating
      Expenses                  337,106     376,960    (39,854)   (10.6%)
-------------------------------------------------------------------------
Average Number
      of Employees                2,933       2,914
-------------------------------------------------------------------------

Operating expenses were $337.1 million in 2002, compared with $377 million in the prior year. The year-on-year change was primarily due to a 2001 net expense of $34.1 million, and a 2002 net income impact of $4.7 million in connection with litigation. Other significant items include; in 2002, a $1.5 million restructuring charge in connection with our Cayman operations and, in 2001, expenses of $7.7

                                                           ANNUAL REPORT 2002 27

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONT.)

million relating to start up costs of a cancelled business venture (see page 32) and a $4.1 million net credit in connection with pension plan obligations (see further explanation under Pension and Staff Benefits below). Excluding all such items in both years, 2002 operating costs were $1 million higher.

SALARIES

Salary costs were $181.9 million, $20.6 million higher than 2001. 2001 salary costs were affected by a $10 million reduction in performance related compensation, which reflected the impact of litigation settlement on that year's results. 2002 salary costs include a one-time charge of $1.5 million in connection with the restructuring of our Cayman office. The remaining increase is due to a marginal increase in headcount and a more experienced staff complement as we consolidated support functions and added more senior staff to promote business growth.

Salary costs increased in Europe and Asia-Pacific as a result of additional staff to support business growth but were reduced in North America, where we announced the restructuring of our Cayman office and consolidation of support functions in early 2002. The overall effect of these changes was a modest increase in total headcount to 2,961 at 31 December 2002 up from 2,926 at 31 December 2001.

Salary costs in Europe totalled $48.9 million, up from $39.6 million in the prior year. $2.9 million of this increase was in Dublin, where we added staff as we developed our Global Fund Services business in that location. Additional resources in our principal information technology support base in Scotland added salaries of $1.8 million in 2002. The remaining increase was largely the result of a more expensive staff complement as we added more experienced senior personnel to support business growth.

In Asia-Pacific, salary costs were $3.1 million higher as we added employees to service our growing Global Fund Services business and banking and treasury operations.

Salary costs in North America were up 9.4% at $94.5 million. Staff levels in Bermuda were slightly below the prior year as the consolidation of support functions compensated for additions in other areas, including risk and compliance functions, and certain product divisions.

PENSION AND STAFF BENEFITS

Total pension and staff benefits costs were $58.4 million, compared with $51.9 million in the prior year. 2002 included a charge of $2.1 million for the Sterling area (includes Isle of Man, Jersey and Guernsey) defined benefit pension obligations due to the poor performance of equity markets. 2001 included a one-time gain of $4.1 million, representing net gains of $5.6 million on the settlement of the Bermuda defined benefit plan, partly reduced by a provision of $1.5 million in respect of the tax liabilities incurred on the termination of the plan for US citizens. For more information refer to Note 8 of the Consolidated Financial Statements on page 66.

PROPERTY

Property expense totalled $27.7 million for 2002, a decline of $0.9 million or 3% from 2001. In Bermuda, property expense decreased by $1.3 million as we reduced leased premises. The decrease in Bermuda was partly offset by increases in Dublin and Hong Kong as we took up additional office space in those locations.

SYSTEMS AND COMMUNICATIONS

Systems and communications expenses were $41.1 million, an increase of $1.3 million over 2001. Approximately $1 million of the increase relates to the enhancement of our Global Fund Services technology platform with new global portfolio accounting systems.

CORPORATE, MARKETING, AND OTHER

Corporate, marketing, and other expenses were $27.9 million in 2002, compared with $95.3 million in 2001. Of the $67.4 million decrease, $43.4 million relates to 2001 costs to settle litigation. During 2002, we also recorded a net insurance recovery of $5.4 million relating to this litigation (see Legal Proceedings on page 41). Legal expenses relating to this litigation decreased to $1.2 million in 2002, from $3.9 million in 2001.

We recovered $0.8 million in 2002 of an errors and omission charge of $3.5 million incurred last year. Travel and professional fees declined by $3.4 million and $6.2 million respectively.

LINES OF BUSINESS

We market our products and services through four business segments: Global Fund Services, Private Client Services,

28 ANNUAL REPORT 2002

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONT.)

Corporate Banking (previously named Corporate Cash Management) and Community Banking (previously named Retail Client Services), each of which receives product support from our Capital Markets Products, Banking and Lending Products (formerly Banking and Credit Products) and Securities Products divisions. Our management reporting system incorporates processes for allocating revenue and expenses to each segment, as well as for allocating assets, liabilities and the applicable interest income and expense. For more information refer to Note 10 of the Consolidated Financial Statements on page 70.

REVENUE BY BUSINESS SEGMENT

                     2002
GFS                  45%
PCS                  21%
CORPORATE BANKING    13%
COMMUNITY BANKING    18%
OTHER                 3%

[PIE CHART]

GLOBAL FUND SERVICES (GFS)

Our GFS division provides a range of tailored products and services to an international and diverse base of over 1,100 fund managers, with a focus on clients with complex needs. In particular, GFS continues to build upon its key market segmentation of specialist and emergent fund managers who pursue skills-based investment strategies. GFS is pursuing its aim to be the provider of choice for managers with skills-based strategies, such as those offering alternative asset management products, which includes hedge funds and multi-manager funds, including fund of funds. This market segment has recently outperformed traditional funds and many market analysts believe that it will continue to grow at a faster rate. Products and services include accounting, valuation, transfer agency, shareholder, corporate management, fiduciary, banking and global custody services.

The following tables present our results by business division for the years ended 31 December 2002 and 2001:

                                                                   Year Ended 31 December 2002
                                          Global       Private
                                           Fund         Client      Corporate    Community
(In US$ thousands)                       Services      Services      Banking      Banking       Other       Total
-----------------------------------------------------------------------------------------------------------------
Non-Interest Income                       150,961       67,485       18,589       21,488        5,733     264,256
Net Interest Income after Loan Losses      43,836       22,843       48,439       58,132        4,495     177,745
Investment and Other Loss                  (4,272)        (374)     (12,430)      (5,240)       1,312     (21,004)
-----------------------------------------------------------------------------------------------------------------
Total Revenues                            190,525       89,954       54,598       74,380       11,540     420,997
Operating Expenses                        170,571       77,264       26,545       60,053        2,673     337,106
Income Taxes                                3,623        1,413          287          128          782       6,233
-----------------------------------------------------------------------------------------------------------------
Net Income/(Loss)                          16,331       11,277       27,766       14,199        8,085      77,658
-----------------------------------------------------------------------------------------------------------------

                                                                   Year Ended 31 December 2001
                                          Global       Private
                                           Fund         Client      Corporate    Community
(In US$ thousands)                       Services      Services      Banking      Banking       Other       Total
-----------------------------------------------------------------------------------------------------------------
Non-Interest Income                       140,813       69,099       15,999       25,217        5,849     256,977
Net Interest Income after Loan Losses      48,975       30,587       50,041       55,087       10,322     195,012
Investment and Other Loss                    (553)        (268)      (3,492)      (1,183)      (2,685)     (8,181)
-----------------------------------------------------------------------------------------------------------------
Total Revenues                            189,235       99,418       62,548       79,121       13,486     443,808
Operating Expenses                        162,218       76,280       23,457       57,569       57,436     376,960
Income Taxes                                2,784        2,506          291           40        1,150       6,771
-----------------------------------------------------------------------------------------------------------------
Net Income/(Loss)                          24,233       20,632       38,800       21,512      (45,100)     60,077
-----------------------------------------------------------------------------------------------------------------

Net income for GFS was $16.3 million for the year 2002, a decline from $24.2 million in the prior year. The decline in earnings was due to a combination of reduced net interest

                                                           ANNUAL REPORT 2002 29

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONT.)

income, trading portfolio losses and hedge costs, and increased operating expenses to generate new business and improve technology. However, despite weak global equity markets, non-interest income for GFS continued to improve as a result of the MPF programme in Hong Kong and growth in new business.

GFS contributed 45% of our total revenues for the year compared with 42% in 2001. Non-interest income is largely fee-based revenue. We earn our fee income primarily from transaction volumes and based on the value of our client assets under administration. Therefore, during a period of declining stock markets and inactive investors we see pressure on our fee income. Despite the fact that equity markets were weak in 2002, fee revenues increased. Fee income increased by $10.1 million to $151 million, an increase of 7% from 2001. Our client assets increased 3%, as new business more than offset the impact of weak equity markets on the value of existing client assets. On average, our assets under administration increased from $80.8 billion to $83.5 billion year-over-year. Hedge funds and funds invested in emerging markets totalled 47% of total client assets.

Our strong performance in Asia-Pacific was a main contributor to this year-over-year improvement. In Hong Kong, strength in our MPF pension revenues enabled fees to grow by 13% or $5.3 million while new business in Singapore contributed a $1.8 million or 21% increase. Contribution flows of approximately $750 million a year are being received by the MPF business. A focus on alternative investment products in Dublin contributed to higher European fee earnings. Total European fees increased by $2.8 million, with Dublin generating a $2.2 million or 17% increase. In North America, Bermuda fees were flat. New York improved fee earnings by $0.9 million or 15%. The implementation of a new accounting and valuation system to improve servicing was a key factor in this performance and continues to attract new business. Revenues in our Cayman office declined as services were moved to other locations.

GFS interest income, as a consequence of the combined margin compression and volume decline explained on page 26, decreased from $49 million to $43.8 million. At the same time GFS share of the trading portfolio loss was $4.3 million, compared with $0.6 million last year.

Operating expenses for GFS increased 5% to $170.6 million in 2002. This was attributable to increased staff and systems costs in order to generate new business and improve service to existing clients. Our New York and Dublin offices accounted for most of these higher expenses, with increases of $2 million and $4 million respectively. Both of these locations are key to our strategy for future growth in GFS. New York has been the starting site for a number of systems improvements and, as a growing source for both onshore and offshore business, has required additional investment in staff. Dublin is the focal point for expanding our GFS presence in Europe and has also needed similar investment. The chief system being developed is Advent Software's "Geneva", a "real-time", global portfolio accounting system which will become the global standard for GFS.

Our Guernsey office recovered $0.8 million in the year related to a $3.5 million errors and omissions charge in 2001. The restructuring of the Cayman office resulted in lower operating expenses of $1.3 million compared with 2001. In addition, European locations were negatively affected by the US dollar weakening against the Euro, which contributed to increased expense levels.

PRIVATE CLIENT SERVICES (PCS)

Our PCS division is a specialist provider of wealth management services to private clients with cross-border needs. We provide high net worth individuals and families, defined by us to be those with at least one million dollars in investable assets, with trust and fiduciary services, personal financial advice and an integrated approach to managing their financial affairs in increasingly complex regulatory and tax environments. PCS currently serves approximately 5,000 clients.

PCS earned $11.3 million in 2002, a decline of 45% compared with $20.6 million in 2001. This decline resulted from an almost $8 million drop in interest income coupled with slightly lower fee income and modestly increased operating expenses. Fee income declined $1.6 million year-over-year. Our PCS fee income is derived in large part from our trust services, where fees are based upon client asset values, and investment services. Our investment service fees are driven by the value of assets managed, including those assets invested in our own mutual funds and transaction volumes. In this respect, our PCS fees are significantly impacted by client asset values and their level of investing activity.

30 ANNUAL REPORT 2002

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONT.)

PCS investment service fees accounted for the decline in total fees, as income from trust services was flat. Trust service fees were limited by weakness in client asset values. In addition, a programme to rationalise our client base and terminate less profitable relationships was substantially completed during the year. New business acquired helped offset the effects of this programme and, as a result, assets under administration increased approximately 4%. Assets under management meanwhile were about the same as at the prior year end.

In North America, fee income declined $1.6 million as a result of lower investment transaction fees. At the same time our fees in Hong Kong declined by $0.8 million mostly because of the rationalisation of our client base. The net effect of the lower fees in Asia-Pacific was offset by an increase of $0.6 million in Europe. Transaction fees increased in our Jersey office as we consolidated our operations and saw positive results from new management appointed in 2001.

Interest earnings for PCS declined $7.7 million to $22.9 million from $30.6 million reported in 2001. This decline resulted from lower net interest margins and reduced client deposit volumes in a number of our offices, notably Hong Kong, Guernsey, Isle of Man and Cayman. The decline in interest earnings in our Cayman office was the result of the liquidation of client deposits following the restructuring of that office. PCS share of the trading portfolio results was essentially the same as in the prior year.

PCS operating expenses were marginally higher at $77.3 million compared with $76.3 million in 2001. This represents an increase of 1% year-over-year, largely caused by increased staff related costs.

CORPORATE BANKING

Our Corporate Banking division primarily provides cash management services to offshore insurance management companies, multinational corporations and local Bermuda based companies. To a lesser extent, the division provides investment management services, foreign exchange services and corporate credit facilities. The Corporate Banking division is a leading provider of banking services to the captive insurance industry. Insurance management companies provide administrative services to captive insurance and reinsurance companies established in Bermuda by US and European corporations. These management companies require high levels of personal service, which we are able to provide, while the parent companies of offshore subsidiaries require cash management, investment management, foreign exchange and corporate credit facilities. Our other corporate banking clients include trading, telecommunications, shipping, foreign sales and investment holding companies, as well as local Bermuda companies. As of 31 December 2002, our Corporate Banking division had over 8,000 clients, of which approximately 18% were insurance companies.

A substantial proportion of our Corporate Banking revenues are driven by client cash balances and either the net interest margin earned on reinvestment of those balances, or the fees charged for investment in our money market funds. In addition, we earn fees from various chequing and non-chequing bank accounts.

Corporate Banking earned $27.8 million in 2002, a decline of 28% compared to $38.8 million for 2001. This result was mainly due to increased losses from the trading portfolio, lower interest earnings and higher operating expenses. This was partially offset by higher fees derived from client investments in proprietary sheet money funds. Although most of its earnings are currently generated in Bermuda, Corporate Banking intends to leverage its Bermuda client relationships to expand in Europe over the long-term.

Total revenue from Corporate Banking was $54.6 million for 2002. This represented a $8 million decrease from 2001. Fee income grew by $2.6 million or 16%, driven by higher average volumes in our All Points Corporate Money funds. Fees from these funds are mostly asset based. Increased foreign exchange earnings also contributed to the growth in non-interest income.

Interest earnings for Corporate Banking declined by $1.6 million, reflecting lower margins and reduced volumes. Corporate Banking provides the largest proportion of our Bermuda customers deposits. As these deposits are largely reinvested in our Treasury Asset portfolios, Corporate Banking is allocated the highest amount of the trading portfolio results. As a result, investment losses for Corporate Banking increased from $3.5 million to $12.4 million year-over-year.

Operating expenses increased from $23.5 million to $26.5 million. The launch of GlobalConnect resulted in higher marketing costs.

                                                           ANNUAL REPORT 2002 31

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONT.)

COMMUNITY BANKING

Our Community Banking division is focused on developing long-term relationships with its clients by offering banking, credit and investment solutions to meet their evolving needs. Community Banking offers a broad range of products and services including chequing and savings accounts, transactional and payment services, debit and ATM cards, credit cards, overdraft protection, personal and consumer loans, mortgages and home equity loans, investment and financial planning services.

Community Banking earned $14.2 million in 2002, a decline of 34% compared to $21.5 million in 2001. All of our Community Banking income is earned in Bermuda. Community Banking revenues are driven by customers deposits and the margin earned on those deposits. In addition we earn fees from lending services, credit cards, bank account services and foreign exchange services. Therefore, revenues are dependent upon the volume of customer deposits, level of borrowing and transaction activity.

Non-interest income declined $3.7 million to $21.5 million from $25.2 million in 2001. Card service fees declined $0.8 million mostly as a result of a one-time charge for the cessation of a customer rewards programme. Loan origination and related fees were down $0.3 million while bank account fees dropped $0.5 million reflecting lower levels of client activity. The balance of the decline was evenly split between volume-related fees from foreign exchange and investment services.

Interest income was $58.1 million in 2002 compared with $55.1 million in the prior year. This improvement was entirely attributable to a reduction in amounts charged for loan loss provisions. We charged $3 million for loan losses in 2001 compared with a net recovery of $0.4 million during 2002.

Community Banking had a loss of $5.2 million on its portion of the outsourced trading portfolio in 2002, compared with a $1.2 million loss in 2001. As mentioned earlier in the Net Interest Income discussion, the trading portfolio losses were significantly higher in 2002 than in 2001. This has had an impact on each of our businesses.

Operating expenses for 2002 were $60.1 million, approximately 4% higher than the prior year level of $57.6 million. A major reason for the increase is additional systems costs, while other costs were relatively flat. In 2002, our real-time web banking platform for Community Banking clients, EasyLink Online, was launched successfully and now commands a penetration rate of 16% of our existing clientele. We have launched new initiatives and have others planned to improve overall customer satisfaction and service.

OTHER

The Bank's "Other" segment includes investment income/loss, proprietary trading income, interest on unallocated capital and related expenses. In addition, there are certain corporate expenses plus one-time items.

In 2002, this category generated net income of $8.1 million compared with a net loss of $45.1 million in 2001. Both years' results were impacted by the Cash 4 Titles litigation. A credit of $5.4 million was recorded in 2002, reflecting an insurance recovery, compared with a charge of $43.4 million in 2001 for litigation settlement costs.

Revenues totalled $11.5 million, down $1.9 million from last year. Fee income was flat while, investment and other income increased by $4 million year-over-year. Investment and other income in 2001 included an expense of $11.5 million relating to the write down of our investment in Measurisk and a gain of $4.1 million from the sale of an equity security by our Jersey subsidiary. The remainder of the year-on-year movement is primarily due to lower dividends received on our equity portfolio in 2002 compared with 2001. Net interest income declined to $4.5 million reflecting reduced margins on unallocated capital.

Operating expenses at $2.7 million were $54.8 million below prior year with $48.9 million of the change relating to Cash 4 Titles litigation. The remainder is primarily due to expenses of $7.7 million in 2001 relating to a new e-commerce subsidiary that was discontinued because of a deterioration in the market for e-commerce solutions. Expenses in 2002 included $2.1 million for the Sterling area defined benefit pension plan while the 2001 year included a one-time gain of $4.1 million on the settlement of the Bermuda defined benefit plan.

FINANCIAL CONDITION

ASSETS

Average interest earning assets in 2002 were $9.5 billion, down $776 million or 8% from $10.3 billion in 2001. Total

32 ANNUAL REPORT 2002

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONT.)

balance sheet assets were $11.1 billion at 31 December 2002, an increase of $282 million from 31 December 2001. Period-end balances can differ significantly from average balances as our clients often reposition their assets at quarter-ends.

Our asset mix continues to be comprised of high quality and liquid instruments. In 2002, we maintained 82% of average interest earning assets in the form of either interbank deposits or debt instruments issued by OECD governments and financial institutions.

AVERAGE ASSETS
(In US$ millions)

                               2002     2001
CASH & DEPOSITS WITH BANKS
    INTEREST EARNING            3,180    4,090
    NON-INTEREST EARNING           47       37
MARKETABLE SECURITIES
    AVAILABLE FOR SALE          3,509    4,228
    TRADING                     1,257      623
    LOANS                       1,677    1,483
    OTHER ASSETS                  310      366

[PIE CHART]

[PIE CHART]

INTEREST EARNING DEPOSITS WITH BANKS

Average interest earning deposits with banks of $3.2 billion for 2002 represented 33.4% of total average interest earning assets, which compares with $4.1 billion and 39.7% respectively for 2001. At 31 December 2002, interest earning deposits with banks were $4.6 billion. The significant increase from the average balance is due to a year-end increase in customer deposits and the decision made in October 2002 to reduce the size of our outsourced trading portfolio. The funds from the reduction in the outsourced portfolio have been redeposited with banks until we reinvest the proceeds in our securities portfolio that is managed in-house. See the table on page 81 for our average consolidated balance sheets.

We only place deposits with highly rated institutions and ensure there is an appropriate geographic diversification. Exposure and aggregate limits are set for each of the institutions with which we have a relationship. At 31 December 2002, external rating agencies rated 96.7% of our interbank deposits A- or better.

MARKETABLE SECURITIES

Total marketable securities at 31 December 2002 were $4.4 billion compared with $5.5 billion at 31 December 2001. The average balance of our interest earning marketable securities portfolio for the 2002 year was $4.7 billion, unchanged from 2001. Marketable securities represented 49% of total average interest earning assets in 2002, up from 45.9% in 2001.

A portion of our total marketable securities is held in a trading portfolio, which had a total value of $495 million at 31 December 2002 compared with $1.3 billion a year earlier. The average balance of the trading portfolio for 2002 was $1.26 billion, compared with $623 million in 2001. Our trading portfolio is managed by a third party investment management firm, BlackRock Financial Management, Inc. ("BlackRock"), in accordance with strict portfolio quality and duration guidelines. The trading portfolio must have a minimum weighted average credit quality of AA-, no single issue may be rated below A, and concentration risk is mitigated by adhering to sector limits. The maximum duration for the portfolio is 0.5 years.

In late 2001, we increased the size of the trading portfolio to $1.3 billion with the aim of improving the long-term yield on our securities and asset diversification. However, we found that market conditions in 2002 led to variations in portfolio performance, which, as this is a marked to market trading portfolio, resulted in earnings volatility that was outside what we considered to be acceptable limits. Accordingly, the portfolio size was reduced to our revised target of approximately $500 million by 31 December 2002. For more information on our trading portfolio and interest rate risk management, refer to page 37.

MARKETABLE SECURITIES
(% of total as at 31 December 2002)

  OECD FINANCIAL INSTITUTIONS        62%
  GOVERNMENT AND AGENCIES            27%
  OTHER CORPORATE DEBT                9%
  MUTUAL FUND/EQUITY INVESTMENTS      2%

[PIE CHART]

Our available for sale marketable securities portfolio was valued at $3.9 billion at 31 December 2002, compared with $4.1 billion at 31 December 2001. Our Capital Markets Products division manages this portfolio of primarily debt

                                                           ANNUAL REPORT 2002 33

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONT.)

instruments issued by governments and government agencies of OECD countries and debt instruments issued by financial institutions, primarily banks, organised in these countries. Our guidelines stipulate a minimum average credit rating of A-for the portfolio as a whole, with no single issue being less than BBB at the time of purchase.

The strategy for the available for sale portfolio has been to hold investment grade securities with a short duration and low interest rate exposure that closely matches the expense stream of most of our deposits. We utilise swaps to convert instruments with a fixed income stream into floating to manage interest rate risk. At 31 December 2002, 88.7% of this portfolio was comprised of floating rate securities.

In 2002, we also introduced a portfolio of securities that pay a fixed rate income stream. It is our intention to gradually build a longer-duration portfolio equivalent to the size of our capital base. At 31 December 2002, the fair value of this fixed rate portfolio was $365 million. We will add to this portfolio over time as part of our interest rate risk management process. We also hold a small portfolio of equity securities and mutual funds.

As of 31 December 2002, we held some individual investments that constituted more than 10% of shareholders' equity. These investments were either in US government and agency instruments or in debt securities of regulated OECD financial institutions. The table on page 84 of this annual report lists the relevant investments in OECD financial institutions.

LOANS

Loans net of related allowances increased $291 million to $1.8 billion at 31 December 2002. Our loan portfolio represented 18% of average total interest earning assets during 2002, up from 14% in the prior year. Loans increased across all categories, but primarily in secured short-term investment loans and mortgages.

The majority of the increase in short-term investment loans relates to credit facilities provided by GFS to certain clients for liquidity and, on a selective basis, for investment purposes. Lending for liquidity involves short-term advances to bridge the timing differences between the sale or purchase of specific assets and the receipt of cash from predetermined sources. Investment or leverage facilities are provided to a select group of clients who have demonstrated a consistent investment record. These loans may be for a longer duration and are conservatively margined. The margin is determined specifically for each client based on an analysis of the performance and mix within the investment portfolio. In both cases, GFS is the custodian for the collateral and often serves as the administrator. Amounts drawn and approved under these facilities were $187 million and $341 million respectively at 31 December 2002, compared with $77 million and $105 million at 31 December 2001.

At 31 December 2002, our syndicated loan exposure totalled $109 million, consisting of $23 million of overseas syndicated loans, $27 million to reinsurance and other companies in Bermuda, and $59 million to a Bermuda based investment fund. This compares to syndicated loan exposure of $119 million at 31 December 2001, of which $45 million related to overseas syndicated loans, $20 million to reinsurance companies and other in Bermuda, and $54 million to a Bermuda based investment fund. All syndicated obligors are investment grade and we have not experienced any significant deterioration in credit risk on these credit exposures. There were no sales or realised losses during 2002.

The growth in mortgages in the year of $74 million reflects increased penetration in the Bermuda market. The mortgage portfolio continues to represent a relatively low risk profile, as mortgage lending typically results in a relatively low level of loan losses as a result of conservative loan-to-value advance rates, which are limited by policy to 80% or less of the collateral value. A significant downturn in local economic conditions and real estate values could result in increased loan losses and difficulties in disposing of real estate collateral. During 2002 we also sold, or obtained repayment of, $30 million of mortgages recorded in our Cayman office following our decision to stop providing banking services in that market.

34 ANNUAL REPORT 2002

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONT.)

IMPAIRED LOANS AND ALLOWANCE FOR LOAN LOSSES

Approximately $1.4 billion, or 78%, of our total loans are Bermuda-based, and the quality of these loans has been fairly consistent due to the relatively stable nature of the Bermuda economy. Bermuda has not experienced swings in economic volatility, employment levels, and real estate values that many other jurisdictions have experienced. Loan quality has remained relatively consistent, with no material changes in loan concentrations, reallocations of allowances, or significant amount of restructurings. We consider our coverage ratio of 121% to be adequate for losses inherent in the portfolio at 31 December 2002.

Loans are considered impaired when, in the opinion of management and based on current information and events, there has been a deterioration in credit quality to the extent that it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Loans for which payment is more than 90 days overdue are automatically classified as impaired unless the loan is well secured and in the process of collection. Impaired loans are placed on a non-accrual basis and related interest is recorded in income only when received. At 31 December 2002 and 31 December 2001, there were $0.3 million and $2.4 million, respectively, of loans that were overdue more than 90 days, but which were not considered impaired as they were well secured and in the process of collection.

At 31 December 2002, impaired mortgages reduced to $12.7 million of which $11 million are located in Bermuda. These loans are fully collateralised. Impaired commercial loans at 31 December 2002 decreased by $2.6 million. Full payment was received on the $1.8 million First Atlantic Commerce loan, which was classified as impaired in 2001, with the first $1 million in proceeds reimbursing an earlier insurance claim, as well as further net repayments of $0.6 million during the year on other real estate related impaired loans.

LOAN PORTFOLIO

                                        2002   2001
COMMERCIAL LOANS - BERMUDA               12%    12%
PERSONAL LOANS - BERMUDA                 11%    11%
MORTGAGES                                48%    52%
COMMERCIAL & PERSONAL - INTERNATIONAL     9%     9%
SECURED SHORT-TERM INVESTMENT LOANS      20%    16%

[PIE CHART]

Impaired personal loans in Bermuda reduced $0.8 million as a result of improved collection and repayment activity.

LIABILITIES

CUSTOMER DEPOSITS

Average customer deposits were $8.8 billion in 2002, down from $9.7 billion last year. This contrasts with an increase in period-end balances of $222 million to $10.2 billion at 31 December 2002 as clients repositioned their assets. The decline in average deposits was in short-term fixed rate deposits in Bermuda and international markets as clients sought better returns in the low interest rate environment. This occurred primarily in the second half of 2001 during which time we experienced a similar increase in our own proprietary money funds. Demand account balances grew modestly in line with our clients' needs for operating balances.

CUSTOMER DEPOSITS
(In US$ millions)

                          2002     2001
BERMUDA
  DEMAND                  3,739    2,957
  TERM                    2,172    2,224
INTERNATIONAL
  DEMAND                  2,531    2,400
  TERM                    1,723    2,362

[PIE CHART]

As we do not solicit funds from other banks or governments, our deposit base is derived solely from our businesses. Any exceptions to this approach would be short-term and not material to our balance sheet. Additionally, as we continue to have strong capital ratios

                                                           ANNUAL REPORT 2002 35

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONT.)

and available capital, we do not have any current need for short-term or long-term debt.

International companies had deposited $2.2 billion of funds in Bermuda in interest bearing deposits as at 31 December 2002, comprising 37% of the total. This was unchanged from a year earlier. Local corporate and community banking clients placed the remaining deposits in Bermuda. At 31 December 2002, 62% of deposits were payable on demand while 91% of the term deposits reprice within 90 days. Refer to page 89 for more information on our customer deposits.

LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

It is critical that the Bank has the ability to repay its depositors and creditors as their liabilities fall due, and be able to demonstrate such ability to its regulators. Our deposit base is a combination of demand and term liabilities across a varied client mix and totalled $10.2 billion at 31 December 2002. We meet our liquidity requirements by the disposal of short-term assets which are traded on highly liquid exchanges. Liquid assets averaged 80% in 2002 compared with 83% in 2001.

CAPITAL MANAGEMENT

We seek to maintain a level of capital that balances our aims of achieving strong capital ratios and credit ratings, funding corporate growth, and providing enhanced returns to our shareholders. All uses of capital are carefully evaluated, considering expected levels of risk-adjusted assets, future investment plans, and the achievement of returns.

We are regulated by the Bermuda Monetary Authority (BMA), which requires us to maintain a minimum total capital ratio of 10%. While the minimum total capital ratio mandated by the BMA is higher than that imposed by the Basel standard of 8%, the policies of our regulator do otherwise follow the Basel standards and Bank of England requirements. Our total capital ratio at 31 December 2002 of 15.4% is consistent with prior years and is well above the ratios required by these regulators for a well-capitalised institution.

We aim to provide our shareholders with dividend income growth, while meeting our internal operating needs. Consequently, when finalising dividend policy, the Bank gives consideration to its financial results and condition, future capital requirements and economic indicators that may impact operations going forward.

RISK MANAGEMENT

We group the many forms of risk we face into three broad categories:

- market risk - resulting from the interest rate and foreign exchange risk from our core borrowing, lending and investment activities;

- credit risk - arising when others fail to fulfil commitments they have made to us; and

-    operational risk - arising from our day-to-day business activities.

We have adopted a consolidated approach to risk management through the oversight of the Risk Management division, the Risk Management Committee (RMC) and a variety of specialised risk management working groups.

The RMC provides high-level oversight on exposure and control mechanisms. This responsibility includes evaluating the adequacy of steps taken by the Bank's management, business groups and support functions to identify, monitor, measure and control risk. The Risk Management division is led by the head of risk management, who is assisted by the chief credit officer, the asset/liability manager, the enterprise risk manager, the European credit and risk manager and their staff. The division identifies and evaluates areas or activities considered to be high risk from a corporate perspective, provides central co-ordination of balance sheet management and other issues, manages the Bank's global policies and practices, provides oversight for treasury activities, and leverages appropriate resources throughout the organisation to enhance the risk management process. This team also recommends and assists in implementing corrective measures.

The Risk Management division, working with other areas of the Bank, aims to cultivate an effective risk management process and structure, assess business risk across products, services, and at the institutional level, develop business risk management strategies, develop and implement risk management capabilities, monitor and report risk management performance and continuously improve business risk management processes and institutional risk management capabilities.

36 ANNUAL REPORT 2002

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONT.)

The risk management working groups consist of the following: the Credit Policy committee, the Asset/Liability committee, the Market Risk committee and the compliance officers operating working group.

MARKET RISK

The Market Risk committee monitors and evaluates our investment portfolio in terms of interest rate, foreign exchange, and liquidity risk. We are exposed to interest rate risk, which is the potential for economic loss due to future interest rate changes, through our deposit taking, investment and lending activities. Foreign exchange risk is the potential for economic loss arising from changes in foreign currency exchange rates, from our ownership of foreign operations and foreign currency denominated investments, as well as from positions we take in handling and managing customer business. Changes in securities prices also create market risk as fee income that is earned in our trust, custody and investments operations may be affected by adverse market conditions. Liquidity risk arises where the maturity or liquidity of our assets does not match liabilities as they fall due.

We manage our net interest rate exposure, together with our foreign exchange and liquidity exposures, within preapproved guidelines. Exposure to interest rate and foreign exchange risks can result in loss of future net interest income and/or a loss of current market values. The asset/liability group quantifies our market risk exposures across the entire balance sheet. Various methodologies and tools are used to quantify exposures, to ensure that risk-taking activities fall within acceptable ranges, and to ensure that liquidity risk is properly managed. Foreign exchange and interest rate risk guidelines are set in quantitative terms, using value at risk and absolute limits as appropriate for the underlying instrument class. Value at risk represents an estimate of the possible loss due to changes in interest rates given an assumed confidence level and holding period. Liquidity risk is managed using asset allocation limits for various asset types, together with limits on the term of investments and deposit placements. All market risk limits are consistent with our business strategy.

TRADING ACTIVITIES: INTEREST RATE RISK

We have designated a portion of our marketable securities portfolio as our trading portfolio. The value of the trading portfolio was $495 million at 31 December 2002. The portfolio was $1.3 billion at the beginning of the year, but was reduced in size during the fourth quarter. While the portfolio has performed as expected on an annual basis, it was determined that a smaller portfolio was appropriate given the level of volatility that we have experienced in the financial markets and that is expected to continue for some time. The portfolio has an average credit quality of Aaa/AAA (Moody's/S&P). The portfolio is managed by a third party investment manager, in accordance with strict guidelines as to the type of investments held. The portfolio is managed to a very short duration using interest rate swaps and futures contracts. At 31 December 2002 and 31 December 2001, the portfolio had a weighted average duration of 0.03 years and
0.47 years, respectively, and consisted primarily of mortgage and mortgage-backed securities, high-grade asset-backed securities, US government and agency securities and some investment grade corporate securities.

We use value at risk modelling techniques to measure the market risk in this portfolio. Values at risk are computed on a regular basis and the analysis is augmented by stress testing, which looks at the potential impact of more extreme moves in market prices, both on individual portfolios and on a consolidated basis. The portfolio's value at risk is measured using a 95% degree of confidence and a one-month horizon. The calculation uses historical one-day movements in market rates and prices, and takes account of the correlation between different markets and rates. We calculate value at risk with the Quantitative Risk Management asset/liability management system, which is widely used in the banking industry. For the year ended 31 December 2002, the value at risk on this portfolio averaged $3 million and ranged between $1.7 million and $4.6 million. For the year ended 31 December 2001, the value at risk on this portfolio averaged $1.1 million and ranged between $0.5 million and $3.4 million.

TRADING ACTIVITIES: FOREIGN EXCHANGE RISK

Our foreign exchange trading activity consists of providing foreign exchange products to our customers and a limited amount of proprietary trading. We generally close out these client transactions with offsetting positions with other banks with any open positions becoming a proprietary position and subject to our position limits. Where we leave positions open over night we do not believe that they create a significant foreign exchange exposure. Our Capital Markets

                                                           ANNUAL REPORT 2002 37

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONT.)

Products division is responsible for foreign exchange risk management on a Bank-wide basis and our activities are managed within prescribed daily limits for each trader and office. All foreign exchange forward contracts arising from this activity are treated as trading and are marked to market daily. At 31 December 2002, our financial instruments that were subject to foreign currency risk had a net fair value of $4.7 million compared with $2.8 million at 31 December 2001 and $0.6 million at 31 December 2000. Revenue generated from proprietary trading for the year ended 31 December 2002 was $3.4 million compared with $4.5 million for the year ended 31 December 2001 and $1.2 million for the six months ended 31 December 2000. We do not believe that changes in exchange rates in the near term will have a material impact on our future earnings.

NON-TRADING ACTIVITIES: INTEREST RATE RISK

Interest rate risk is identified for each large subsidiary and for the Bank as a whole. The primary tools for the assessment of interest rate risk are net interest income simulation, value at risk analyses, and standard gap analyses. Simulation techniques assist in a detailed determination of the risk exposures, taking into account balance sheet dynamics such as current business strategies and tactics, as well as other features that may exist within standard banking products. Each net interest income simulation begins with an expected rate case, supplemented by a variety of economic and interest rate scenarios. Interest rate scenarios in which rates rise or fall immediately by 100 basis points illustrate the basic rate sensitivity of our net interest income. Using the 31 December 2002 balance sheet, it is estimated that the net interest margin would rise by 13 basis points in the higher rate scenario, which would increase income from operations before income taxes by $13 million over the next 12 months. Under the lower rate scenario, the net interest margin could fall by 21 basis points, which results in a decrease in income from operations before income taxes of $21 million over the same period. While we have added $365 million of fixed rate securities since 31 December 2001 in order to reduce our exposure to declining rates, the lower level of interest rates has further impacted the measured interest rate risk. At 31 December 2001, a 100 basis point immediate increase in rates would have improved net interest margin by 7 basis points, an increase in income of $7 million. Under the lower rate scenario, the net interest margin could fall by 14 basis points, which would have been a $15 million decrease in income. The difference between the periods is primarily due to more deposit rates reaching floors at the lower level of rates while most assets continue to reprice in line with market rate changes. Thus, there is now a greater negative impact from declining rates. There is also a greater improvement in margin with rising rates as some deposits at floors will not initially pay higher rates.

INTEREST SENSITIVITY POSITION AT 31 DECEMBER 2002

                                                          Interest Sensitivity Period in Months
(In US$ millions)                                0 to 3   4 to 6   7 to 12   13 to 24   Over 24   Total
--------------------------------------------------------------------------------------------------------
Interest earning assets:
Deposits with banks                               4,754     29        -          -          -     4,603
Available for sale securities                     3,522      -        -         60        293     3,875
Trading securities                                  495      -        -          -          -       495
Loans                                             1,632     35       10         40         51     1,768
--------------------------------------------------------------------------------------------------------
Total interest earning assets                    10,223     64       10        100        344    10,741
--------------------------------------------------------------------------------------------------------
Interest bearing liabilities
Domestic deposits                                 5,158    117       74         91        145     5,585
Foreign deposits                                  4,193     22        8          -          -     4,223
--------------------------------------------------------------------------------------------------------
Total interest bearing liabilities                9,351    139       82         91        145     9,808
--------------------------------------------------------------------------------------------------------
Interest rate sensitivity position                  872    (75)     (72)         9        199
Cumulative interest rate sensitivity position       872    797      725        734        933
--------------------------------------------------------------------------------------------------------

The available for sale marketable securities are also analysed using value at risk. At 31 December 2002, the value at risk for the available for sale marketable securities portfolio was $4.2 million and had a weighted average duration of 0.26 years. For the year ended 31 December 2002, the value at

38 ANNUAL REPORT 2002

                              MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                                      OPERATIONS AND FINANCIAL CONDITION (CONT.)

risk on the available for sale marketable securities portfolio averaged $5.6 million and ranged between $4 million and $8.4 million. For the year ended 31 December 2001, the value at risk on the available for sale marketable securities portfolio averaged $6.1 million and ranged between $4.2 million and $8.7 million.

Another measure of interest rate risk, gap analysis, is the difference in asset and liability repricing on a cumulative basis within a specified time-frame. As set forth in the preceding table, at 31 December 2002 we had a concentration in instruments that reprice and/or mature within a period of three months.

Key assumptions in the simulation, value at risk and gap analysis models, include the timing of cash flows, maturities and repricing of financial instruments, changes in market conditions and deposit sensitivity. In this very low interest rate environment, some deposits have hit floors and their rates cannot adjust if rates decline further. The impact of the floors is measured in the income simulation results, but the gap analysis shows only the potential repricing for rising rates. These assumptions are inherently uncertain and, as a result, the models cannot precisely estimate the effect on our net interest revenue and economic value of our assets arising from changes in interest rates. Actual results may differ from simulated results due to the timing, magnitude and frequency of interest rate changes and changes in market conditions, among other factors.

NON-TRADING ACTIVITIES: FOREIGN EXCHANGE RISK

As an international bank, we accept deposits from customers in currencies other than Bermuda and US dollars. These deposits are generally reinvested as deposits with other banks or in marketable securities in the same currency in which the initial deposits are received. At 31 December 2002, we had foreign currency denominated assets of $3.4 billion and foreign currency denominated liabilities of $3.1 billion. Since we generally maintain balanced positions in each currency, the risk associated with changes in foreign exchange rates is not significant. To the extent that customer deposits cannot be reinvested in the same currency, the foreign currency exposure is managed by our Capital Markets Products division in a similar manner to our trading activities. This generally involves the use of foreign exchange forward contracts to manage any residual exposure. All such contracts are considered to be trading instruments and are marked to market daily. See "Risk Management - Market Risk - Trading Activities:
Foreign Exchange Risk" on page 37. For foreign currency denominated fixed interest securities, we may utilise risk management instruments such as swaps to convert foreign currency income streams into US dollar income streams. These investments are then managed within our overall interest rate risk framework in the same manner as US dollar denominated securities, as discussed below.

In certain overseas subsidiaries, we incur operating expenses in currencies other than our respective functional currencies. To minimise the variability in cash flows caused by foreign exchange rate risk, we use foreign currency forward contracts to hedge the foreign currency cash flow exposures. These contracts had a fair value of $1.3 million at 31 December 2002 and $0.2 million at 31 December 2001.

Some of our subsidiaries have functional currencies other than the Bermuda or US dollar. We are exposed to foreign currency risk when reporting our financial position, as our financial statements are denominated in US dollars. The total value of shareholder's equity for our subsidiaries that have functional currencies other than the Bermuda or US dollar was $122.8 million at 31 December 2002. The cumulative unrealised translation gain for these subsidiaries at 31 December 2002 is $1.6 million. We do not hedge this exposure as we feel that the amount of gain or loss is unlikely to be realised.

At 31 December 2002, we computed our net foreign exchange exposure to be a net long position of $12.9 million on a consolidated basis. This amount includes trading and non-trading activities, but excludes the foreign exchange exposure arising from our investment in overseas subsidiaries, discussed above. This net amount represents 2% of our shareholders' equity at 31 December 2002, which we believe is immaterial to our financial position. We do not believe that changes in exchange rates in the near term will have a material effect on our future earnings.

LIQUIDITY RISK

Liquidity risk is managed through our Capital Markets Products division and monitored in the corporate and subsidiary asset/liability committees. We have established policies that specify acceptable asset classes and investment

                                                           ANNUAL REPORT 2002 39

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONT.)

parameters for those assets. We monitor our liquidity on a regular basis, to ensure that we are prepared for possible changes in circumstances. We also use informal lines of credit provided by interbank counterparties to meet daily cash needs.

RISK MANAGEMENT INSTRUMENTS

Derivative instruments are financial contracts whose value depends on the value of other assets, interest rates, foreign exchange rates or indices. We use derivative instruments, primarily interest rate swaps and futures contracts, to reduce interest rate risk on interest earning assets to ensure they are within our guidelines and overall risk management strategies. We may also use derivative instruments to reduce foreign exchange risk by translating foreign currency cash flows into a currency where we have an offsetting exposure.

Within our portfolios of marketable securities, we hold investments that are a combination of fixed rate instruments and an interest rate or a foreign currency swap. The effect of the swap is to translate the cash flows on an underlying security into cash flows that meet our interest rate risk requirements and match our currency exposures. Usually, these investments are in the form of a package made up of a fixed rate security, with an attached swap that exchanges the fixed interest flows to floating US dollar-denominated interest flows. For more information refer to Note 6 of the Consolidated Financial Statements on page 62.

CREDIT RISK

Credit risk is inherent in our client lending activities and our capital market activities. Management of credit risk is a primary responsibility of our client groups, with overall responsibility and oversight assigned to our credit risk management unit, which exercises this role through the established credit structure in accordance with policies established by our Credit Policy committee. The Credit Policy committee is chaired by the chief credit officer, who reports to our head of risk management. The Credit Policy committee provides oversight for various credit-related activities by establishing and monitoring credit-related policies and practices for our operations.

In addition to credit policies and guidelines, the Credit Policy committee determines the limits of lending authority that are delegated to the heads of the various credit portfolios, as well as the conditions under which these limits may be exercised. Upon the recommendation of the portfolio head, the chief credit officer may delegate limits to subordinates on the basis of need, experience and qualifications. Individual credit authority is limited to specified amounts, transaction types, risk categories and collateral structures within specified portfolios. Credit decisions involving commitment exposures in excess of the specified individual limits, are approved by the credit approval manager within Credit Risk Management and by the respective business head, depending on the transaction size.

Business units are responsible for assigning the risk ratings to obligors. Validating the consistency and accuracy of the risk ratings applied and evaluating the business unit's underwriting and risk management of all loans are a key part of the periodic credit reviews performed by the credit review team. These reviews are conducted annually, or more often in certain cases. We have a credit review unit comprised of credit officers, reporting to the chief credit officer. They conduct on-site, in-depth credit reviews of all Bermuda and overseas lending units and issue written reports of their findings including a rating methodology of key credit process elements of the reviewed portfolio, along with management comments from the lending unit reviewed. Frequently, review teams are supplemented by a guest reviewer from another business unit who joins the team for a specific review. This broadens the skills base of each review team and provides credit training for the guest reviewers. The Credit Risk Management department tracks corrective action being taken by the relevant business units on an ongoing basis.

On a quarterly basis our Credit Risk Management department examines impaired and delinquent loans to analyse the adequacy of specific provisions and adjusts provisions as they deem necessary, in accordance with our provisioning policies. The unit also plays an active oversight role and works with the lending units on an ongoing basis to establish remedial action strategies for impaired loans and monitors the implementation of those plans.

Capital Markets Products Credit Risk

Our day-to-day capital markets products operations include investments in money market and other debt instruments, interest rate and foreign exchange trading on behalf of clients and international money transfers. These activities

40 ANNUAL REPORT 2002

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                              RESULTS OPERATIONS AND FINANCIAL CONDITION (CONT.)

give rise to substantial daily settlements between us and other financial institutions and other counterparties, in addition to the credit risk of the investment and money market portfolio. Counterparty limits are assigned and closely monitored by the capital markets credit team, which reports to the head of capital markets products and to the chief credit officer.

Global Custody Credit Risk

Our global custody operations also generate credit risk. Our GFS client base often invests in emerging markets and we believe that our experience in emerging market funds management is one of our key strengths. We have developed a comprehensive sub-custodial network for our emerging markets business. Sub-custodians are subject to strict selection criteria.

In these emerging markets, our clients, and not us, are responsible generally for these risks. Where we appoint a sub-custodian under the specific direction of the client, we will negotiate to reduce our potential level of liability. We do not accept liability for losses arising from political and sovereign events, war and insurrection or acts of God unless the client can demonstrate that we failed to make reasonable efforts to protect the client's assets. In addition, we do not accept liability for any loss caused by reason only of the liquidation, bankruptcy or insolvency of any agent, sub-custodian or delegate that is not affiliated with us.

Country Risk

The credit risk management unit has overall responsibility for the management and monitoring of country risk exposures, as well as establishing appropriate policies and guidelines. In addition, individual overseas offices have responsibility for monitoring exposures within specific regions.

OPERATIONAL RISK

Operational risk is the exposure created by deficiencies or failures in internal processes, systems, or information flows that may result in an unexpected loss. External events may also directly or indirectly create operational risk. The time horizon for this type of risk is wide and often difficult to quantify. Losses may affect business relationships, which could result in legal or regulatory actions. In certain circumstances, operational risks can give rise to credit and market risk.

Our operational risk management processes are integrated directly into the business and operate as a constant process across risk types, business lines and into business strategic plans. These processes must be periodically re-evaluated within the ever-changing context of regulatory statutes, industry best practices and the markets in which we conduct business.

The execution of operational risk processes is the responsibility of all Bank staff through awareness and application of the Bank's systems of internal controls. Overall management of operational risk is the responsibility of our business heads and senior management. The risk management team provides direct assistance and oversight on controls and internal processes. These controls are subject to day-to-day oversight by compliance staff and periodic review from our internal audit group. We also seek to manage this risk by having procedure manuals, different levels of transaction verification, and appropriate separation of responsibilities. The risk management team also attempts to provide an overview of the Bank's operational exposures across the institution in a common framework. The team provides tools and methodologies that may be used throughout the organisation to ensure controls are embedded within operational processes.

LEGAL PROCEEDINGS

In the ordinary course of business the Bank and its subsidiaries are routinely defendants in, or parties to, a number of pending and threatened legal actions and proceedings. Except as outlined in the following paragraphs, management believes, based on information currently available to it, that the actions and proceedings and losses, if any, resulting from the final outcome thereof will not be material in the aggregate to the Bank's financial position or results of operations.

In October 2001, the Bank and two of its subsidiaries, the Bank of Bermuda (Cayman) Limited and Bermuda Trust (Cayman) Limited, settled, among other things, two civil actions brought against the Bank and those subsidiaries in US federal district courts in Florida and Illinois relating to the alleged involvement by the Bank and those subsidiaries in a scheme to defraud investors in a business known as Cash 4 Titles. The Florida action was brought on behalf of a class of investors in Cash 4 Titles. On 6 March 2002, an amended complaint was filed in an action styled Norton et

                                                           ANNUAL REPORT 2002 41

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONT.)

al. v. Homa et al. in US federal district court in Florida against Bank of Bermuda (Cayman) Limited on behalf of 46 individuals and entities that purported to opt out of the class action settlement. The plaintiffs claimed losses totalling about $10.3 million. After the claims alleged by many of the named plaintiffs were dismissed from that action, on 11 June 2002, the Bank and its subsidiaries entered into a settlement agreement with the 14 plaintiffs remaining in the Norton action. Under the terms of the Norton settlement, the Bank and its subsidiaries paid $1.3 million to the Norton plaintiffs in full and complete satisfaction of all claims that were or could have been asserted in the Norton action. On 26 June 2002, the Norton action was dismissed with prejudice.

Bank of Bermuda (Cayman) Limited and Bermuda Trust (Cayman) Limited also were named as defendants in a civil action in the Cayman Islands relating to Cash 4 Titles. The Cayman Islands case was commenced on 28 October 1999 in the Grand Court of the Cayman Islands against two Cash 4 Titles related entities and Bank of Bermuda (Cayman) Limited by a Cayman Islands corporation that allegedly invested in Cash 4 Titles. Plaintiffs claimed approximately $22 million in damages as well as interest and costs. In February 2002, this was settled as between the plaintiffs and Bank of Bermuda (Cayman) Limited and Bermuda Trust (Cayman) Limited. The actions were discontinued with no finding of liability against either of the Bank's subsidiaries. Under the terms of settlement, the Bank's subsidiaries paid a total sum of $10 million to the plaintiffs, including all fees and costs.

The Bank is aware that there may exist another potential claim in connection with Cash 4 Titles. As of the balance sheet date no such claim has been made against the Bank. Based upon information currently known to the Bank, it is not possible to determine the probability that such a claim will be asserted and, if asserted, the probability that a liability will result. Any such claim would be defended vigorously.

CRITICAL ACCOUNTING POLICIES

The Bank's financial statements are prepared in accordance with US Generally Accepted Accounting Standards. Such standards require management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period. Those accounting policies deemed critical to management to ensure that the financial statements are fairly stated in all material respects are discussed below:

MARKETABLE SECURITIES

Marketable debt and equity securities classified as available for sale are reported at fair value with unrealised gains and losses included within accumulated other comprehensive income, a separate component of shareholders' equity. Unquoted investments are carried at cost. Trading account securities are carried at fair value with unrealised gains and losses reported within gains/(losses) on trading securities in the Consolidated Statement of Income as they arise.

Gains and losses on the sale of securities are computed on the basis of the specific identification method and are reported within losses on marketable securities in the Consolidated Statement of Income.

The Bank carries out a quarterly review of its investments using information such as market price, credit rating, analysts' reports, outlook for the stock and applicable industry, future estimated cash flows and other factors to determine whether or not a decline in value below cost is other-than-temporary. When it is determined that an investment's value is impaired on an other-than-temporary basis, the cost of that investment is written down to its estimated fair value and the write down is included within gains/(losses) on marketable securities in the Consolidated Statement of Income. The new cost basis is not adjusted for any subsequent recoveries in fair value.

For further details on the Bank's marketable securities and financial instruments, see Notes 2 and 6 to the Consolidated Financial Statements on pages 59 and 62.

LOANS

Loans are stated net of any related allowance for credit losses. Interest income is accounted for on the accrual basis except on loans classified as impaired.

IMPAIRED LOANS

A loan is considered impaired when, in the opinion of management and based on current information and events, there has been a deterioration in credit quality to the extent that it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due

42 ANNUAL REPORT 2002

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONT.)

according to the contractual terms of the loan agreement. Loans for which collection is more than 90 days overdue are automatically classified as impaired unless the loan is well secured and in the process of collection.

When a loan has been individually identified as impaired, the carrying amount of the loan is measured based on the present value of the payments expected to be received. Impaired loans are placed on a non-accrual basis with interest recorded in income only when received.

Assets that are acquired in satisfaction of impaired loans are recorded at the lower of fair value or the carrying value of the loan at the date of foreclosure and are included in other assets on the Consolidated Balance Sheet. Any excess of the carrying value of the loan over the fair value of the asset acquired is charged to the allowance for loan losses in the current period.

Loan origination fees, including loan restructuring or renegotiating fees, are deferred and amortised to non-interest income over the term of the loan. Commitment fees are treated on the same basis if there is a reasonable expectation that the commitment will be called upon and will result in a loan; otherwise the fees are deferred and amortised to income over the term of the commitment. Commitment fees on revolving lines of credit are determined retrospectively each quarter based upon the unused line of credit in the previous period and are recognised in income at that time.

ALLOWANCE FOR LOAN LOSSES

The Bank maintains an allowance for loan losses to provide for losses inherent in the portfolio. The allowance for loan losses is maintained at a level deemed appropriate by management to adequately provide for both known losses and as yet unidentified losses existing in the loan portfolios at the balance sheet date.

SPECIFIC RESERVE

The Bank employs a risk rating methodology for all commercial, corporate, and secured short-term investment loans. On a quarterly basis, risk rated loans are assessed for impairment by comparing the carrying value of each such loan to its current value determined through discounted cash flow analysis, an assessment of the realisable value of collateral, or by the loan's fair value. Identified shortfalls in value are set up as specific provisions against these assets.

Although consumer and personal loans, mortgages and credit cards are not risk rated, all such impaired loans that have an outstanding balance greater than $100,000 are individually assessed for impairment and the need for a specific reserve using the same analysis. This analysis is also performed quarterly and specific provisions are charged against these assets in an amount equal to the identified shortfalls.

GENERAL RESERVE

On a quarterly basis a general reserve is also established to absorb credit losses inherent in the portfolio which have not yet been specifically identified. A general reserve is established for risk rated loans and non-risk rated loans. The Bank estimates historic loss rates for each risk rating which are then adjusted based on a qualitative assessment framework that considers factors such as portfolio quality trends, portfolio growth, and portfolio management. Adjusted historic loss factors are applied to the portfolio balance, excluding identified impaired loan assets that warrant a specific reserve, for each risk rating. General reserves are established for the non-risk rated portfolio with reference to historic net loss experience from each portfolio segment adjusted for qualitative factors such as delinquency trends, portfolio growth and changes in underwriting criteria. Impaired assets that warrant a specific reserve are excluded from the loans subject to this analysis. The Bank's personal and commercial loan and mortgage portfolios are concentrated in Bermuda, which has an economy that is largely dependent on tourism and international business services. The health of these industry segments depends to a large extent on the strength of US and European economies. Because of this concentration and also to reflect any imprecision in the allowance methodology, the Bank also includes in general reserves an amount that represents management's judgments of inherent losses within the portfolio which have not otherwise been identified or measured in this analysis.

CHARGE-OFFS

All consumer and personal loans and mortgages greater than $100,000 and all risk rated loans that have been identified as impaired and provided for under the reserving methodology are charged off when they are deemed to be uncollectible. Any subsequent recoveries of these loans are added back to the allowance for loan losses. Consumer and personal loans and mortgages with an outstanding balance less than

                                                           ANNUAL REPORT 2002 43

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONT.)

$100,000 that reach 120 days past due and credit card balances that reach 180 days past due are charged off immediately. The amount of the loan is written off and subsequent recoveries are added back to the allowance when received.

The amount of the provision for loan losses that is charged to the Consolidated Statement of Income is the amount required to bring the allowance to the level management determines is needed to absorb all probable loan losses inherent in the Bank's loan portfolios. The models developed by the Bank to estimate its allowance for loan losses are subjective and use assumptions and data that management believes are appropriate based upon information that is currently available. However these assumptions are subjective and may require revision in the future. Such adjustments could have a significant impact on the level of reserves carried and on reported earnings in future periods.

REVENUE RECOGNITION

The Bank recognises interest income and expense on the accruals basis.

The Bank's non-interest income represents fee income from the provision of investment, banking, foreign exchange, trustee, corporate administration and other related services. Such income is recognised on the accruals basis as the related services are provided to clients, upon the underlying investment transaction volume or the value of the assets under administration, as appropriate. The Bank has controls and processes in place to ensure the accuracy of such fee income and related accruals and to ensure timely invoicing and fee collection from clients.

FORWARD LOOKING STATEMENTS

This annual report contains statements that may be considered forward looking in nature. These statements refer to our business plans, financial goals, business prospects, market positioning and similar matters that indicate our beliefs and expectations for future performance. Many of these statements can be found within the "Report to Shareholders" and "Management's Discussion and Analysis of Results of Operations and Financial Condition", are based on management's current views and assumptions, and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied by these statements.

Factors that could cause our results to differ materially from those indicated by forward looking statements include, but are not limited to, the following:

- CHANGES IN SECURITIES MARKETS - As a custodian, trustee and money manager, our businesses are materially affected by conditions in the financial markets and economic conditions generally, in Bermuda and throughout the world. Since a portion of our fees is based on the value of assets under custody and management, fluctuations in securities market valuations affect our revenues.

- INVESTMENT BEHAVIOUR - A number of our fee revenues depend upon investments in mutual funds, pension funds, and other collective investment schemes, as well as demand for global and/or offshore investment solutions. Changes in savings rates or investment behaviour may impact future revenues.

- CHANGING PENSION REQUIREMENTS IN OUR TARGET MARKETS - Part of our revenues are generated from servicing government mandated pension funds in our target markets, including the Mandatory Provident Funds in Hong Kong. The rate of growth of such plans could affect the rate of future revenue growth.

- INTEREST RATE FLUCTUATIONS - We generate a significant proportion of our revenues from net interest earned on reinvestment of deposits received from our client base. Market interest rates, the shape of the yield curve and the direction of interest rate changes affect net interest revenue. Changes in interest rates could also affect our credit risk.

- LOCAL ECONOMIC CONDITIONS - We operate in many different locations and the general economic conditions of each location can affect our performance. The banking industry is affected by general economic conditions such as inflation, recession, tourism, the real estate market, employment levels and other factors beyond our control. A substantial portion of the Bank's business is based in Bermuda. As a result, we particularly depend upon ongoing strength and stability in the Bermuda economy. A decline in Bermuda tourism or the Bermuda based

44 ANNUAL REPORT 2002

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                           RESULTS OF OPERATIONS AND FINANCIAL CONDITION (CONT.)

     international business community could adversely affect our revenues and our credit risk.

- COMPETITION IN THE GEOGRAPHIC AND BUSINESS AREAS IN WHICH WE CONDUCT OUR OPERATIONS - We operate in very competitive markets, in Bermuda and internationally. Future prices we can obtain for our products and services may vary from current levels due to demand for our products, competitors' activities and the introduction of new services into the marketplace. In addition, our performance depends in part on our ability to respond to rapid technological change in the industry and to introduce new services in a timely manner and at competitive prices.

- CHANGES IN BANKING REGULATIONS - We could be materially affected by changes in banking regulations in various markets in which the Bank operates. Laws, regulations and policies currently governing our activities could change at any time.

- CHANGES IN BERMUDA'S POLITICAL OR ECONOMIC STABILITY - An important part of our business is servicing the needs of international businesses that are based in Bermuda. Bermuda's attraction as an international business centre is dependent on Bermuda's political and economic stability. Accordingly, any changes that negatively impact Bermuda's political or economic stability could adversely affect our business.

- CHANGES IN FOREIGN EXCHANGE RATES - Changes in certain foreign currencies relative to the US dollar change the value of non-US dollar client assets and the amount of ad valorem fee revenue.

- VOLATILITY OF EMERGING MARKETS - The volume of securities transactions in various emerging markets influences the profitability of our GFS business. A number of factors could have a material impact on the volume of securities in emerging market countries, including the imposition of trade barriers and other protectionist measures, inflation rates, currency valuation, asset reinvestment, resource self-sufficiency, and balance of payments position.

- VOLATILITY OF CURRENCY MARKETS - The degree of volatility in foreign exchange rates can affect the amount of foreign exchange trading revenue. In general, we benefit from higher levels of volatility.

                                                           ANNUAL REPORT 2002 45

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

The presentation and preparation of the consolidated financial statements of The Bank of Bermuda Limited and all other information contained in this Annual Report are the responsibility of the Bank's management. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States and necessarily include amounts based on informed judgements and estimates of management. The financial information presented elsewhere in the Annual Report is consistent with that of the consolidated financial statements.

Management maintains a comprehensive system of internal controls including procedural and internal accounting controls. This system ensures appropriate control over transactions, assets, and records. The Bank's system of control includes comprehensive business planning, careful selection and training of personnel, effective segregation of duties, written policies and procedures governing corporate conduct and risk management, and conservative accounting policies. These controls are supported by a continuous programme of internal audits of all aspects of the Bank's operations.

The Risk and Audit Committee of the Board of Directors, composed entirely of directors who are not employees of the Bank, jointly review the financial information contained in the Annual Report before the report is approved by the Board of Directors and submitted to the Bank's shareholders.

The shareholders' independent auditors, KPMG, and the Bank's Chief Internal Auditor, have full and free access to the Risk and Audit Committee to discuss audit, financial reporting, and other related matters.

/s/ HENRY B. SMITH

HENRY B. SMITH
Chief Executive Officer

/s/ EDWARD H. GOMEZ

EDWARD H. GOMEZ
Chief Financial Officer

46 ANNUAL REPORT 2002

                                                    INDEPENDENT AUDITORS' REPORT

[KPMG LOGO]

CHARTERED ACCOUNTANTS

CROWN HOUSE                     MAIL ADDRESS:           TELEPHONE (441) 295 5063
4 PAR-LA-VILLE ROAD             P.O. BOX HM 906         TELEFAX (441) 295 9132
HAMILTON HM 08                  HAMILTON HM DX          INTERNET KPMG@KPMG.BM
BERMUDA                         BERMUDA

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
THE BANK OF BERMUDA LIMITED

We have audited the accompanying consolidated balance sheets of The Bank of Bermuda Limited and subsidiaries as of 31 December 2002 and 31 December 2001 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended 31 December 2002 and 31 December 2001, the six month period ended 31 December 2000 and the year ended 30 June 2000. These consolidated financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Bank of Bermuda Limited and subsidiaries, as of 31 December 2002 and 31 December 2001, and the results of its operations and its cash flows for the years ended 31 December 2002 and 31 December 2001, the six month period ended 31 December 2000 and the year ended 30 June 2000 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG
Chartered Accountants
Hamilton, Bermuda
17 January 2003

[MEMBER FIRM OF KPMG INTERNATIONAL LOGO]

                                                           ANNUAL REPORT 2002 47

CONSOLIDATED BALANCE SHEET

                                                         31 December      31 December
(In US$ thousands)                                           2002             2001
-------------------------------------------------------------------------------------
ASSETS
Cash and deposits with banks
Interest earning                                           4,602,862        3,519,613
Non-interest earning                                          74,149           50,392
-------------------------------------------------------------------------------------
Total cash and deposits with banks                         4,677,011        3,570,005
Marketable securities (Note 2)
 Available for sale                                        3,875,130        4,139,700
 Trading                                                     494,768        1,328,175
Loans, less allowance for loan losses (Note 3)             1,768,349        1,477,577
Premises, equipment and computer software (Note 4)           145,325          139,104
Accrued interest                                              29,481           36,167
Other assets                                                  99,904          117,291
-------------------------------------------------------------------------------------
Total Assets                                              11,089,968       10,808,019
-------------------------------------------------------------------------------------

LIABILITIES
Customer deposits
  Non-interest bearing                                       357,172          298,303
  Interest bearing
    Bermuda                                                5,585,245        4,946,877
    International                                          4,222,772        4,698,286
-------------------------------------------------------------------------------------
Total customer deposits                                   10,165,189        9,943,466
Accrued interest                                              12,682           17,676
Other liabilities                                            249,904          217,494
-------------------------------------------------------------------------------------
Total Liabilities                                         10,427,775       10,178,636
-------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY (NOTE 5)
Common share capital, $1 par:
 Authorised shares - 140,000,000
 Outstanding shares - 31 December 2002 - 28,990,928
 (31 December 2001 - 29,919,878)                              28,991           29,920
Share premium                                                384,443          422,248
Retained earnings                                            242,817          197,495
Accumulated other comprehensive income/(loss)                  5,942          (20,280)
-------------------------------------------------------------------------------------
Total Shareholders' Equity                                   662,193          629,383
-------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity                11,089,968       10,808,019
-------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

/s/ JOSEPH C.H. JOHNSON, J.P.                            /s/ HENRY B. SMITH

JOSEPH C.H. JOHNSON, J.P.                                HENRY B. SMITH
Chairman                                                 Chief Executive Officer

48 ANNUAL REPORT 2002

                                                CONSOLIDATED STATEMENT OF INCOME

                                                                          Year          Year       Six Months      Year
                                                                          Ended         Ended         Ended        Ended
                                                                       31 December   31 December   31 December    30 June
(In US$ thousands, except per share data)                                 2002          2001          2000          2000
--------------------------------------------------------------------------------------------------------------------------
REVENUE
Non-interest income
    Trust and related services                                           156,475       148,109        68,124      129,447
    Investment services                                                   40,779        40,736        22,219       42,146
    Foreign exchange earnings                                             42,365        42,394        21,502       37,726
    Banking services                                                      23,163        24,395        12,208       24,918
    Other non-interest income                                              1,474         1,343           330          437
--------------------------------------------------------------------------------------------------------------------------
Total non-interest income                                                264,256       256,977       124,383      234,674
--------------------------------------------------------------------------------------------------------------------------
Interest income
    Deposits with banks                                                   73,734       159,091       113,880      216,470
    Loans                                                                 89,260       104,171        68,851      120,116
    Marketable securities (Note 2)                                       137,777       223,950       144,850      221,667
--------------------------------------------------------------------------------------------------------------------------
Total interest income                                                    300,771       487,212       327,581      558,253
Interest expense                                                         124,997       289,538       222,816      376,044
--------------------------------------------------------------------------------------------------------------------------
Net interest income                                                      175,774       197,674       104,765      182,209
(Recovery)/provision for loan losses (Note 3)                             (1,971)        2,662         2,589          916
--------------------------------------------------------------------------------------------------------------------------
Net interest income, after (recovery)/provision for loan losses          177,745       195,012       102,176      181,293
Other income/(loss) (Note 11)                                              3,524        (1,936)        6,441        5,207
(Losses)/gains on trading portfolio                                      (24,900)       (6,538)        1,135       (1,205)
Gains/(losses) on available for sale marketable securities (Note 2)          372           293       (14,102)        (957)
--------------------------------------------------------------------------------------------------------------------------
Total Revenue                                                            420,997       443,808       220,033      419,012
--------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
Salaries                                                                 181,940       161,359        81,608      153,645
Pension and staff benefits (Note 8)                                       58,373        51,858        26,566       48,586
Property                                                                  27,723        28,613        13,514       26,488
Systems and communications                                                41,129        39,800        16,693       34,754
Corporate, marketing, and other (Note 7)                                  27,941        95,330        23,695       41,347
--------------------------------------------------------------------------------------------------------------------------
Total Operating Expenses                                                 337,106       376,960       162,076      304,820
--------------------------------------------------------------------------------------------------------------------------
Net income from operations, before income taxes                           83,891        66,848        57,957      114,192
Income taxes (Note 13)                                                     6,233         6,771         3,228        8,138
--------------------------------------------------------------------------------------------------------------------------
Net income from operations, after income taxes                            77,658        60,077        54,729      106,054
Cumulative effect of a change in accounting
  principle (Notes 1 and 6)                                                    -             -         1,517            -
--------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                77,658        60,077        56,246      106,054
--------------------------------------------------------------------------------------------------------------------------
Earnings per share (Note 14)
    Basic                                                                   2.62          2.00          1.87         3.61
    Diluted                                                                 2.53          1.91          1.81         3.53
--------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                                                           ANNUAL REPORT 2002 49

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS'
EQUITY AND COMPREHENSIVE INCOME

                                                                       Year            Year        Six Months      Year
                                                                       Ended           Ended          Ended        Ended
                                                                    31 December     31 December    31 December    30 June
(In US$ thousands)                                                     2002            2001           2000          2000
---------------------------------------------------------------------------------------------------------------------------
COMMON SHARE CAPITAL
Issued and outstanding at beginning of period -
    29,919,878 shares (31 December 2001 -  29,979,468;
    31 December 2000 - 30,045,103; 30 June 2000 - 28,452,880)          29,920          27,227          23,861      20,205
Dividend reinvestment                                                     119             118             133         201
Stock dividend                                                              -           2,752           3,432       2,064
Warrant conversion                                                          -               -               -       1,246
Issued under executive and employee share plans                           155             267              55         152
Shares held by affiliates                                                 146              13            (254)         (7)
Shares repurchased and cancelled                                       (1,349)           (457)              -           -
---------------------------------------------------------------------------------------------------------------------------
Issued and outstanding at end of period -
    28,990,928 shares (31 December 2001 - 29,919,878;
    31 December 2000 - 29,979,468; 30 June 2000 - 30,045,103)          28,991          29,920          27,227      23,861
---------------------------------------------------------------------------------------------------------------------------
SHARE PREMIUM
Balance at beginning of period                                        422,248         304,679         180,073      85,551
Dividend reinvestment                                                   4,632           5,667           5,204       5,886
Stock dividend                                                              -         123,234         128,049      59,848
Warrant conversion                                                          -               -               -      26,950
Issued under executive and employee share plans                         3,354           5,711             530       4,906
Shares held by affiliates                                               5,089           1,794          (9,177)     (3,068)
Shares repurchased and cancelled                                      (50,880)        (18,837)              -           -
---------------------------------------------------------------------------------------------------------------------------
Balance at end of period                                              384,443         422,248         304,679     180,073
---------------------------------------------------------------------------------------------------------------------------
RETAINED EARNINGS
Balance at beginning of period                                        197,495         293,936         398,153     381,405
Net income for period                                                  77,658          60,077          56,246     106,054
---------------------------------------------------------------------------------------------------------------------------
                                                                      275,153         354,013         454,399     487,459
Cash dividends on common shares                                       (32,336)        (29,912)        (28,339)    (29,419)
Stock dividend                                                              -        (126,606)       (132,124)    (61,912)
Shares held by affiliates                                                   -               -               -       2,025
---------------------------------------------------------------------------------------------------------------------------
Balance at end of period                                              242,817         197,495         293,936     398,153
---------------------------------------------------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE INCOME/(LOSS)
Net unrealised gains/(losses) on available for sale securities          3,045         (10,604)          7,473       8,344
Net unrealised gains/(losses) on translation
  of net investment in foreign operations                               1,634          (9,830)         (7,103)     (6,398)
Net unrealised gains on cash flow hedges                                1,263             154             235           -
---------------------------------------------------------------------------------------------------------------------------
Balance at end of period                                                5,942         (20,280)            605       1,946
---------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                            662,193         629,383         626,447     604,033

COMPREHENSIVE INCOME
Net income                                                             77,658          60,077          56,246     106,054
Change in unrealised gains/(losses) on
  available for sale securities                                        13,649         (18,077)           (871)      8,771
Change in unrealised gains/(losses) on translation
   of net investment in foreign operations                             11,464          (2,727)           (705)     (3,776)
Net unrealised gains/(losses) on cash flow hedges                       1,109             (81)            235           -
---------------------------------------------------------------------------------------------------------------------------
TOTAL COMPREHENSIVE INCOME                                            103,880          39,192          54,905     111,049
---------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

50 ANNUAL REPORT 2002

                                            CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                    Year           Year        Six Months       Year
                                                                    Ended          Ended          Ended         Ended
                                                                 31 December    31 December    31 December    30 June
(In US$ thousands)                                                  2002           2001           2000          2000
------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income for the period                                           77,658         60,077         56,246        106,054
Items not affecting cash and cash equivalents
  Depreciation and amortisation                                     20,594         23,689          9,322         19,982
  Premium/(discount) on available for sale securities                1,132           (903)           600            711
  (Gains)/losses on available for sale securities                     (372)          (293)        13,961            957
  Change in carrying value of investment in affiliate                    -         11,533              -              -
  Gain on sale of subsidiary                                             -         (1,970)        (2,835)             -
  Net loss arising on sale and impairment of properties              1,181              -              -              -
  (Recovery)/provision for loan losses                              (1,971)         2,662          2,589            916
  Cumulative effect of a change in accounting principle                  -              -         (1,517)             -
-----------------------------------------------------------------------------------------------------------------------
                                                                    98,222         94,795         78,366        128,620
Net change in trading account securities                           833,407       (740,388)        16,896         28,115
Change in other assets and liabilities - net                        63,830         18,986         (4,551)      (107,730)
-----------------------------------------------------------------------------------------------------------------------
Cash provided by/(used in) Operating Activities                    995,459       (626,607)        90,711         49,005
-----------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Additions to premises, equipment and computer
 software - net                                                    (27,764)       (24,501)       (12,175)       (24,675)
Loans - net                                                       (288,801)        33,780         64,302       (144,515)
Proceeds on sale and maturity of available for
 sale securities                                                 1,997,381      1,685,581        270,135        904,729
Purchase of available for sale securities                       (1,719,922)    (1,745,817)    (1,007,988)    (1,443,355)
Investment in affiliate                                                  -         (4,233)        (3,300)        (2,000)
Proceeds on sale of subsidiary                                           -          4,250          3,000              -
-----------------------------------------------------------------------------------------------------------------------
Cash used in Investing Activities                                  (39,106)       (50,940)      (686,026)      (709,816)
-----------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Change in demand and term deposit liabilities                      221,723       (566,456)     1,031,329        747,061
Change in common shares - net                                      (38,734)        (6,344)        (4,152)        38,291
Cash dividends                                                     (32,336)       (29,912)       (28,339)       (29,419)
-----------------------------------------------------------------------------------------------------------------------
Cash provided by/(used in) Financing Activities                    150,653       (602,712)       998,838        755,933
-----------------------------------------------------------------------------------------------------------------------
Net increase/(decrease) in cash and deposits                     1,107,006     (1,280,259)       403,523         95,122
Cash and deposits at beginning of period                         3,570,005      4,850,264      4,446,741      4,351,619
-----------------------------------------------------------------------------------------------------------------------
Cash and deposits at end of period                               4,677,011      3,570,005      4,850,264      4,446,741
-----------------------------------------------------------------------------------------------------------------------

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Amount of interest paid in the period                              129,991        311,124        214,844        378,171
Amount of income tax paid in the period                              7,028          8,476          3,489          5,189
------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements.

                                                           ANNUAL REPORT 2002 51

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 31 DECEMBER 2002

1        SIGNIFICANT ACCOUNTING POLICIES

         GENERAL

         These financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates are subject to change in the future as additional information becomes available or previously existing circumstances are modified.

         CHANGE IN FISCAL YEAR END

         On 20 September 2000, the Bank's shareholders approved the change in the Bank's fiscal year end from 30 June to 31 December.

         BASIS OF CONSOLIDATION

         The consolidated financial statements include, on a line-by-line basis, the accounts and results of operations of all subsidiaries. Inter-company transactions are eliminated on consolidation.

         Investments in affiliates which are less than majority owned but more than 20% owned are accounted for under the equity method of accounting. The Bank's proportionate share of the income or loss of such affiliates is included in the Consolidated Statement of Income.

         COMPARATIVE FIGURES

         Comparative figures are restated wherever necessary to conform to the current period presentation.

         FOREIGN CURRENCY TRANSLATION

         Assets and liabilities denominated in Bermuda dollars are translated into US dollars at par. Other foreign currency assets and liabilities are translated into US dollars at rates of exchange prevailing on the balance sheet date, except for non-monetary assets and liabilities which are translated at their historical rate. Revenues and expenses are translated at the rate prevailing on the day of the transaction or the average daily rates. Realised and unrealised gains and losses are included in foreign exchange earnings.

         The assets and liabilities of foreign currency based subsidiaries are translated at the rates of exchange prevailing on the balance sheet date. Unrealised translation gains or losses on investments in foreign currency based subsidiaries are recorded as a separate component of shareholders' equity within accumulated other comprehensive income. Such gains and losses are recorded in the Consolidated Statement of Income only when realised.

         MARKETABLE SECURITIES

         Marketable debt and equity securities classified as available for sale are reported at fair value with unrealised gains and losses included within accumulated other comprehensive income, a separate component of shareholders' equity. Unquoted investments are carried at cost. Trading account securities are carried at fair value with unrealised gains and losses reported within gains/(losses) on trading securities in the Consolidated Statement of Income as they arise.

         Gains and losses on the sale of securities are computed on the basis of the specific identification method and are reported within losses on marketable securities in the Consolidated Statement of Income.

         The Bank carries out a quarterly review of its investments using information such as market price, credit rating, analysts' reports, outlook for the stock and applicable industry, future estimated cash flows and other factors to determine whether or not a decline in value below cost is other-than-temporary. When it is determined that an investment's value is impaired on an other-than-temporary basis, the cost of that investment is written down to its estimated fair value and the write down is included within losses on marketable securities in the Consolidated Statement of Income. The new cost basis is not adjusted for any subsequent recoveries in fair value.

52 ANNUAL REPORT 2002

         LOANS

         Loans are stated net of any related allowance for credit losses. Interest income is accounted for on the accrual basis except on loans classified as impaired.

         IMPAIRED LOANS

         A loan is considered impaired when, in the opinion of management and based on current information and events, there has been a deterioration in credit quality to the extent that it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Loans for which collection is more than 90 days overdue are automatically classified as impaired unless the loan is well secured and in the process of collection.

         When a loan has been individually identified as impaired, the carrying amount of the loan is measured based on the present value of the payments expected to be received. Impaired loans are placed on a non-accrual basis with interest recorded in income only when received.

         Assets that are acquired in satisfaction of impaired loans are recorded at the lower of fair value or the carrying value of the loan at the date of foreclosure and are included in other assets on the Consolidated Balance Sheet. Any excess of the carrying value of the loan over the fair value of the asset acquired is charged to the allowance for loan losses in the current period.

         Loan origination fees, including loan restructuring or renegotiating fees, are deferred and amortised to non-interest income over the term of the loan. Commitment fees are treated on the same basis if there is a reasonable expectation that the commitment will be called upon and will result in a loan, otherwise the fees are deferred and amortised to income over the term of the commitment. Commitment fees on revolving lines of credit are determined retrospectively each quarter based upon the unused line of credit in the previous period and are recognised in income at that time.

         ALLOWANCE FOR LOAN LOSSES

         The Bank maintains an allowance for loan losses to provide for losses inherent in the portfolio. The allowance for loan losses is maintained at a level deemed appropriate by management to adequately provide for both known losses and as yet unidentified losses existing in the loan portfolios at the balance sheet date.

         SPECIFIC RESERVE

         The Bank employs a risk rating methodology for all commercial, corporate, and secured short-term investment loans. On a quarterly basis, risk rated loans deemed to be "substandard" or "doubtful" are assessed for impairment by comparing the carrying value of each such loan to its current value determined through discounted cash flow analysis, an assessment of the realisable value of collateral, or by the loan's fair value. Identified shortfalls in value are set up as specific provisions against these assets. Although consumer and personal loans, mortgages and credit cards are not risk rated, all such impaired loans that have an outstanding balance greater than $100,000 are individually assessed for impairment and the need for a specific reserve using the same analysis. This analysis is also performed quarterly and specific provisions are charged against these assets in an amount equal to the identified shortfalls.

         GENERAL RESERVE

         On a quarterly basis a general reserve is also established to absorb credit losses inherent in the portfolio, which have not yet been specifically identified. A general reserve is established for risk rated loans and non-risk rated loans. The Bank estimates historic loss rates for each risk rating which are adjusted based on a qualitative assessment framework that considers factors such as portfolio quality trends, portfolio growth, and portfolio management. Adjusted historic loss factors are applied to the portfolio balance, excluding identified impaired loan assets that warrant a specific reserve, for each risk rating. General reserves are established for the non-risk rated portfolio with reference to historic net loss experience from each portfolio segment adjusted for qualitative factors such as delinquency trends, portfolio growth, and changes in underwriting criteria. Impaired

                                                           ANNUAL REPORT 2002 53
         assets that warrant a specific reserve are excluded from the loans subject to this analysis. The Bank's personal and commercial loan and mortgage portfolios are concentrated in Bermuda, which has an economy that is largely dependent on tourism and international business services. The health of these industry segments depends to a large extent on the strength of US and European economies. Because of this concentration and also to reflect any imprecision in the allowance methodology, the Bank also includes in general reserves an amount that represents management's judgements of inherent losses within the portfolio which have not otherwise been identified or measured in this analysis.

         CHARGE-OFFS

         All consumer and personal loans and mortgages greater than $100,000 and all risk rated loans, that have been identified as impaired and provided for under the reserving methodology, are charged off when they are deemed to be uncollectible. Any subsequent recoveries of these loans are added back to the allowance for loan losses. Consumer and personal loans and mortgages with an outstanding balance less than $100,000 that reach 120 days past due and credit card balances that reach 180 days past due are charged off immediately. The amount of the loan is written off and subsequent recoveries are added back to the allowance for loan losses when received.

         The amount of the provision for loan losses that is charged to the Consolidated Statement of Income is the amount required to bring the allowance to the level management determines is needed to absorb all probable loan losses inherent in the Bank's loan portfolios. The models developed by the Bank to estimate its allowance for loan losses are subjective and use assumptions and data that management believes are appropriate based upon information that is currently available. However these assumptions are subjective and may require revision in the future. Such adjustments could have a significant impact on the level of reserves carried and on reported earnings in future periods.

         REVENUE RECOGNITION

         The Bank recognises interest income and expense on the accruals basis.

         The Bank's non-interest income represents fee income from the provision of investment, banking, foreign exchange, trustee, corporate administration and other related services. Such income is recognised on the accruals basis as the related services are provided to clients, based upon the underlying investment transaction volume or the value of the assets under administration, as appropriate.

         ASSETS HELD IN TRUST OR CUSTODY

         Securities and properties (other than cash and deposits held with the Bank) held in a trust, custody, agency or fiduciary capacity for customers are not included on the Consolidated Balance Sheet as such assets are not the property of the Bank.

         PREMISES, EQUIPMENT AND COMPUTER SOFTWARE

         Premises, equipment and computer software are stated at cost less accumulated depreciation. Depreciation, including amortisation, is charged on a straight line basis over the following estimated useful lives of the assets: buildings - 40 years; furniture and fixtures - 5 to 7 years; equipment - 3 to 5 years; computer software - 3 years. In the case of leasehold improvements, depreciation is charged over the shorter of the estimated useful life of the asset or the term of the lease.

         The Bank reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the existing carrying value for an asset or group of assets is not recoverable. To the extent that the carrying value is not deemed to be recoverable, then a charge will be made to income in the current period to reduce the carrying value of the asset or assets to their estimated recoverable amount.

54 ANNUAL REPORT 2002

         GOODWILL AND OTHER INTANGIBLE ASSETS

         Goodwill arises mainly from the excess of the purchase price of Bermuda Home Limited (BHL) over the fair value of its net assets when it was acquired in May 1999. The Bank is carrying goodwill of $11.3 million as at 31 December 2002 (31 December 2001 - $11.3 million; 31 December 2000
         - $12.2 million; 30 June 2000 - $12.7 million). The BHL activity is reported as part of the Community Banking division in Note 10.

         In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) Number 142 - Goodwill and Other Intangible Assets. Under SFAS Number 142 goodwill is deemed to have an indefinite life, is no longer amortised, but is subjected to an initial impairment test on adoption of SFAS Number 142 and an annual impairment test in subsequent years. Impairment losses for goodwill arising due to the initial application of SFAS Number 142 are reported as a change in an accounting principle and any subsequent impairment losses are reported as operating expenses in a separate line on the income statement. The Bank adopted SFAS Number 142 on 1 January 2002.

         The Bank completed the initial goodwill impairment test upon its adoption of SFAS Number 142 and determined that no impairment charge was necessary.

         The amount of goodwill amortisation for the year ended 31 December 2002 was $nil (year ended 31 December 2001 - $0.9 million; six months ended 31 December 2000 - $0.5 million; year ended 30 June 2000 - $0.9 million) and therefore was not significant. As a result, the pro forma impact on reported net income and earnings per share arising from the adoption of SFAS Number 142 is not presented.

         DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

         The Bank enters into interest rate and foreign exchange swaps, futures, forwards, and options as part of its overall risk management activities, as an intermediary for customers, and to generate income. Instruments used as part of the Bank's overall risk management activities are designated as risk management instruments while all others are designated as client related or trading instruments.

         In June 1998, the FASB issued SFAS Number 133 - Accounting for Derivative Instruments and Certain Hedging Activities. In June 2000, the FASB issued SFAS Number 138 - Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS Number
         133. SFAS Number 133 and SFAS Number 138 (the standards) require that all derivative instruments be recorded on the Balance Sheet at their respective fair values. The standards are effective for all fiscal quarters of all fiscal years beginning after 30 June 2000; the Bank adopted the standards on 1 July 2000.

         In accordance with the transition provisions of the standards, a net gain of $1.5 million was transferred from accumulated other comprehensive income through a cumulative-effect-type adjustment to consolidated net income on 1 July 2000. The $1.5 million transition adjustment is made up of the cumulative unrealised gains and losses on derivatives, together with the cumulative unrealised losses and gains on the hedged marketable securities (to the extent of an offsetting adjustment for the related derivative instruments) that existed at 30 June 2000. The gross gains and losses transferred for the derivatives were $50.5 million and $10.9 million, respectively. The gross losses and gains transferred for the hedged marketable securities were $49 million and $10.9 million, respectively.

         Those derivatives that did not qualify for hedge accounting under the standards were transferred to the trading portfolio on 1 July 2000 along with the associated marketable securities. The fair value of the derivatives and associated marketable securities transferred was $106.7 million at that date. The net unrealised gain relating to these derivatives and securities recognised in net income at the date of transfer was $25,000 and this amount is included in the transition adjustment discussed in the preceding paragraph.

         All derivatives are recognised on the Consolidated Balance Sheet at their fair value. On the date the derivative contract is entered into, the Bank designates the derivative as either a hedge of the fair value of a recognised asset or liability or of an unrecognised

                                                           ANNUAL REPORT 2002 55
         firm commitment (fair value hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognised asset or liability (cash flow hedge), a foreign currency, fair value, or cash flow hedge (foreign currency hedge), or a held for trading (trading) instrument. The Bank formally documents all relationships between the hedging instruments and the hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair value, cash flow, or foreign currency hedges to specific assets and liabilities on the Consolidated Balance Sheet or to specific firm commitments or forecasted transactions. The Bank also formally assesses, both at the inception of each hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Bank discontinues hedge accounting prospectively.

         Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged asset or liability or unrecognised firm commitment that is attributable to the hedged risk are recorded in the Consolidated Statement of Income. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income, until earnings are affected by the variability in cash flows of the designated hedged item or the forecasted transaction. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign currency hedges are recorded in either the Consolidated Statement of Income or other comprehensive income, depending on whether the hedge transaction is a fair value hedge or a cash flow hedge. Changes in the fair value of derivative trading instruments are reported in the Consolidated Statement of Income.

         The Bank discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

         When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Bank continues to carry the derivative on the Consolidated Balance Sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the Consolidated Balance Sheet and recognises any gain or loss in the Consolidated Statement of Income. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Bank continues to carry the derivative on the Consolidated Balance Sheet at its fair value, and gains and losses that were accumulated in other comprehensive income are recognised immediately in the Consolidated Statement of Income. In all other situations in which hedge accounting is discontinued, the Bank continues to carry the derivative at its fair value on the Consolidated Balance Sheet, and recognises any subsequent changes in its fair value in the Consolidated Statement of Income.

         Futures contracts are held within the trading portfolio to manage the duration of certain securities held. These contracts are marked to market and all gains and losses are included in the Consolidated Statement of Income in gains/(losses) on marketable securities.

         Foreign exchange spot and forward contracts entered into to meet clients' needs are marked to market and all gains and losses are included in foreign exchange earnings. Any other trading instruments are marked to market and all gains and losses are recorded in the Consolidated Statement of Income.

         Prior to the adoption of the standards on 1 July 2000, the Bank accounted for its risk management instruments as follows:

         Net accrued interest receivable/payable on interest rate and foreign currency swaps was recorded as other assets and liabilities as appropriate. The unrealised gains or losses on such swaps were recognised in a manner which was consistent with the method of accounting for the hedged items. Unrealised gains or losses on swaps used to hedge available for sale securities were reported as a separate component of shareholders' equity within accumulated other comprehensive income.

56 ANNUAL REPORT 2002

         Risk management swaps were assigned to hedge a specific asset or liability and reduced the Bank's interest rate or foreign currency risk. They also achieved their intended objective of converting the yield on the hedged asset or liability to the desired rate. This criterion was assumed to have been met if the interest rate on the hedged asset or liability was identical to the offsetting interest rate on the swap. In addition, the notional amount of the swap must have been less than or equal to the par amount of the item being hedged. If a risk management swap was terminated or no longer met the criteria described above, any unrealised gain or loss existing at that time was deferred and amortised over the remaining original hedge period. Any subsequent changes in value of the swap were recorded within gains/(losses) on marketable securities in the Consolidated Statement of Income.

         EARNINGS PER SHARE

         Earnings per share presented in the Consolidated Statement of Income is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding plus potentially dilutive common shares. Options and warrants issued by the Bank are considered potentially dilutive common shares and are included in the calculation using the treasury stock method.

         INCOME TAXES

         The Bank determines its income tax expense and liability under the provisions of SFAS Number 109 - Accounting for Income Taxes. Under the asset and liability method of SFAS Number 109, deferred tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS Number 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognised in income in the period that includes the enactment date.

         STOCK BASED EMPLOYEE COMPENSATION PLANS

         At 31 December 2002 the Bank had five stock based employee compensation plans, which are described more fully in Note 12. The Bank applies the recognition and measurement principles of Accounting Principles Board
         (APB) Opinion Number 25 - Accounting for Stock Issued to Employees, and related Interpretations in accounting for those plans. Compensation expense is recognised for the Bank's share purchase plans due to the size of the purchase discount compared to the market price of the shares. For the Bank's stock option plans no compensation expense is reflected in net income as the options granted under those plans have an exercise price equal to the market value of the underlying common stock on the date of the grant.

         The Bank has provided the disclosures required by SFAS Number 123 - Accounting for Stock-Based Compensation which describes a method of accounting for stock compensation plans that is based on the fair value of the stock options granted. The weighted average fair value of stock options granted in the year ended 31 December 2002 was $13.13 (year ended 31 December 2001 - $12.87; six months ended 31 December 2000 - $10.65; year ended 30 June 2000 - $6.61) per share, using the Black-Scholes option-pricing model with the following assumptions:

                                        Year            Year        Six Months        Year
                                       Ended           Ended          Ended          Ended
                                    31 December     31 December    31 December      30 June
                                       2002            2001           2000           2000
---------------------------------------------------------------------------------------------
Dividend yield                          3.59%           2.26%          2.45%          3.00%
Risk free interest rate                 4.08%           4.50%          4.64%          6.10%
Expected volatility                    35.62           26.64          30.63          29.71
Expected lives                        9 years        10 years       10 years       10 years
---------------------------------------------------------------------------------------------

                                                           ANNUAL REPORT 2002 57

         The following table illustrates the effect on net income and earnings per share if the Bank had applied the fair value recognition provisions of FASB Statement Number 123 to its stock plans:

                                                                         Year          Year      Six Months       Year
                                                                        Ended         Ended         Ended         Ended
                                                                     31 December   31 December   31 December     30 June
(In US$ thousands, except per share data)                                2002          2001          2000         2000
-------------------------------------------------------------------------------------------------------------------------
Net income as reported                                                  77,658        60,077        56,246       106,054
Add: stock based employee compensation expense
  included in reported net income net of related tax effects             2,033         3,516         1,087         1,576
Deduct: total stock based employee compensation
  expense determined under fair value methods,
  (including options) for all awards, net of related tax effects        (9,816)       (9,132)       (2,926)       (5,231)
Net income - pro forma                                                  69,875        54,461        54,407       102,399
Earnings per share - as reported (basic)                                  2.62          2.00          1.87          3.61
                   - as reported (diluted)                                2.53          1.91          1.81          3.53
Earnings per share - pro forma (basic)                                    2.36          1.82          1.81          3.49
                   - pro forma (diluted)                                  2.28          1.74          1.75          3.41
-------------------------------------------------------------------------------------------------------------------------

         RECENT ACCOUNTING PRONOUNCEMENTS

         FASB STATEMENT NUMBER 143 - ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

         In October 2001, the FASB issued Statement Number 143 - Accounting for Asset Retirement Obligations. This standard applies to obligations that are associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal operations of a long-lived asset. This statement is effective for fiscal years beginning after 15 June 2002, with earlier application encouraged. The adoption of this standard is not expected to have a significant impact on the Bank's financial reporting.

         FASB STATEMENT NUMBER 144 - ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

         In October 2001, the FASB issued Statement Number 144 - Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement is effective for fiscal years beginning after 15 December 2001. The adoption of this standard did not have a significant impact on the Bank's financial reporting.

         FASB STATEMENT NUMBER 146 - ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES

         In June 2002, the FASB issued Statement Number 146 - Accounting for Costs Associated with Exit or Disposal Activities. This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Number 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The provisions of this statement are effective for exit or disposal activities that are initiated after 31 December 2002. The adoption of this standard is not expected to have a significant impact on the Bank's financial reporting.

         FASB STATEMENT NUMBER 147 - ACQUISITION OF CERTAIN FINANCIAL INSTITUTIONS - AN AMENDMENT OF FASB STATEMENTS NUMBERS 72 AND 144 AND FASB INTERPRETATION NUMBER 9

         In October 2002, the FASB issued Statement Number 147 - Acquisition of Certain Financial Institutions-an amendment of FASB Statements Numbers 72 and 144 and FASB Interpretation Number 9. This statement removes acquisitions of financial institutions from the scope of both Statement Number 72 and Interpretation Number 9 and requires that those transactions be accounted for in accordance with FASB Statement Number 141, Business Combinations, and Number 142, Goodwill and Other Intangible Assets. In addition, this statement amends FASB Statement Number 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor-and borrower-

58 ANNUAL REPORT 2002
         relationship intangible assets and credit cardholder intangible assets. The adoption of this standard is not expected to have a significant impact on the Bank's financial reporting.

         FASB STATEMENT NUMBER 148 - ACCOUNTING FOR STOCK-BASED
         COMPENSATION-TRANSITION AND DISCLOSURE-AN AMENDMENT OF FASB STATEMENT NUMBER 123

         In December 2002, the FASB issued Statement Number 148 - Accounting for Stock-based Compensation - Transition and Disclosure - an amendment of FASB Statement Number 123. This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. At the present time the Bank does not intend to change to the fair value based method of accounting for stock-based employee compensation, although it may do so in the future. This statement also amends the disclosure requirements of FASB Statement Number 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Bank has complied with the required disclosure in this note under the heading "Stock Based Employee Compensation Plans". This disclosure illustrates the impact that the adoption of the fair value method of accounting for stock-based employee compensation under FASB Number 148 would have, should the Bank elect to adopt this method.

         FASB INTERPRETATION NUMBER 45 - GUARANTOR'S ACCOUNTING AND DISCLOSURE REQUIREMENTS FOR GUARANTEES, INCLUDING INDIRECT GUARANTEES OF INDEBTEDNESS OF OTHERS

         In November 2002, the FASB issued Interpretation Number 45 - Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation elaborates on the disclosures required by a guarantor in its financial statements about its obligations under certain guarantees that it has issued. It also requires a guarantor to recognise, at the inception of a guarantee, a liability for the fair value of the obligations it has undertaken in issuing the guarantee. The initial recognition and measurement provisions of the interpretation are applicable for all guarantees issued or modified after 31 December 2002. The disclosure requirements are effective for fiscal years ending after 15 December 2002 and have been provided in Note 7 to the financial statements. The adoption of this standard is not expected to have a significant impact on the Bank's financial reporting.

         FASB INTERPRETATION NUMBER 46 - CONSOLIDATION OF VARIABLE INTEREST ENTITIES

         In January 2003, the FASB issued Interpretation Number 46 - Consolidation of Variable Interest Entities. This interpretation of Accounting Research Bulletin Number 51, Consolidated Financial Statements, addresses consolidation by business enterprises of variable interest entities which have certain characteristics. This interpretation applies to variable interest entities created after 31 January 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies from July 2003 to variable interest entities in which an enterprise holds a variable interest that it acquired before 1 February 2003. The adoption of this standard is not expected to have a significant impact on the Bank's financial reporting.

2        MARKETABLE SECURITIES

         The following table summarises the amortised cost and fair values of available for sale securities at:

(In US$ thousands)                          31 December 2002                             31 December 2001
-----------------------------------------------------------------------------------------------------------------------
                                 Amortised      Unrealised          Fair     Amortised      Unrealised         Fair
                                   Cost      Gains     Losses      Value       Cost       Gains    Losses      Value
-----------------------------------------------------------------------------------------------------------------------
US government & agencies           739,205    2,713      (814)     741,104     671,753      712    (1,359)     671,106
Other governments & agencies       145,857      448      (782)     145,523     127,145      182      (446)     126,881
Corporate debt                   2,915,507    9,798   (10,912)   2,914,393   3,255,889      350   (15,265)   3,240,974
Mutual fund/equity investments      71,516    2,615       (21)      74,110      95,517    8,942    (3,720)     100,739
-----------------------------------------------------------------------------------------------------------------------
Total                            3,872,085   15,574   (12,529)   3,875,130   4,150,304   10,186   (20,790)   4,139,700
-----------------------------------------------------------------------------------------------------------------------

                                                           ANNUAL REPORT 2002 59

         Investments in asset-backed and mortgage-backed securities comprised $722 million (31 December 2001 - $649 million) of the total fair value of US government and agency holdings and $99 million (31 December 2001
         - $108 million) of the total corporate holdings as at 31 December 2002. At 31 December 2002, investments in asset-backed and mortgage-backed securities had gross unrealised gains of $3 million (31 December 2001 - $1 million) and gross unrealised losses of $6 million (31 December 2001
         - $12 million).

         The following table presents the maturity distribution of the available for sale securities at 31 December 2002:

                                         Amortised     Fair
(In US$ thousands)                          Cost       Value
---------------------------------------------------------------
Due in one year or less                    328,790     329,374
Due after one year through five years    2,686,998   2,687,055
Due after five years through ten years     166,873     165,861
Due after ten years                        617,908     618,730
--------------------------------------------------------------
Sub-total                                3,800,569   3,801,020
Mutual fund/equity investments              71,516      74,110
--------------------------------------------------------------
Total                                    3,872,085   3,875,130
--------------------------------------------------------------

         Mortgage-backed securities with more than one maturity date have been allocated in the above table by using a weighted average. Actual maturities may differ from the above table as certain borrowers may prepay their obligations without penalty.

         Gains/(losses) on available for sale securities for the period constitute the following:

                                                                    Year          Year      Six Months     Year
                                                                   Ended         Ended         Ended       Ended
                                                                31 December   31 December   31 December   30 June
(In US$ thousands)                                                  2002          2001          2000        2000
------------------------------------------------------------------------------------------------------------------
Gross realised gains on the sale of debt securities                1,390         2,489            580      1,719
Gross realised losses on the sale of debt securities              (1,420)       (4,531)           (82)      (307)
Net realised gains/(losses) on the sale of equity securities       4,712         7,635          1,900       (200)
Charge for the other-than-temporary impairment of asset-backed
  securities and equity investments                               (4,310)       (5,300)       (16,500)    (2,169)
----------------------------------------------------------------------------------------------------------------
Total gains/(losses)                                                 372           293        (14,102)      (957)
----------------------------------------------------------------------------------------------------------------

         Interest on marketable securities includes $50.3 million (year ended 31 December 2001 - $32.7 million; six months ended 31 December 2000 - $18.9 million; year ended 30 June 2000 - $30 million) on trading account securities.

3        LOANS AND ALLOWANCE FOR LOAN LOSSES

         The following is an analysis of loans and the allowance for loan losses by category and by location of ultimate risk at:

                                                     31 December   31 December
(In US$ thousands)                                       2002          2001
-------------------------------------------------------------------------------
Commercial loans - Bermuda                              217,421       174,421
Personal loans - Bermuda                                199,674       161,641
Commercial & personal loans - international             161,294       145,467
Secured short-term investment loans                     360,426       243,526
Mortgages                                               853,928       780,133
------------------------------------------------------------------------------
Total loans                                           1,792,743     1,505,188
Less allowance for loan losses                           24,394        27,611
------------------------------------------------------------------------------
Net loans                                             1,768,349     1,477,577
------------------------------------------------------------------------------

60 ANNUAL REPORT 2002

         Commercial and personal loans are predominantly secured by deposits, deeds to property and shares or other assets of individuals or companies. Secured short-term investment loans are generally limited to amounts less than 25% of the borrower's investment portfolio and are primarily issued to international clients. A substantial majority of mortgages are issued in Bermuda and represent first mortgages which are callable on 90 days notice.

         The following is an analysis of impaired loans and the related specific allowance for loan losses:

(In US$ thousands)                 31 December 2002             31 December 2001
---------------------------------------------------------------------------------------
                              Gross   Allowance     Net     Gross   Allowance    Net
---------------------------------------------------------------------------------------
Commercial loans - Bermuda    3,723       791      2,932    6,356     3,517      2,839
Personal loans - Bermuda      3,516     1,450      2,066    4,361     2,115      2,246
Mortgages                    12,928     1,504     11,424   15,002     1,840     13,162
---------------------------------------------------------------------------------------
Total                        20,167     3,745     16,422   25,719     7,472     18,247
---------------------------------------------------------------------------------------

         For the year ended 31 December 2002, the amount of gross interest income that would have been recorded had non-accrual loans been current was $2.4 million (year ended 31 December 2002 - $2.7 million; six months ended 31 December 2000 - $1 million; year ended 30 June 2000 - $2.7 million). In 2002 the Bank recovered overdue interest of $3.5 million on impaired loans that were repaid in the year (year ended 31 December 2001 - $1.8 million; six months ended 31 December 2000 - $0.1 million; year ended 30 June 2000 - $0.2 million). The average balance of impaired loans during the year ended 31 December 2002 was $23.1 million (year ended 31 December 2001 - $24 million; six months ended 31 December 2000 - $23.3 million; year ended 30 June 2000 - $30 million).

         The following is an analysis of the movement in the total allowance for loan losses:

                                         Year          Year      Six Months     Year
                                        Ended         Ended         Ended       Ended
                                     31 December   31 December   31 December   30 June
(In US$ thousands)                       2002          2001          2000        2000
---------------------------------------------------------------------------------------
Opening balance                         27,611        26,017        24,243      30,025
(Recovered)/provided from income        (1,971)        2,662         2,589         916
Loans written off and other             (4,443)       (2,935)         (973)     (6,889)
Loan recoveries                          3,197         1,867           158         191
--------------------------------------------------------------------------------------
Closing balance                         24,394        27,611        26,017      24,243
--------------------------------------------------------------------------------------

4        PREMISES, EQUIPMENT AND COMPUTER SOFTWARE

         The following is an analysis of premises, equipment and computer software at:

(In US$ thousands)              31 December 2002        31 December 2001
---------------------------------------------------------------------------
                                        Accumulated    Net Book   Net Book
                                Cost    Depreciation     Value     Value
---------------------------------------------------------------------------
Land and buildings            143,239      48,887       94,352     99,170
Equipment                     119,244      77,959       41,285     32,706
Computer software              29,808      20,120        9,688      7,228
---------------------------------------------------------------------------
Total                         292,291     146,966      145,325    139,104
---------------------------------------------------------------------------

         Depreciation of premises, equipment and computer software, including amortisation of leasehold improvements, amounted to $20.4 million for the year ended 31 December 2002 (year ended 31 December 2001 - $22.7 million; six months ended 31 December 2000 - $8.8 million; year ended 30 June 2000 - $19.1 million).

         During the year ended 31 December 2002 the Bank reduced its operations in the Cayman Islands and transferred the administration of the majority of its Cayman based clients to its offices in Bermuda and New York. In connection with this downsizing the Bank's office building was put up for sale. The Bank received a bid for the property which, together with other

                                                           ANNUAL REPORT 2002 61
         market information, indicated that the carrying value of the building was greater than its realisable value. As a result of this information, its carrying value was written down by $2.5 million to its estimated realisable value of $4 million. The charge is recorded within Other income/(loss) in the Consolidated Statement of Income and is reported as part of operating expenses within the "Other" segment in Note 10 Business Segments.

5        SHAREHOLDERS' EQUITY

         The Bank's authorised and issued common share capital are shown on the Consolidated Balance Sheet.

         On 29 July 2002 the Board of Directors approved a number of minor amendments to the Shareholder Rights Plan implemented in December 1997. Under the Shareholder Rights Plan, under certain circumstances following a person's acquisition of 15% or more of the Bank's shares, each shareholder other than the 15% or greater shareholder is entitled to purchase additional shares of the Bank at half their market price. The shareholder rights plan is designed as a protective measure to discourage a third party from obtaining a significant investment in the Bank without the approval of the Board of Directors.

         The Bank's warrant programme expired on 31 January 2000. At that time, all remaining outstanding warrants were converted to shares (at a ratio of 1 warrant to 1.1 shares) at an exercise price of $22.73 per share.

         In September 1999, the Bank distributed a 1-for-10 (10%) stock dividend to shareholders of record on 31 August 1999. In August 2000, the Bank distributed a 1-for-7 (14.29%) stock dividend to shareholders of record on 18 August 2000. In January 2002, the Bank distributed a 1-for-10 (10%) stock dividend to shareholders of record on 31 December 2001. All prior period share and per share amounts have been restated to reflect the stock dividends.

         As a capital management tool, the Bank acquires its securities pursuant to its authorised stock buy-back programme. During the year ended 31 December 2002 the Bank purchased 1,349,000 shares (year ended 31 December 2001 - 457,000 shares) at an average price of $38.66 (year ended 31 December 2001 - $41.76) as part of its authorised stock buy-back programme, which permits the repurchase of up to 2.5 million shares. The authorised 2.5 million shares represents 8.15% of average diluted shares outstanding during the year ended 31 December 2002 (year ended 31 December 2001 - 7.97%).

6        FINANCIAL INSTRUMENTS

         FAIR VALUE HEDGE OF INTEREST RATE RISK AND/OR FOREIGN CURRENCY RISK

         The Bank holds fixed rate marketable securities that are designated as available for sale securities under SFAS Number 115 -Accounting for Certain Investments in Debt and Equity Securities. Certain of these fixed rate instruments are denominated in foreign currencies.

         Management believes that it is prudent to hedge its exposure to changes in the fair value of fixed rate instruments due to movements in the benchmark interest rate and movements in exchange rates. The benchmark interest rate is the three-month Libor rate for the currency of the instrument. Management identifies and monitors interest rate risk for each large subsidiary and for the Bank as a whole. Interest rate risk is assessed by quantifying exposures, through the use of fundamental and technical analyses and by identifying any offsetting positions. The Bank's Capital Markets Products division is responsible for foreign exchange risk management on a Bank-wide basis. Foreign exchange guidelines are set and monitored in quantitative terms, using value at risk and absolute limits, as appropriate for the underlying instrument class.

         To hedge these risks, the Bank enters into risk management contracts such as interest rate and foreign currency swaps that have the effect of turning the fixed rate income stream (which may be denominated in non-US dollars) into a floating rate US dollar income stream.

         Each swap contract is acquired with the underlying fixed rate marketable security as a package. The swaps are structured so the terms of the pay side are the same as the terms of the security: that is notional amount, currency, payment frequency, maturity date, payment dates and coupon are matched. The receive side of the swap is indexed to the relevant currency Libor with re-pricing sufficiently frequent to remain at the market rate. At the inception of the swap contract, hedge effectiveness is

62 ANNUAL REPORT 2002
         assessed on a prospective basis and management reviews the ongoing effectiveness of the hedges on a retrospective basis each quarter. The cumulative change of both the value of the swap and the value of the related security due to the hedged risk are examined to ensure that effectiveness is maintained.

         For the year ended 31 December 2002 a net loss of $0.4 million (year ended 31 December 2001 - net loss of $0.3 million; six months ended 31 December 2000 - net gain of $0.3 million) was recognised in gains/(losses) on marketable securities, representing the amount of hedge ineffectiveness for the period.

         CASH FLOW HEDGE OF FOREIGN CURRENCY RISK

         The Bank and its subsidiaries incur expenses in currencies other than their respective functional currencies. As a result the Bank's cash flows are exposed to foreign currency risk.

         Management believes it is prudent to minimise the variability in cash flows caused by foreign currency risk. The Bank's hedging strategy is to use foreign currency forward contracts to hedge foreign currency cash flow exposure. The forward contracts exchange the Bank's or subsidiaries' functional currency for exact amounts of specified forecasted foreign currency denominated expenses that could affect reported consolidated net income. The expenses include salaries, interest and other operating expenses payable to external parties.

         Management assesses foreign currency cash flow risk by regularly identifying and monitoring changes in foreign exchange rate exposures that may adversely impact expected future cash flows and by evaluating hedging opportunities. On a monthly basis, the hedged transactions are reviewed in order to determine that the hedged transactions remain probable.

         Changes in the value of forward contracts designated as and qualifying as cash flow hedges of forecasted operating expenses are reported initially in accumulated other comprehensive income. The gains and losses are reclassified into the Consolidated Statement of Income, as a component of operating expenses or interest expense, as appropriate, in the same period as the underlying expenses affect consolidated net income.

         For the year ended 31 December 2002 $nil (year ended 31 December 2001 - $nil; six months ended 31 December 2000 - $nil) was recognised in the Consolidated Statement of Income, which represents the amount of hedge ineffectiveness during the period.

         At 31 December 2002, it is expected that $1.3 million (31 December 2001
         - $0.2 million; 31 December 2000 - $0.2 million) of gains recorded in accumulated other comprehensive income relating to the fair value of foreign currency forward contracts will be expensed during the subsequent year, as the Bank records the previously hedged interest and operating expenses. At 31 December 2002, the maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows associated with foreign currency forecasted expenses is 12 months (31 December 2001 - 5 months; 31 December 2000 - 8 months).

         OTHER DERIVATIVE INSTRUMENTS

         Interest rate futures contracts and interest rate swaps are held in the trading portfolio in order to reduce the overall duration of certain assets for risk management purposes. At 31 December 2002, interest rate futures contracts with a fair value of $0.1 million (31 December 2001 - ($1.5) million) were held in the trading portfolio. At 31 December 2002, interest rate swaps with a fair value of ($1.2) million (31 December 2001 - $nil) were held in the trading portfolio.

         The Bank also uses foreign exchange over-the-counter contracts to meet the financing needs of its customers and to increase revenue. These contracts are generally closed out with offsetting contracts with other banks. At 31 December 2002, such open foreign exchange contracts had an unrealised gain of $4.7 million (31 December 2001 - $2.8 million). Total revenue derived from client activity for the year was $39 million (year ended 31 December 2001 - $37.9 million; six months ended
         31 December 2000 - $19.2 million; year ended 30 June 2000 - $32.8 million) which is included in foreign exchange earnings in the Consolidated Statement of Income. Proprietary trading income for the year ended 31 December 2002 was $3.4 million (year ended 31 December 2001 - $4.5 million; six months ended 31 December 2000 - $1.2 million; year ended 30 June 2000-$4 million).

                                                           ANNUAL REPORT 2002 63

         In entering into these financial instruments the Bank incurs credit and/or position risk. The Bank's policy is primarily to use exchange-traded instruments which greatly reduces credit risk. Any credit exposure, measured as the unrealised gains on these instruments, is minimised by Bank policies which only allow contractual relationships with strong financial institutions. Position risk is the risk of fluctuation in the fair value of financial instruments and is managed centrally within the Bank's Capital Markets Products division.

7        COMMITMENTS, CREDIT RELATED ARRANGEMENTS AND CONTINGENCIES

         COMMITMENTS

         Rental expense for premises leased on a long-term basis for the year ended 31 December 2002 amounted to $9.5 million (year ended 31 December 2001 - $9.8 million; six months ended 31 December 2000 - $4.7 million; year ended 30 June 2000 -$9.3 million).

         Payments due for premises rented under long-term leases at 31 December 2002 are:

Years               (In US$ thousands)
---------------------------------------
2003                      10,996
2004                       7,469
2005                       5,563
2006                       4,733
2007                       4,543
2008 & thereafter         55,776
---------------------------------------

         CREDIT RELATED ARRANGEMENTS

         In the normal course of business, the Bank enters into various commitments to meet the credit requirements of its customers. Such commitments, which are not included in the Consolidated Balance Sheet, include:

         a) Commitments to extend credit which represent undertakings to make credit available in the form of loans or other financing for specific amounts and maturities, subject to certain conditions.

         b) Standby letters of credit, which represent irrevocable obligations to make payments to third parties in the event that the customer is unable to meet their financial obligations.

         c) Documentary and commercial letters of credit, primarily related to the import of goods into Bermuda by customers which represent agreements to honour drafts presented by third parties upon completion of specific activities.

         d) Forward guarantees to third parties with respect to the performance of certain mutual funds. These guarantees, which are fully collateralised, would result in obligations to make payments to third parties in the event that the mutual funds net asset values have not grown by a specified amount over a specified period.

         These credit arrangements are subject to the Bank's normal credit standards and collateral is obtained where appropriate. The contractual amounts for these commitments set out in the table below represent the maximum payments the Bank would have to make should the contracts be fully drawn, the counterparty default, and any collateral held prove to be of no value. As many of these arrangements will expire or terminate without being drawn upon or are fully collateralised, the contractual amounts do not necessarily represent future cash requirements. The Bank does not carry any liability for these obligations. In 2002 the Bank earned fee revenue from the provision of standby letters of credit and forward guarantees of $1.2 million (year ended 31 December 2001 - $1 million; six months ended 31 December 2000 - $0.5 million; year ended 30 June 2000 - $0.9 million).

64 ANNUAL REPORT 2002

         The Bank has entered into credit related arrangements with contractual amounts representing credit risk as follows:

                                   31 December   31 December
(In US$ thousands)                    2002          2001
-------------------------------------------------------------
Commitments to extend credit        1,741,273     1,430,245
Letters of credit
    Standby                           298,204       223,887
    Documentary and commercial          1,767         1,233
Securities lending                     32,067         1,030
Forward guarantees                    171,510        94,998
-------------------------------------------------------------
Total                               2,244,821     1,751,393
-------------------------------------------------------------

         Of the total contingent liability for standby letters of credit, $279.6 million (31 December 2001 - $169 million) is fully collateralised by cash and securities held by the Bank. The contractual terms of these guarantees vary but are generally under one year with multi-year agreements required to be renewed on an annual basis.

         Of the total contingent liability for documentary and commercial letters of credit, $1.7 million (31 December 2001 - $1.1 million) is fully collateralised by cash and securities held by the Bank.

         The contingent liability for forward guarantees is fully collateralised by US government and US and OECD corporate notes held by the Bank. Generally these are zero coupon notes that are designed to accrete in value over time to equal the underlying guaranteed amount. The contractual terms for these guarantees expire between November 2003 and November 2006.

         The Bank enters into securities lending transactions through an agent, with counterparties that are pre-approved by the Bank. These transactions are treated as secured borrowings. All transactions are fully cash collateralised. The amount above represents the fair value of securities loaned and the equivalent cash collateral received.

         In addition to credit related commitments, the Bank had outstanding commitments to invest a total of $3.9 million (31 December 2001 - $6.7 million) in unquoted equity investments at 31 December 2002.

         CREDIT CARD LOSSES

         In late 1999, a client of the Bank's e-commerce division entered into a business relationship with certain online merchants and began processing credit card transactions with these merchants. These transactions were passed on to the Bank for settlement. Some of these merchants were allegedly involved in the fraudulent use of certain credit card numbers resulting in customer charge-backs and losses to the client. In accordance with MasterCard and Visa procedures, the Bank, as the card processor, is ultimately liable for such charge-backs if the payment gateway company is unable to meet them. The client was unable to meet these charge-backs and they were funded through an overdraft facility with the Bank.

         At 30 June 2000, the amount of the Bank's total exposure was estimated to be $3 million. This was based upon information provided to the Bank about the extent of the total internet sales by the particular merchants and the amount of customer charge-back activity that had been experienced up to that date. This amount was provided for in the financial statements at 30 June 2000.

         In the six month period ended 31 December 2000, additional information became available about the extent of the alleged fraudulent sales activity and additional amounts of customer charge-backs were experienced through an overdraft account. During that period the outstanding overdraft facility was converted into an equity investment of $4 million in the client and an additional loan of $1.7 million was granted. At 31 December 2000, total charge-backs were $5.7 million and the Bank had a specific allowance against the loan of $1.7 million and had written down the equity investment to $nil, due to its impairment. An additional reserve of $1.3 million was recorded in respect of the estimated additional charge-backs that had been incurred, but not yet reported to the client at that date.

         In the year ended 31 December 2001, no further charge-backs occurred and the Bank released the $1.3 million reserve for the estimated additional charge-backs. In addition, recoveries from insurers of $1 million were received in 2001. During the year ended 31 December 2002, the Bank recovered $1.8 million. Of this amount $1 million was repaid to insurers, who as part of the earlier agreement on insurance recoveries, had first rights to any subsequent subrogation. The remaining $0.8 million was

                                                           ANNUAL REPORT 2002 65
         recorded as a loan recovery to allowance for loan losses and the remaining loans and specific allowances were written off. No further recoveries are expected.

         LEGAL PROCEEDINGS

         In the ordinary course of business the Bank and its subsidiaries are routinely defendants in, or parties to, a number of pending and threatened legal actions and proceedings. Except as outlined in the following paragraphs, management believes, based on information currently available to it, that the actions and proceedings and losses, if any, resulting from the final outcome thereof will not be material in the aggregate to the Bank's financial position or results of operations.

         In October 2001, the Bank and two of its subsidiaries, the Bank of Bermuda (Cayman) Limited and Bermuda Trust (Cayman) Limited settled, among other things, two civil actions brought against the Bank and those subsidiaries in US federal district courts in Florida and Illinois relating to the alleged involvement by the Bank and those subsidiaries in a scheme to defraud investors in a business known as Cash 4 Titles. The Florida action was brought on behalf of a class of investors in Cash 4 Titles. On 6 March 2002, an amended complaint was filed in an action styled Norton et al. v. Homa et al. in US federal district court in Florida against Bank of Bermuda (Cayman) Limited on behalf of 46 individuals and entities that purported to opt out of the class action settlement. The plaintiffs claimed losses totalling about $10.3 million. After the claims alleged by many of the named plaintiffs were dismissed from that action, on 11 June 2002, the Bank and its subsidiaries entered into a settlement agreement with the 14 plaintiffs remaining in the Norton action. Under the terms of the Norton settlement, the Bank and its subsidiaries paid $1.3 million to the Norton plaintiffs in full and complete satisfaction of all claims that were or could have been asserted in the Norton action. On 26 June 2002, the Norton action was dismissed with prejudice.

         Bank of Bermuda (Cayman) Limited and Bermuda Trust (Cayman) Limited also were named as defendants in a civil action in the Cayman Islands relating to Cash 4 Titles. The Cayman Islands case was commenced on 28 October 1999 in the Grand Court of the Cayman Islands against two Cash 4 Titles-related entities and Bank of Bermuda (Cayman) Limited by a Cayman Islands corporation that allegedly invested in Cash 4 Titles. Plaintiffs claimed approximately $22 million in damages as well as interest and costs. In February 2002, this was settled as between the plaintiffs and Bank of Bermuda (Cayman) Limited and Bermuda Trust (Cayman) Limited. The actions were discontinued with no finding of liability against either of the Bank's subsidiaries. Under the terms of settlement, the Bank's subsidiaries paid a total sum of $10 million to the plaintiffs, including all fees and costs.

         The Bank recorded a net expense of approximately $43.4 million for the year ended 31 December 2001. This charge represented the Bank's maximum $67.5 million liability related to the US settlement of the Cash 4 Titles litigation offset by $34.1 million of insurance recoveries as well as an additional provision of $10 million at 31 December 2001, representing management's then best estimate of the liabilities and expenses with respect to all remaining current and potential Cash 4 Titles related litigation.

         The Bank recorded a net recovery of $5.4 million for the year ended 31 December 2002 relating to the Cash 4 Titles related litigation. This amount represents further insurance recoveries of $6.7 million offset by the $1.3 million paid in the Norton action. The Bank continues to pursue additional potential recoveries under its insurance policies; however, nothing has been accrued for such recoveries as at 31 December 2002.

         The Bank is aware that there may exist another potential claim in connection with Cash 4 Titles. As of the balance sheet date no such claim has been made against the Bank. Based upon information currently known to the Bank, it is not possible to determine the probability that such a claim will be asserted, and if asserted, the probability that a liability will result. Any such claim would be defended vigorously.

8        PENSION PLANS AND POST-RETIREMENT BENEFITS

         The Bank provides non-contributory defined contribution pension plans to its employees in the majority of its locations. Employees are able to make voluntary payments to the defined contribution plans. The Bank has a defined benefit plan for most of its employees in the Isle of Man, Jersey and Guernsey (Sterling area). Defined benefits are based upon length of service and the employee's level of compensation. The Bank's funding policy in respect of its defined benefit plan is to contribute amounts

66 ANNUAL REPORT 2002
         to ensure that benefit obligations are adequately funded. Certain group companies also provide a non-contributory post-retirement benefit plan that provides health care for retired employees.

         DEFINED BENEFIT PLAN

         The following table provides summaries of the defined benefit pension plan's estimated financial position at:

                                                                31 December  31 December
(In US$ thousands)                                                 2002          2001
-----------------------------------------------------------------------------------------
Benefit Obligations
   Beginning of period                                            30,849       121,544
   Current service cost                                            4,614         4,014
   Interest cost                                                   1,835         5,554
   Actuarial (gain)/loss                                          (9,472)          338
   Benefits paid                                                    (445)       (1,638)
   Benefit improvement                                                 -         5,335
   Plan settlement                                                     -      (104,298)
-----------------------------------------------------------------------------------------
   End of period                                                  27,381        30,849
-----------------------------------------------------------------------------------------
Plan Assets at Fair Value
   Beginning of period                                            20,576       120,345
   Actual return on plan assets                                   (1,801)        1,670
   Employer contributions and transfers in                         2,450         2,131
   Benefits paid                                                    (445)       (1,638)
   Plan settlement                                                     -       (93,360)
   Assets withdrawn from pension plan                                  -        (8,572)
-----------------------------------------------------------------------------------------
   End of period                                                  20,780        20,576
-----------------------------------------------------------------------------------------
Accrued Benefit
   Funded status of plan                                          (6,601)      (10,273)
   Unrecognised net asset at transition                              (82)          (79)
   Unrecognised net (gain)/loss                                     (182)        5,744
   Unrecognised prior service costs                                2,333         2,200
-----------------------------------------------------------------------------------------
   Total accrued benefit                                          (4,532)       (2,408)
-----------------------------------------------------------------------------------------
Actuarial Assumptions
   Discount rate used to determine benefit obligations               5.8%          5.5%
   Rate of increase for future compensation                          3.8%          4.5%
   Expected long-term rate of return on assets                       8.0%          8.0%
-----------------------------------------------------------------------------------------

         As at 31 December 2002, the pension plan assets consisted of equities 20.5% (31 December 2001 - 76.9%), fixed income investments 13.5% (31 December 2001 - 18.2%) other investments 5.9% (31 December 2000 - nil%) and cash and cash equivalents 60.1% (31 December 2001 - 4.9%).

         Effective 1 January 2000, the Bank changed to a defined contribution pension plan from the previous defined benefits plan for Bermuda based employees. Employees were offered the choice of remaining in the defined benefit plan, or joining the defined contribution plan. Those joining the defined contribution plan received a transfer value from the defined benefit plan in settlement of any liability of the plan. Almost all of the employees decided to join the defined contribution plan. Acceptance of this change by the employees was finalised during the year ended 31 December 2001. Partial transfers took place during the year ended 30 June 2000 totalling $66.5 million. During the year ended 31 December 2001, the final transfer of assets took place with a total payment of $59.3 million. During 2001, a decision was made to purchase annuities in respect of former employees receiving a pension and those electing not to transfer to the defined contribution plan. The plan purchased annuities at a cost of $34 million from an insurance company in respect of these individuals. This cost is included in the plan settlement amounts shown in the table above. As a result of the final settlement of the Bermuda plan, the Bank recorded a gain on settlement of $5.6 million representing the excess assets in the plan at the completion of the settlement.

                                                           ANNUAL REPORT 2002 67

         The balance in the pension plan at 31 December 2002 and 2001 relates to the Sterling area plan only and no further obligation exists for the Bermuda defined benefit plan. Effective 1 January 2002, the Sterling area plan no longer accepted new employees into the defined benefit plan and a new defined contribution plan was commenced. Existing members of the Sterling area defined benefit plan may continue to have their contributions paid into the Sterling area defined benefit plan or can choose to have their contributions paid into the new defined contribution plan. In addition, existing members of the Sterling area defined benefit plan have the choice to transfer their funds to the new defined contribution plan or leave their funds in the Sterling area defined benefit plan.

         The following table shows the expense for the Bank's defined benefit pension plans:

                                           Year                        Year          Six Months     Year
                                           Ended                      Ended            Ended       Ended
                                        31 December                31 December      31 December    30 June
(In US$ thousands)                          2002                       2001             2000        2000
----------------------------------------------------------------------------------------------------------
Service cost                               4,614                      4,014            1,853        6,799
Interest cost                              1,835                      5,554            4,289        4,514
Expected return on plan assets            (2,226)                    (6,059)          (4,706)     (33,047)
Net amortisation                              81                        170                7       25,884
----------------------------------------------------------------------------------------------------------
Periodic pension cost                      4,304                      3,679            1,443        4,150
Gain on pension settlement                     -                      5,562                -            -
----------------------------------------------------------------------------------------------------------
Net expense/(income)                       4,304                     (1,883)           1,443        4,150
----------------------------------------------------------------------------------------------------------

         DEFINED CONTRIBUTION PLANS

         Effective 1 January 2000, the Bank adopted a non-contributory defined contribution plan for its Bermuda based employees. The net pension cost for the defined contribution plan for the year ended 31 December 2002 was $7.4 million (year ended 31 December 2001 - $7.3 million; six months ended 31 December 2000 - $4.1 million; year ended 30 June 2000 - $2.8 million).

         Effective 1 January 2002, the Bank adopted a non-contributory defined contribution plan for its Sterling area employees. The net pension cost for the defined contribution plans of employees of a number of overseas subsidiary companies was $5.4 million for the year ended 31 December 2002 (year ended 31 December 2001 - $4 million; six months ended 31 December 2000 - $1.2 million; year ended 30 June 2000 - $2.6 million).

         POST-RETIREMENT BENEFIT PLAN

         The following table provides a summary of the post-retirement benefit plan's estimated financial position at:

                                                       31 December    31 December
(In US$ thousands)                                         2002          2001
---------------------------------------------------------------------------------
Benefit Obligations
   Beginning of period                                    25,352        18,298
   Current service cost                                    1,488           943
   Interest cost                                           1,896         1,391
   Actuarial loss                                          5,030         6,345
   Plan curtailment                                            -        (1,003)
   Amendments                                               (440)            -
   Net benefits paid                                        (595)         (622)
---------------------------------------------------------------------------------
   End of period                                          32,731        25,352
---------------------------------------------------------------------------------
Accrued Benefit Expense
   Funded status of plan                                 (32,731)      (25,352)
   Unrecognised prior service cost                          (425)            -
   Unrecognised net actuarial loss                         5,710           690
---------------------------------------------------------------------------------
   Total accrued expense                                 (27,446)      (24,662)
---------------------------------------------------------------------------------
Discount rate used to determine benefit obligations         6.75%          7.0%
---------------------------------------------------------------------------------

68     ANNUAL REPORT 2002

         The assumed health care cost trend rate used in measuring the post-retirement benefit plan obligations was 10% for 2003 (2002 - 8.5%). The ultimate health care trend rate used was 4.75% (31 December 2001 - 5%) which will be reached in 2011 (31 December 2001 - 2009). The health care trend rate is expected to fall by 0.75% each year until the ultimate rate is reached.

         The following table presents the expenses for the Bank's post-retirement benefit plan:

                                            Year           Year      Six Months        Year
                                            Ended         Ended         Ended         Ended
                                        31 December    31 December   31 December     30 June
(In US$ thousands)                          2002          2001          2000          2000
--------------------------------------------------------------------------------------------
Service cost                               1,488           943           468          1,009
Interest cost                              1,896         1,391           675          1,255
Amortisation of net gain                      11          (233)         (127)          (182)
Amortisation of prior service cost           (15)            -             -              -
Curtailment gain                               -          (425)            -              -
--------------------------------------------------------------------------------------------
Total                                      3,380         1,676         1,016          2,082
--------------------------------------------------------------------------------------------

         If the health care cost trend rates were increased by 1%, the post-retirement benefit obligation as of 31 December 2002 would have increased by 18.9% and the aggregate expense for service and interest costs for the year ended 31 December 2002 would have increased by 24.5%. Conversely, if the health care cost trend rates were decreased by 1%, the post-retirement benefit obligation as of 31 December 2002 would have decreased 16.4%, and the aggregate expense for service and interest costs for the period would have decreased by 19.3%.

         During the year ended 31 December 2001, the post-retirement benefit plan for the Bank's European offices was curtailed and resulted in a gain to the Bank of $425,000. The plan will continue for the Bank's Bermuda based employees.

9        FAIR VALUE

         The amounts set out in the following table represent the fair values of the Bank's financial instruments using the valuation methods and assumptions described below:

(In US$ millions)                    31 December 2002               31 December 2001
---------------------------------------------------------------------------------------------
                                Book     Fair                   Book     Fair
                                Value    Value  Difference      Value    Value   Difference
---------------------------------------------------------------------------------------------
Assets
    Cash and deposits           4,677    4,677       -          3,570    3,570       -
    Marketable securities       4,370    4,370       -          5,468    5,468       -
    Loans                       1,768    1,758     (10)         1,478    1,474      (4)
    Other                         275      275       -            153      153       -
---------------------------------------------------------------------------------------------
Liabilities
    Customer deposits          10,165   10,165       -          9,943    9,943       -
    Other                         263      263       -            235      235       -
---------------------------------------------------------------------------------------------

         The fair value of cash and deposits, other assets and other liabilities are considered to approximate book value as the items are predominately short-term in nature, or are variable rate instruments.

         The fair value of marketable securities is assumed to approximate their market value as provided in Note 2. Variable rate loans are assumed to have fair values that approximate book value as the interest rates on these loans automatically re-price every three months to market. Fair values of longer term fixed rate loans are estimated using discounted cash flows at prevailing market rates. Staff home loans at preferential rates account for the majority of the difference between the fair and book values of the loan portfolio.

                                                           ANNUAL REPORT 2002 69

         The fair values of customer deposits payable on demand, payable after notice and floating rate deposits payable on a fixed date are considered to be approximate to their book values. The majority of fixed deposits mature within three months and market value approximates book value.

         The fair value amounts are designed to approximate amounts at which these instruments could be exchanged in a current transaction between willing parties; however, in some circumstances financial instruments may lack an available trading market. Therefore, fair values are based on estimates using present value and other valuation techniques which are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates which reflect varying degrees of risk.

10       BUSINESS SEGMENTS

         SFAS Number 131 - Disclosures about Segments of an Enterprise and Related Information establishes standards for reporting information about business segments in the footnotes to annual financial statements. The statement requires disclosure on a business segment basis, as defined by the Bank, including a description of products and services and profit or loss, as measured by the Bank's management, in assessing sector performance and geographic information on assets and revenue.

         Various lines of business that offer different products and services but that share similar basic and economic characteristics have been combined into four major business segments: Global Fund Services, Private Client Services, Corporate Banking and Community Banking.

         During 2002 Retail Client Services was renamed Community Banking and Corporate Cash Management was renamed Corporate Banking. Retail Client Services was renamed to reflect the fact that this business focuses on local or community banking. Corporate Cash Management was renamed to recognise that the business provides a broader range of banking services to business entities. In addition to the name changes, the comparative information has been restated to reflect an improved allocation of certain elements of "other income" that was made in the current year which the Bank believes more accurately reflects the true performance of the four business divisions.

         The Global Fund Services segment represents global custody services, accounting, valuation, administration and general banking services provided to collective investment vehicles and trusts. Private Client Services include global custody services, investment advisory services, administration of trusts and private banking services provided to high net worth individuals and families. The Corporate Banking segment includes banking and financial services such as interest rate and foreign exchange risk management, electronic banking and credit provided to corporate clients. Community Banking activities include retail banking services, credit cards and lending, which are primarily delivered in Bermuda.

         Revenues and expenses that do not relate directly to these segments are included in the "Other" category. This segment captures non-client specific revenues and expenses such as proprietary trading income, return on investment of unallocated capital and certain corporate expenses.

         The Bank's management reporting system incorporates processes for allocating revenue and expenses to each segment, as well as for attributing assets, liabilities and the applicable interest income and expense. All revenues are from external customers who are identified as either Global Fund Services, Private Client Services, Corporate Banking or Community Banking. Total revenues generated by providing those clients with the Bank's products and services are recorded within the relevant client group. Direct expenses are attributed to each group, with the remaining operating expense being allocated based on a number of matrices. Capital is allocated based on the risk-weighted assets employed. The capital allocations may not, however, be representative of the capital that would be required if the segments operated as independent entities. Capital not attributable to any of the four client business segments is allocated to the "Other" category.

70 ANNUAL REPORT 2002

The following tables represent the performance of each of the segments:

(In US$ thousands)                                                    Year Ended 31 December 2002
--------------------------------------------------------------------------------------------------------------------
                                                        Global     Private
                                                         Fund      Client    Corporate  Community
                                                       Services   Services    Banking    Banking     Other    Total
--------------------------------------------------------------------------------------------------------------------
Non-interest and other income                          146,689     67,111      6,159     16,248      7,045   243,252
Net interest income, after provision for loan losses    43,836     22,843     48,439     58,132      4,495   177,745
--------------------------------------------------------------------------------------------------------------------
Total revenue                                          190,525     89,954     54,598     74,380     11,540   420,997
Operating expenses                                     170,571     77,264     26,545     60,053      2,673   337,106
--------------------------------------------------------------------------------------------------------------------
Income from operations before income taxes              19,954     12,690     28,053     14,327      8,867    83,891
Income taxes                                             3,623      1,413        287        128        782     6,233
--------------------------------------------------------------------------------------------------------------------
Net income                                              16,331     11,277     27,766     14,199      8,085    77,658
--------------------------------------------------------------------------------------------------------------------
Average total division assets (in US$ millions)          3,573      1,665      2,724      1,850        168     9,980
--------------------------------------------------------------------------------------------------------------------

(In US$ thousands)                                                    Year Ended 31 December 2001
--------------------------------------------------------------------------------------------------------------------
                                                       Global     Private
                                                        Fund      Client   Corporate  Community
                                                      Services   Services   Banking    Banking     Other      Total
--------------------------------------------------------------------------------------------------------------------
Non-interest and other income                          140,260    68,831    12,507     24,034       3,164    248,796
Net interest income, after provision for loan losses    48,975    30,587    50,041     55,087      10,322    195,012
--------------------------------------------------------------------------------------------------------------------
Total revenue                                          189,235    99,418    62,548     79,121      13,486    443,808
Operating expenses                                     162,218    76,280    23,457     57,569      57,436    376,960
--------------------------------------------------------------------------------------------------------------------
Income/(loss) from operations before income taxes       27,017    23,138    39,091     21,552     (43,950)    66,848
Income taxes                                             2,784     2,506       291         40       1,150      6,771
--------------------------------------------------------------------------------------------------------------------
Net income/(loss)                                       24,233    20,632    38,800     21,512     (45,100)    60,077
--------------------------------------------------------------------------------------------------------------------
Average total division assets (in US$ millions)          3,261     2,028     3,274      1,866         398     10,827
--------------------------------------------------------------------------------------------------------------------

(In US$ thousands)                                                 Six Months Ended 31 December 2000
-----------------------------------------------------------------------------------------------------------------------
                                                            Global    Private
                                                             Fund     Client   Corporate   Community
                                                           Services  Services   Banking     Banking    Other     Total
-----------------------------------------------------------------------------------------------------------------------
Non-interest and other income/(loss)                        61,308    38,070      8,277     13,610    (3,408)   117,857
Net interest income, after provision for loan losses        28,840    16,794     25,596     27,775     3,171    102,176
-----------------------------------------------------------------------------------------------------------------------
Total revenue/(loss)                                        90,148    54,864     33,873     41,385      (237)   220,033
Operating expenses                                          74,036    38,976     11,031     29,721     8,312    162,076
-----------------------------------------------------------------------------------------------------------------------
Income/(loss) from operations before income taxes           16,112    15,888     22,842     11,664    (8,549)    57,957
Income taxes                                                 1,157     1,259         68         61       683      3,228
-----------------------------------------------------------------------------------------------------------------------
Income/(loss) from operations, after income taxes           14,955    14,629     22,774     11,603    (9,232)    54,729
Cumulative effect of a change in accounting principle            _         _          _          _     1,517      1,517
-----------------------------------------------------------------------------------------------------------------------
Net income/(loss)                                           14,955    14,629     22,774     11,603    (7,715)    56,246
-----------------------------------------------------------------------------------------------------------------------
Average total division assets (in US$ millions)              3,316     2,089      2,680      2,060       279     10,424
-----------------------------------------------------------------------------------------------------------------------

                                                           ANNUAL REPORT 2002 71

(In US$ thousands)                                                                Year Ended 30 June 2000
------------------------------------------------------------------------------------------------------------------------
                                                         Global      Private
                                                          Fund       Client    Corporate  Community
                                                        Services    Services    Banking    Banking     Other      Total
------------------------------------------------------------------------------------------------------------------------
Non-interest and other income                            113,728     72,819     13,972     25,873      11,327    237,719
------------------------------------------------------------------------------------------------------------------------
Net interest income, after provision for loan losses      52,301     28,255     38,992     57,805       3,940    181,293
------------------------------------------------------------------------------------------------------------------------
Total revenue                                            166,029    101,074     52,964     83,678      15,267    419,012
Operating expenses                                       133,445     74,995     24,961     59,635      11,784    304,820
------------------------------------------------------------------------------------------------------------------------
Income from operations before income taxes                32,584     26,079     28,003     24,043       3,483    114,192
Income taxes/(recovery)                                    3,872      2,533        200        (66)      1,599      8,138
------------------------------------------------------------------------------------------------------------------------
Net income                                                28,712     23,546     27,803     24,109       1,884    106,054
------------------------------------------------------------------------------------------------------------------------
Average total division assets (in US$ millions)            3,283      2,159      2,350      2,156         153     10,101
------------------------------------------------------------------------------------------------------------------------

         GEOGRAPHIC DISCLOSURES

         A significant portion of the Bank's assets and earnings is derived from the activities of subsidiaries based overseas. The following is a summary of the Bank's results by geographic region net of intercompany eliminations:

(In US$ thousands)                Year Ended 31 December 2002
------------------------------------------------------------------------------
                   Total         Total      Operating       Income        Net
                  Assets       Revenues      Expenses        Taxes      Income
------------------------------------------------------------------------------
North America    6,526,916      235,729      185,763           34       49,932
Europe           2,718,893       97,882       81,283        3,410       13,189
Asia-Pacific     1,844,159       87,386       70,060        2,789       14,537
------------------------------------------------------------------------------
Total Bank      11,089,968      420,997      337,106        6,233       77,658
------------------------------------------------------------------------------

(In US$ thousands)                      Year Ended 31 December 2001
------------------------------------------------------------------------------
                    Total       Total        Operating      Income       Net
                   Assets      Revenues      Expenses       Taxes       Income
------------------------------------------------------------------------------
North America    6,474,575      255,538      229,774           21       25,743
Europe           2,620,630      100,279       80,207        3,044       17,028
Asia-Pacific     1,712,814       87,991       66,979        3,706       17,306
------------------------------------------------------------------------------
Total Bank      10,808,019      443,808      376,960        6,771       60,077
------------------------------------------------------------------------------

(In US$ thousands)              Six Months Ended 31 December 2000
------------------------------------------------------------------------------
                   Total        Total        Operating      Income       Net
                  Assets       Revenues      Expenses       Taxes       Income
------------------------------------------------------------------------------
North America*   6,608,573      130,308       96,946           68       34,811
Europe           2,879,269       48,337       34,299        1,511       12,527
Asia-Pacific     1,885,917       41,388       30,831        1,649        8,908
------------------------------------------------------------------------------
Total Bank      11,373,759      220,033      162,076        3,228       56,246
------------------------------------------------------------------------------

*North America's net income includes the gain of $1.5 million recognised due to the change in accounting principle.

72 ANNUAL REPORT 2002

(In US$ thousands)                  Year Ended 30 June 2000
------------------------------------------------------------------------------
                   Total        Total        Operating      Income        Net
                  Assets       Revenues      Expenses       Taxes       Income
------------------------------------------------------------------------------
North America    6,216,159      246,386      181,191         (134)       65,329
Europe           2,614,796       91,641       71,716        3,918        16,007
Asia-Pacific     1,519,618       80,985       51,913        4,354        24,718
------------------------------------------------------------------------------
Total Bank      10,350,573      419,012      304,820        8,138       106,054
------------------------------------------------------------------------------

         Segment assets at 31 December 2002 include premises, equipment and computer software of $145.3 million (31 December 2001 - $139.1 million; 31 December 2000 - $137.3 million; 30 June 2000 - $133.9 million)
         broken down by geographic region as follows:

--------------------------------------------------------------------------
                       31 December  31 December  31 December       30 June
(In US$ thousands)        2002         2001          2000           2000
--------------------------------------------------------------------------
North America            127,746      123,522      122,409         119,606
Europe                    11,846       10,386       10,447          10,633
Asia-Pacific               5,733        5,196        4,425           3,689
--------------------------------------------------------------------------
Total                    145,325      139,104      137,281         133,928
--------------------------------------------------------------------------

11       RELATED PARTY TRANSACTIONS

         SALE OF INVESTMENT

         During the year ended 31 December 2002 the Bank entered into an agreement with a related party, whereby the Bank agreed to the repurchase of its shares in the company that were held as an investment by the Bank. One of the Bank's directors is a shareholder and director of the company. The company repurchased the Bank's holding for an aggregate consideration of $1.95 million. The amount of the gain arising from the transaction of $1.59 million has been recorded in the Consolidated Statement of Income as part of gains/(losses) on available for sale marketable securities.

         SHARE INTERESTS

         Effective December 2002 the Bank changed the structure of senior management. The Office of the Chief Executive, which previously consisted of the Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer, was expanded to include the heads of Global Fund Services, Private Client Services and Banking Services (the latter oversees Corporate Banking and Community Banking) and was renamed the Executive Office. These six individuals represent the Bank's executive officers. The previous "executive" group are now referred to as Senior Management. In this note the comparative information for common shares outstanding, subscriptions outstanding under the Bank's Employee Share Purchase Plans, restricted common shares under the Executive Share Plan, Performance Accelerated Restricted Shares issued to date, options outstanding and connected lending have been restated to reflect this change.

         At 31 December 2002, the directors and executive officers of the Bank had combined interests in 1,369,131 (31 December 2001 - 1,433,316) of the Bank's common shares.

         Executive officers of the Bank currently have subscriptions outstanding for 3,688 common shares under the Bank's Employee Share Purchase Plans and 21,170 restricted common shares under the Executive Share Plan at 31 December 2002 (31 December 2001 - 3,430 common shares and 26,723 restricted common shares). In addition, 66,850 Performance Accelerated Restricted Shares have been issued under the Executive Share Plan to date (31 December 2001 - 64,601). A total of 1,202,902 options granted to current and retired executive officers at the market price of the Bank's shares on the grant date were outstanding at 31 December 2002 (31 December 2001 - 1,111,753).

         A total of 101,082 options granted to current and former non-executive directors of the Bank at the market price of the Bank's shares on the grant date were outstanding at 31 December 2002 (31 December 2001 - 78,888).

                                                           ANNUAL REPORT 2002 73

         DIRECTORS' COMPENSATION

         Directors who are not also employees of the Bank, other than the chairman and deputy chairman of the board, receive compensation at the rate of $5,000 per annum for their service as board members and $500 per board meeting and committee meeting attended. Committee chairmen receive an additional $15,000 per annum. The chairman and deputy chairman of the board receive an all-inclusive fee of $65,000 and $45,000 per annum respectively. In addition, 2,000 options to purchase common shares of the Bank are issued to eligible directors each year at an exercise price equal to market price on the date of the grants. Henry B. Smith, who is an employee of the Bank, does not receive additional compensation for his service as a director.

         CONNECTED LENDING

         In the ordinary course of business, as a significant lender in the Bermuda market, the Bank makes loans to directors and their associates at substantially the same terms, including interest rates and collateral requirements, as those prevailing at the time of origination for comparable transactions with other borrowers. The Bank provides, as a benefit to non-executive employees, loan facilities at preferred lending rates. Prior to 30 July 2002, the Bank provided loan facilities to executive officers of the Bank at preferred lending rates. There is no preferred lending to associates of executive officers. The term associates means immediate family members and entities in which the directors, executive officers or their families have a beneficial ownership of 10% or more.

         The total amounts due from directors, executive officers, and their associates were $14.3 million at 31 December 2002 (31 December 2001 - $13.4 million). During the year ended 31 December 2002, new loans totalling $7.3 million (year ended 31 December 2001 - $1.8 million) were granted and reductions were made to outstanding loan balances totalling $6.4 million (year ended 31 December 2001 - $1.1 million).

         SALE OF SUBSIDIARY

         On 18 June 2001, the Bank sold its remaining 50% ownership of First Ecommerce Data Services Limited (FEDS) to a former related party, First Ecom.com (First Ecom), for $4.2 million which resulted in a net gain to the Bank of $2 million. On 6 October 2000, the Bank sold the first 50% of its interest in FEDS to First Ecom for $3 million, which resulted in a net gain to the Bank of $2.8 million.

         First Ecom was a joint venture partner in the FEDS initiative to provide multi-currency credit card processing solutions to online merchants and the Bank owned 10.4% of First Ecom at 31 December 2000. On 2 November 2001, the Bank completed the sale of its investment in First Ecom for $150,000 resulting in a cumulative net loss of $14.15 million, of which $10 million was recognised in the six months ended 31 December 2000 and $4.15 million in the year ended 31 December 2001.

12       SHARE PLANS

         EMPLOYEE SHARE PURCHASE PLAN

         In August 1998, the Bank introduced the Third Employee Share Purchase Plan and this replaced all previous plans. Under this new plan, all employees may subscribe to purchase shares at a discounted value not exceeding 10% of their annual gross salary, or $25,000, whichever is less. The purchase price of the shares is 75% of the market price on the plan's subscription date. Employees pay the cost of the shares over a one year period, at which point they are fully vested. At the conclusion of the plan year, shares purchased are issued from authorised, unissued share capital or supplied by purchases in the open market.

         Due to the size of the purchase discount compared to the market price of the shares at the subscription date, the Bank treats its Third Employee Share Purchase Plan as a compensatory plan under the guidance provided by APB Opinion Number 25 -Accounting for Stock Issued to Employees (APB Number 25) and FASB Interpretation Number 44 - Accounting for Certain Transactions involving Stock Compensation, an Interpretation of APB Number 25 (FIN Number 44). A compensation expense is measured at the subscription date equal to the amount of discount on the purchase of the shares and this is recognised as an expense over the vesting period.

74  ANNUAL REPORT 2002

         During the year ended 31 December 2002, employees subscribed to 182,539 shares (year ended 31 December 2001 - 166,183; six months ended 31 December 2000 - 214,322; year ended 30 June 2000 - 222,244) under the plan. The Bank has recorded compensation expense for its Third Employee Share Purchase Plan of $1,471,000 in the year ended 31 December 2002 (year ended 31 December 2001 - $1,659,000; six months ended 31 December 2000 - $899,000; year ended 30 June 2000 -$1,329,000).

         EXECUTIVE SHARE PLAN

         In July 1998 the Bank introduced an Executive Share Plan. The plan has two main components:

         - Executive Share Purchase Plan

         - Performance Accelerated Restricted Share (PARS)

         Under the Executive Share Purchase Plan, 20% of each annual cash bonus must be used to subscribe for common shares in the Bank at a discount of 25% of their market value. These shares are held in trust and are restricted from sale or use by the executive officer for three years. Due to the size of the purchase discount compared to the market price of the shares at the subscription date, the Bank treats this plan as compensatory under the guidance provided by APB Number 25 and FIN Number 44. A compensation expense is measured at the subscription date equal to the amount of discount on the purchase of the shares and this is recognised as an expense over the vesting period of three years.

         During the year ended 31 December 2002, executive officers and key employees subscribed to 10,337 shares (year ended 31 December 2001 - 10,193; six months ended 31 December 2000 - 26,078; year ended 30 June 2000 - 21,809) under this plan. The Bank has recorded compensation expense for the Executive Share Purchase Plan of $155,000 (year ended 31 December 2001 - $163,000; six months ended 31 December 2000 - $65,000; year ended 30 June 2000 - $80,000).

         Under the PARS element, the compensation committee determines which of the executive officers and key employees may participate. These participants are entitled to receive an award of common shares that will be held by trustees and restricted from sale or use for a period of between three and seven years. The vesting period cannot be less than three years and will depend upon the performance criteria as established by the compensation committee of the board. The common shares awarded under the PARS element are issuable out of authorised unissued share capital or by purchases in the open market.

         During the year ended 31 December 2002, the Bank granted 20,720 shares (year ended 31 December 2001 - 8,209; six months ended 31 December 2000
         - 16,092; year ended 30 June 2000 - 23,093) under this plan. The Bank recognises compensation expense for the PARS based upon the market value of the shares awarded. This compensation cost is being recognised over the vesting period of seven years. The Bank has recorded compensation expense for the PARS of $407,000 for the year ended 31 December 2002 (year ended 31 December 2001 - $294,000; six months ended 31 December 2000 - $123,000; year ended 30 June 2000 - $167,000).

         EXECUTIVE SHARE OPTION PLAN

         In June 1997, the Bank adopted an Executive Share Option Plan. Executive officers of the Bank, certain key employees and others that may be approved by the compensation committee, are eligible to be granted options under the plan. A total of 2,280,569 common shares have been registered for issuance under the plan. At 31 December 2002, a total of 753,153 options (31 December 2001 - 753,153) granted to certain executive officers and 1,330,343 options (31 December 2001 - 1,620,736) to key employees of the Bank were outstanding.

         The exercise price is equal to the fair market value of the Bank's shares at the date of grant. The options become exercisable on a cumulative basis of 25% on each of the first, second, third and fourth anniversaries of the date of grant. No options may be exercised after a period of ten years from the date of grant.

                                                           ANNUAL REPORT 2002 75

         SHARE OPTION PLAN 2000

         In September 2000, the Bank adopted the Share Option Plan 2000. The 2000 plan expands eligibility to include all Bank employees. The Bank uses option grants to retain key and high-performing employees who are not executives in addition to supporting the Bank's current executive compensation structure and to support a performance based compensation by providing options for outstanding performance. A total of 2,999,786 common shares have been registered for issuance under the plan. At 31 December 2002, a total of 449,749 options (31 December 2001 - 358,600) granted to certain executive officers and 1,385,141 options (31 December 2001 - 756,941) to key employees of the Bank were outstanding under the Share Option Plan 2000. Key provisions of this plan are the same as the Executive Share Option Plan adopted in 1997.

         DIRECTOR SHARE OPTION PLAN

         In September 1999, the Bank adopted the Director Share Option Plan. Under the plan, non-executive directors are eligible to receive 2,000 options to purchase Bank shares each year. The options are granted at an exercise price equal to the market price of the shares as at the date of the grant. A total of 195,676 common shares have been registered for issuance under the plan. The options vest over four years at 25% per year and must be exercised within ten years from the date of the grant.

         At 31 December 2002, 101,082 options (31 December 2001 - 78,888)
         granted to non-executive directors were outstanding.

         The following tables present the options granted under the Executive Share Option Plan, the Share Option Plan 2000, and the Director Share Option Plan:

                                                Year Ended               Year Ended
(In US$)                                     31 December 2002         31 December 2001
------------------------------------------------------------------------------------------
                                                        Weighted                 Weighted
                                                         Average                 Average
                                           Number       Exercise     Number      Exercise
                                         of Shares       Price     of Shares      Price
------------------------------------------------------------------------------------------
Outstanding - beginning of period        3,568,318       28.82     2,698,512       21.21
    Granted                                881,236       43.41     1,278,340       42.41
    Cancelled                             (201,448)      36.70      (120,540)      32.27
    Exercised                             (228,638)      19.76      (287,994)      16.43
------------------------------------------------------------------------------------------
Outstanding - end of period              4,019,468       32.00     3,568,318       28.82
------------------------------------------------------------------------------------------
Exercisable - end of period              1,939,758       23.95     1,548,171       19.71
------------------------------------------------------------------------------------------

                                            Six Months Ended             Year Ended
(In US$)                                    31 December 2000            30 June 2000
------------------------------------------------------------------------------------------
                                                        Weighted                  Weighted
                                                        Average                   Average
                                          Number        Exercise     Number       Exercise
                                         of Shares       Price     of Shares       Price
------------------------------------------------------------------------------------------
Outstanding - beginning of period        2,380,652       19.72     1,710,595       18.62
    Granted                                361,585       31.05       774,212       22.27
    Cancelled                              (22,186)      22.85       (90,326)      20.97
    Exercised                              (21,539)      20.87       (13,829)      17.49
------------------------------------------------------------------------------------------
Outstanding - end of period              2,698,512       21.21     2,380,652       19.72
------------------------------------------------------------------------------------------
Exercisable - end of period              1,162,975       17.89     1,020,580       17.05
------------------------------------------------------------------------------------------

76 ANNUAL REPORT 2002

         The following table presents the characteristics of the options granted under the Executive Share Option Plan, the Share Option Plan 2000, and the Director Share Option Plan at 31 December 2002:

(In US$)                   Outstanding                    Exercisable
--------------------------------------------------------------------------
                              Weighted   Weighted                 Weighted
    Exercise                  Average     Average                 Average
     Price        Number        Life     Exercise      Number     Exercise
     Range      of Shares    Remaining    Price      of Shares     Price
--------------------------------------------------------------------------
10.00 - 15.00     637,342       3.8       14.46       637,342      14.46
20.00 - 25.00     801,373       6.3       22.00       566,384      21.80
25.00 - 30.00     494,791       6.2       28.23       382,040      27.81
30.00 - 35.00     141,350       7.8       32.51        59,400      32.73
35.00 - 40.00     554,959       8.5       37.60       136,502      37.66
40.00 - 45.00     786,376       9.1       44.40         5,452      43.16
45.00 - 50.00     603,277       8.1       45.44       152,638      45.44
--------------------------------------------------------------------------
                4,019,468       7.1       32.00     1,939,758      23.95
--------------------------------------------------------------------------

         The number of shares that each option entitles the holder to subscribe for increased by 10% following a stock dividend to shareholders of record on 31 August 1999, by 14.29% following a 1-for-7 stock dividend to shareholders of record on 18 August 2000, and by 10% following a stock dividend to shareholders of record on 31 December 2001 (see Note
         5), while the exercise price per share reduced so that the total cost of exercising each option was unchanged. The amounts shown in the above tables have been adjusted to reflect the impact of all stock dividends.

         The Bank applies APB Number 25 and FIN Number 44 in accounting for the option plans. No compensation expense was recognised for grants during the year as the market price of the Bank's stock was equal to the option exercise price on the date of grant. During the year ended 31 December 2001, the Bank recorded compensation expense of $1.4 million relating to the modification of certain grants under the Executive Share Option Plan.

13       INCOME TAXES

         The Bank's income tax expense for all periods presented relates to income from continuing operations and is attributable to income tax expense of certain non-Bermuda subsidiaries. Under current Bermuda law the Bank is not required to pay any taxes in Bermuda on either income or capital gains. The Bank has received an undertaking from the Minister of Finance in Bermuda that in the event of such taxes being imposed, the Bank will be exempted from taxation until the year 2016.

         Income tax expense/(recovery) attributable to continuing operations consists of:

                        Year          Year      Six Months      Year
                       Ended         Ended        Ended        Ended
                    31 December   31 December  31 December    30 June
(In US$ thousands)      2002          2001         2000        2000
---------------------------------------------------------------------
Current                6,402         6,606        2,961        8,314
Deferred                (169)          165          267         (176)
---------------------------------------------------------------------
Total                  6,233         6,771        3,228        8,138
---------------------------------------------------------------------

         Current year income tax expense attributable to continuing operations differed from the amounts computed at the Bermuda tax rate of nil. This difference is attributable to the various income tax rates imposed in certain jurisdictions in which the Bank or its subsidiaries may operate and certain permanent differences in calculating taxable income, such as non-deductible business development costs, donations, capital expenditures, special deductions and non-taxable interest income.

                                                           ANNUAL REPORT 2002 77

         The following is an analysis of deferred tax assets and deferred tax liabilities at:

                                      31 December     31 December
(In US$ thousands)                       2002            2001
-----------------------------------------------------------------
Deferred tax assets:
    Tax loss carried forward             2,741           1,825
    Other                                  210              45
-----------------------------------------------------------------
Gross deferred tax asset                 2,951           1,870
    Less: Valuation allowance           (2,112)         (1,254)
-----------------------------------------------------------------
Total deferred tax asset                   839             616
-----------------------------------------------------------------
Deferred tax liabilities:
    Depreciation                          (277)           (140)
    Capitalised development costs         (266)           (311)
    Other                                 (111)           (148)
-----------------------------------------------------------------
Total deferred tax liability              (654)           (599)
-----------------------------------------------------------------
Net deferred tax asset                     185              17
-----------------------------------------------------------------

         The deferred tax asset arose due to losses carried forward, which begin to expire in 2019.

         The Bank has not established any deferred taxes with respect to its investments in the stock of subsidiaries because 1) the recognition of a gain or loss on the disposition of the stock would not occur within a taxable jurisdiction and/or 2) it is not apparent that any such difference would reverse in the foreseeable future. A deferred tax liability will be recognised if/when the Bank expects that any such differences would reverse in a taxable manner. As of 31 December 2002, the determination of the effect of such differences is not practicable.

14       EARNINGS PER SHARE

         The following table presents the computation of basic and diluted earnings per share:

                                                                          Year        Year       Six Months      Year
                                                                         Ended        Ended        Ended         Ended
                                                                      31 December  31 December  31 December     30 June
(In US$ thousands, except per share data)                                2002         2001          2000          2000
-----------------------------------------------------------------------------------------------------------------------
Net income available to common shareholders                              77,658      60,077        56,246       106,054
-----------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding                     29,601      29,977        30,060        29,355
Basic earnings per share:
    Income from operations, after income taxes                             2.62        2.00          1.82          3.61
    Cumulative effect of a change in accounting principle                     -           -          0.05             -
-----------------------------------------------------------------------------------------------------------------------
Net income                                                                 2.62        2.00         1.87           3.61
-----------------------------------------------------------------------------------------------------------------------
Net income available to common shareholders                              77,658      60,077        56,246       106,054
-----------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding                     29,601      29,977        30,060        29,355
Plus: incremental shares from assumed
    Exercise of stock options                                             1,090       1,409         1,081           486
    Exercise of warrants                                                      -           -             -           188
-----------------------------------------------------------------------------------------------------------------------
Adjusted weighted average number of common shares outstanding            30,691      31,386        31,141        30,029
-----------------------------------------------------------------------------------------------------------------------
Diluted earnings per share:
    Income from operations, after income taxes                             2.53        1.91          1.76          3.53
    Cumulative effect of a change in accounting principle                     -           -          0.05             -
-----------------------------------------------------------------------------------------------------------------------
Net income                                                                 2.53        1.91          1.81          3.53
-----------------------------------------------------------------------------------------------------------------------

         As at 31 December 2002, the Bank had 4,019,468 options outstanding (31 December 2001 - 3,568,318; 31 December 2000 - 2,698,512; 30 June 2000 -
         2,380,651). As at 31 December 2002, the Bank had no warrants outstanding (31 December 2001 - nil; 31 December 2000 - nil; 30 June 2000 - nil).

         The earnings per share amounts presented have been calculated giving effect to the stock dividends discussed in Note 5.

78 ANNUAL REPORT 2002

15       CONCENTRATIONS OF CREDIT RISK

         Concentrations of credit risk exist if a number of clients or counterparties are engaged in similar activities, are located in the same geographic region or have similar economic characteristics such that their ability to meet contractual obligations would be similarly affected by changes in economic or political conditions.

         Details of the Bank's loan portfolio are discussed in Note 3. The majority of personal, mortgage and commercial lending is made in Bermuda to Bermudian businesses and residents of the island. The Bermuda economy is largely dependent upon tourism and international business services and the health of these sectors depends to a large extent upon the strength of the US and European economies.

         There are no material concentrations of risk in the international lending portfolio in terms of geographic region or underlying business activity. The Bank is also engaged in short-term lending to mutual fund and trust clients for the purposes of liquidity and for investment. This lending is normally collateralised by assets held in the custody of the Bank. There is no material concentration of credit risk for this activity in terms of geographic region or underlying business activity.

         The Bank's total interbank deposits averaged 32% (31 December 2001 - 38%) of total assets during the period. As a result of this high level of liquidity, the Bank frequently has a number of individual deposits that represent 10% or more of shareholders' equity. The Bank manages this exposure by placing its deposits with well-rated financial institutions and by diversifying its deposits on a geographic basis.

         The Bank's marketable securities portfolio is discussed in more detail in Note 2. Total marketable securities at 31 December 2002 were $4.4 billion (31 December 2001 - $5.5 billion). The Bank's trading portfolio balance at 31 December 2002 was $0.5 billion (31 December 2001 - $1.3 billion).

         The Bank's trading portfolio is managed by a third party investment management firm, in accordance with strict portfolio quality and duration guidelines and has an average credit quality of triple-A. The maximum duration for the portfolio is 0.5 years. The portfolio must also adhere to sector limits.

         The Bank's portfolio of available for sale marketable securities totalled $3.9 billion at 31 December 2002 (31 December 2001 - $4.1 billion). The Bank's available for sale portfolio is managed in-house by the Bank's Capital Markets Products division and consists primarily of debt instruments issued by governments and government agencies of OECD countries and debt instruments issued by financial institutions organised in these countries. The entire available for sale portfolio must have a minimum average credit quality of A and no single issue is to be rated below BBB at the time of purchase.

         The majority of investments in floating rate notes and debt securities are in OECD government and government agency issues and corporate debt. Investments in corporate debt and equity instruments are well diversified with no investment in a single issuer exceeding 12.4% of shareholders' equity at 31 December 2002 (31 December 2001 - 19%).

16       AFFILIATES

         INVESTMENT IN AFFILIATE

         The Bank currently holds an investment in Measurisk, a start up company offering risk management analytical information to financial companies. During the year ended 31 December 2001 the Bank invested $4.2 million in the company, bringing the total investment to $11.5 million. The Bank's share of the company's losses was $nil for the year ended 31 December 2002 and $4.2 million for the year ended 31 December 2001. In 2001 the Bank also expensed $1.3 million relating to the amortisation of goodwill acquired upon the investment in the company. At 31 December 2001, the Bank determined the investment was other than temporarily impaired and a write down against the remaining carrying value of the investment of $6 million was made. The Bank is currently carrying this investment at a value of $nil.

                                                           ANNUAL REPORT 2002 79

SUPPLEMENTAL FINANCIAL DATA

         QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

         The following table presents the unaudited quarterly statement of operations data for the 8 quarters ended 31 December 2002. The results for any quarter are not necessarily indicative of results that may be expected for any future period.

(In US$ thousands,              31-Dec      30-Sep      30-Jun      31-Mar      31-Dec      30-Sep      30-Jun      31-Mar
except per share data)           2002        2002        2002        2002        2001        2001        2001        2001
--------------------------------------------------------------------------------------------------------------------------
Non-interest income             67,145      66,560      66,825      63,726      67,547      62,876      63,067      63,487
--------------------------------------------------------------------------------------------------------------------------
Interest income                 70,751      77,447      76,610      75,963      88,412     112,613     130,425     155,762
Interest expense                27,080      32,206      32,669      33,042      42,032      64,812      80,038     102,656
--------------------------------------------------------------------------------------------------------------------------
Net interest income             43,671      45,241      43,941      42,921      46,380      47,801      50,387      53,106
(Recovery)/provision for
   loan losses                      51      (1,429)       (287)       (306)        764       1,898         339        (339)
--------------------------------------------------------------------------------------------------------------------------
Net interest income, after
   loan losses                  43,620      46,670      44,228      43,227      45,616      45,903      50,048      53,445
Investment and other
   income/(loss)                (1,492)    (12,997)     (4,998)     (1,517)    (15,795)       (738)      6,607       1,745
--------------------------------------------------------------------------------------------------------------------------
Total revenue                  109,273     100,233     106,055     105,436      97,368     108,041     119,722     118,677
Operating expenses              92,511      84,043      83,910      76,642      94,952      82,183     114,850      84,975
--------------------------------------------------------------------------------------------------------------------------
Income, before income taxes     16,762      16,190      22,145      28,794       2,416      25,858       4,872      33,702
Income taxes                      (168)     (2,130)     (1,760)     (2,175)     (1,041)     (1,970)     (1,751)     (2,009)
--------------------------------------------------------------------------------------------------------------------------
Net income                      16,594      14,060      20,385      26,619       1,375      23,888       3,121      31,693
--------------------------------------------------------------------------------------------------------------------------
Earnings per share
   Basic                          0.57        0.48        0.68        0.89        0.04        0.80        0.10        1.06
   Diluted                        0.56        0.46        0.65        0.85        0.04        0.76        0.10        1.01
--------------------------------------------------------------------------------------------------------------------------

80 ANNUAL REPORT 2002

                                                     SUPPLEMENTAL FINANCIAL DATA

         SECURITIES ACT GUIDE 3 (UNAUDITED)

         DISTRIBUTION OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY; INTEREST RATES AND INTEREST DIFFERENTIAL

         The following table presents average consolidated balance sheets and net interest income for the periods shown:

                                                             Year Ended 31 December
------------------------------------------------------------------------------------------------------------------------
(In US$ millions)                       2002                         2001                             2000
------------------------------------------------------------------------------------------------------------------------
                                     Interest    Average            Interest    Average              Interest   Average
                           Average    Income/       %     Average   Income/        %       Average   Income/       %
                           Balance    Expense     Rate    Balance   Expense      Rate      Balance   Expense      Rate
------------------------------------------------------------------------------------------------------------------------
ASSETS
Deposits with banks(1)      3,180         73      2.30     4,090      159        3.89       4,239      232        5.48
Marketable securities
 - AFS (interest earning)   3,411         88      2.57     4,105      191        4.66       3,425      235        6.86
 - Trading                  1,257         50      4.00       623       33        5.24         548       34        6.10
Loans(2) - Bermuda          1,297         76      5.84     1,162       83        7.19       1,204       99        8.22
         - International      380         14      3.71       321       21        6.43         445       32        7.30
------------------------------------------------------------------------------------------------------------------------
Total interest
    earning assets(3)       9,525        301      3.16    10,301      487        4.73       9,861      632        6.41
Cash                           47                             37                               37
Marketable securities
 - AFS (non-interest
   earning)                    98                            123                              193
Other assets                  310                            366                              344
------------------------------------------------------------------------------------------------------------------------
Total assets                9,980                         10,827                           10,435
------------------------------------------------------------------------------------------------------------------------
LIABILITIES
Customer deposits
Bermuda - Demand            2,375         18      0.75     2,273       39        1.73       1,981       64        3.21
        - Term              2,228         47      2.08     2,706       97        3.58       2,976      163        5.47
International - Demand      2,330         21      0.92     2,221       54        2.42       2,193       83        3.79
              - Term        1,895         39      2.08     2,485       99        4.01       2,141      117        5.49
------------------------------------------------------------------------------------------------------------------------
Total interest bearing
   deposits                 8,828        125      1.41     9,685      289        2.99       9,291      427        4.60
Security lending
   agreements                  15          -      2.22         1        -           -           2        -        8.33
------------------------------------------------------------------------------------------------------------------------
Total interest bearing
   liabilities(3)           8,843        125      1.41     9,686      289        2.99       9,293      427        4.60
------------------------------------------------------------------------------------------------------------------------
Non-interest bearing
   deposits                   248                            221                              229
Other liabilities             236                            274                              304
Shareholders' equity          653                            646                              609
------------------------------------------------------------------------------------------------------------------------
Total liabilities and
   shareholders' equity     9,980                         10,827                           10,435
------------------------------------------------------------------------------------------------------------------------
Interest income/
   earning assets                        301      3.16                487        4.73                  632        6.41
Interest expense/
   earning assets                        125      1.31                289        2.81                  427        4.33
------------------------------------------------------------------------------------------------------------------------
NET INTEREST MARGIN                      176      1.85                198        1.92                  205        2.08
------------------------------------------------------------------------------------------------------------------------

(1) All interest earning deposits with banks and marketable securities are considered to be international.

(2) The average volume of loans include the amount of non-accrual loans. Income amounts exclude any related revenue.

(3) The rates earned on interest earning assets and paid on interest bearing liabilities depend on the interest rates in the countries in which we invest and also on the corresponding foreign exchange rates in those countries compared to the US dollar.

                                                           ANNUAL REPORT 2002 81

         ANALYSIS OF CHANGE IN NET INTEREST INCOME

         The following table presents an analysis of changes in the levels of interest income and interest expense attributable to changes in volumes or rates:

                                                    Year Ended 31 December 2002        Year Ended 31 December 2001
(In US$ thousands)                                 Compared with 31 December 2001     Compared with 31 December 2000
----------------------------------------------------------------------------------------------------------------------
                                                   Change      Change       Net       Change      Change       Net
                                                     in         in       Increase/     in          in       Increase/
                                                   Volume      Rate     (Decrease)    Volume       Rate     (Decrease)
----------------------------------------------------------------------------------------------------------------------
Interest income related to:
Deposits with banks                               (20,952)    (64,907)    (85,859)    (5,795)    (67,432)    (73,227)
Marketable securities - AFS (interest earning)    (17,792)    (86,007)   (103,799)    31,699     (75,236)    (43,537)
                      - Trading                    25,376      (7,757)     17,619      3,907      (4,704)       (797)
Loans                 - Bermuda                     7,876     (15,767)     (7,891)    (3,002)    (12,443)    (15,445)
                      - International               2,197      (8,704)     (6,507)    (7,955)     (3,859)    (11,814)
----------------------------------------------------------------------------------------------------------------------
Total interest earning assets                      (3,295)   (183,142)   (186,437)    18,854    (163,674)   (144,820)
----------------------------------------------------------------------------------------------------------------------
Interest expense related to:
Customer deposits
Bermuda               - Demand                        758     (22,433)    (21,675)     5,043     (29,256)    (24,213)
                      - Term                       (9,956)    (40,402)    (50,358)    (9,647)    (56,312)    (65,959)
International         - Demand                        994     (33,450)    (32,456)       678     (30,055)    (29,377)
                      - Term                      (12,209)    (48,191)    (60,400)    13,807     (31,748)    (17,941)
----------------------------------------------------------------------------------------------------------------------
Total interest bearing customer deposits          (20,413)   (144,476)   (164,889)     9,881    (147,371)   (137,490)
Securities lending agreements                         352           -         352          -           -           -
----------------------------------------------------------------------------------------------------------------------
Total interest bearing funds                      (20,061)   (144,476)   (164,537)     9,881    (147,371)   (137,490)
----------------------------------------------------------------------------------------------------------------------
Change in net interest income                      16,766     (38,666)    (21,900)     8,973     (16,303)     (7,330)
----------------------------------------------------------------------------------------------------------------------

         Changes not solely due to volume or rate are allocated to volume.

                                                           82 ANNUAL REPORT 2002

         INVESTMENT PORTFOLIO

         The following table presents, by maturity distribution, the fair value and weighted average yield of our marketable securities:

(In US$ thousands)                                  As at 31 December 2002
-----------------------------------------------------------------------------
                                                                  Weighted
                                                  Fair Value    Average Yield
-----------------------------------------------------------------------------
US GOVERNMENT AND AGENCIES
Within 1 year                                       14,305          1.00%
Due after 1 year but within 5 years                 95,858          2.76%
Due after 5 years but within 10 years              184,565          2.23%
Due after 10 years                                 685,169          2.09%
-----------------------------------------------------------------------------
Total US Government and Agencies                   979,897          2.16%
-----------------------------------------------------------------------------

OTHER GOVERNMENT, PROVINCES AND MUNICIPALITIES
Within 1 year                                       50,235          2.10%
Due after 1 year but within 5 years                 28,770          1.71%
Due after 5 years but within 10 years               66,518          1.85%
Due after 10 years                                       -             -
-----------------------------------------------------------------------------
Total Other Government                             145,523          1.91%
-----------------------------------------------------------------------------

CORPORATE DEBT - US
Within 1 year                                       85,456          2.92%
Due after 1 year but within 5 years                667,482          2.13%
Due after 5 years but within 10 years                1,315          5.00%
Due after 10 years                                 138,087          3.60%
-----------------------------------------------------------------------------
Total US Corporate Debt                            892,340          2.44%
-----------------------------------------------------------------------------

CORPORATE DEBT - OTHER OECD
Within 1 year                                      195,847          1.74%
Due after 1 year but within 5 years              2,024,587          2.40%
Due after 5 years but within 10 years               14,629          2.37%
Due after 10 years                                  42,965          1.81%
-----------------------------------------------------------------------------
Total Other OECD Corporate Debt                  2,278,028          2.33%
-----------------------------------------------------------------------------

MUTUAL FUNDS/EQUITY INVESTMENTS                     74,110             -
-----------------------------------------------------------------------------
Total                                            4,369,898          2.26%
-----------------------------------------------------------------------------

         Mortgage backed securities with more than one maturity date have been allocated in the above table by using a weighted average.

                                                           ANNUAL REPORT 2002 83

         The following table presents the financial institutions where we hold investments in debt securities that individually represented an investment of greater than 10% of our shareholders' equity at 31 December 2002:

                                               Moody's     Aggregate
                                             Senior Debt     Market
(In US$ thousands)                             Rating        Value
--------------------------------------------------------------------
HBOS Plc                                        AA           82,057
Canadian Imperial Bank of Commerce             Aa3           79,823
Eurohypo                                        A1           75,604
SNS Bank Nederland                              A2           74,820
Caisse Centrale Credit d'Immobilier             A1           72,547
Alliance and Leicester Plc                      A1           72,155
Key Bank NA                                     A1           72,105
Islandsbanki FBA HF                             A2           70,101
--------------------------------------------------------------------
Total                                                       599,212
--------------------------------------------------------------------

         LOAN PORTFOLIO

         The following table presents our loan portfolio by category:

(In US$ thousands)                                            As of 31 December                          As of 30 June
----------------------------------------------------------------------------------------------------------------------------------
                                                       2002         2001         2000           2000         1999           1998
----------------------------------------------------------------------------------------------------------------------------------
Commercial loans - Bermuda                           217,421       174,421       204,369       285,062       237,160       283,177
Personal loans - Bermuda                             199,674       161,641       160,738       153,113       169,491       231,116
Mortgages(1)                                         853,928       780,133       759,554       689,333       611,690        34,662
Commercial & personal - International                161,294       145,467       234,612       223,297       193,714       124,319
Secured short-term investment loans(2)               360,426       243,526       180,763       254,348       255,281       303,721
----------------------------------------------------------------------------------------------------------------------------------
Total loans, before allowance for loan losses      1,792,743     1,505,188     1,540,036     1,605,153     1,467,336       976,995
General and specific allowances for loan losses      (24,394)      (27,611)      (26,017)      (24,243)      (30,025)      (26,697)
----------------------------------------------------------------------------------------------------------------------------------
Net loans                                          1,768,349     1,477,577     1,514,019     1,580,910     1,437,311       950,298
----------------------------------------------------------------------------------------------------------------------------------

(1) Predominantly Bermuda

(2) Predominantly International

         The following table presents the amount of each loan category by maturity date:

(In US$ thousands)                                     As of 31 December 2002
----------------------------------------------------------------------------------------
                                                     Due After
                                                      1 Year
                                           Due in     Through     Due After
                                           1 Year     5 Years      5 Years        Total
----------------------------------------------------------------------------------------
Commercial loans - Bermuda                153,574      56,666       7,181        217,421
Personal loans - Bermuda                  139,025      45,885      14,764        199,674
Mortgages(1)                               95,655     162,772     595,501        853,928
Commercial & personal - International      68,953      84,767       7,574        161,294
Secured short-term investment loans       360,426           -           -        360,426
----------------------------------------------------------------------------------------
Total                                     817,633     350,090     625,020      1,792,743
----------------------------------------------------------------------------------------

(1) Mortgages are callable on 90 days notice

84 ANNUAL REPORT 2002

         The following table presents information concerning our fixed versus floating interest rate loans:

(In US$ thousands)                             As of 31 December 2002
------------------------------------------------------------------------------
                                      Due After
                                      1 Year
                                      Through        Due After
                                      5 Years        5 Years            Total
------------------------------------------------------------------------------
Loans with fixed interest rates      106,966           9,823           116,789
Loans with floating interest rates   243,124         615,197           858,321
------------------------------------------------------------------------------
Total                                350,090         625,020           975,110
------------------------------------------------------------------------------

         The following table presents information relating to our impaired loans:

(In US$ thousands)                            As of 31 December                  As of 30 June
-----------------------------------------------------------------------------------------------------
                                         2002       2001       2000       2000       1999       1998
-----------------------------------------------------------------------------------------------------
Commercial loans - Bermuda               3,723      6,356      5,286      1,334      7,181     11,066
Personal loans - Bermuda                 3,516      4,361      4,217      4,946     12,670     15,350
Mortgages                               12,928     15,002     13,071     15,977     11,572      3,320
Commercial & personal - International        -          -        860      1,491      2,485      1,280
-----------------------------------------------------------------------------------------------------
Total                                   20,167     25,719     23,434     23,748     33,908     31,016
-----------------------------------------------------------------------------------------------------

                                                           ANNUAL REPORT 2002 85

         FOREIGN OUTSTANDINGS

         The following table presents the balance of our foreign outstandings. Foreign outstandings include assets with borrowers or customers in a foreign country: loans, interest earning deposits with banks and interest earning marketable securities. Local currency outstandings, whether or not hedged or funded by local currency borrowings, are included in the country exposure outstandings. Local currency outstandings are claims on local residents recorded by the overseas offices of the Bank. Foreign outstandings are reported based on the location of ultimate risk. There were no individual countries with aggregate foreign outstandings between 0.75% and 1% of total assets at 31 December 2002, 2001, 2000 and 30 June 2000.

(In US$ thousands)                                      As at 31 December                                           As at 30 June
-----------------------------------------------------------------------------------------------------------------------------------
                                                  % of                    % of                         % of                   % of
                                                  Total                   Total                        Total                  Total
                                      2002       Assets      2001        Assets         2000          Assets       2000      Assets
-----------------------------------------------------------------------------------------------------------------------------------
North America
   United States   - Banks        1,053,155                1,132,844                   560,626                    672,633
                   - Government     748,352                1,486,845                 1,045,415                    962,859
                   - Other          690,928                  622,324                   975,964                    940,668
-----------------------------------------------------------------------------------------------------------------------------------
                                  2,492,435        22.5    3,242,013       30.0      2,582,005          22.7    2,576,160      24.9
   Canada          - Banks          417,117                  524,230                   375,919                    445,377
                   - Government           -                    2,150                    44,504                     50,431
                   - Other              346                        -                       835                     10,860
-----------------------------------------------------------------------------------------------------------------------------------
                                    417,463         3.8      526,380        4.9        421,258           3.7      506,668       4.9
   Cayman          - Other          145,229         1.3       36,809        0.3         46,698           0.4       47,608       0.5
-----------------------------------------------------------------------------------------------------------------------------------
   Other                             29,325         0.2            -          -          2,673             -        2,838         -
-----------------------------------------------------------------------------------------------------------------------------------
Total North America               3,084,452        27.8    3,805,202       35.2      3,052,634          26.8    3,133,274      30.3
-----------------------------------------------------------------------------------------------------------------------------------
Western Europe
   Germany         - Banks        1,324,504                  799,192                 1,238,609                  1,105,516
                   - Other                -                        -                     7,304                          -
-----------------------------------------------------------------------------------------------------------------------------------
                                  1,324,504        11.9      799,192        7.4      1,245,913          11.0    1,105,516      10.7

   UK              - Banks        1,196,537                  985,154                   811,476                    668,348
                   - Other           52,505                   60,054                    63,886                     46,674
-----------------------------------------------------------------------------------------------------------------------------------
                                  1,249,042        11.3    1,045,208        9.7        875,362           7.7      715,022       6.9

   Netherlands     - Banks          878,497                  231,269                   385,318                    290,436
                   - Government       9,380                    9,380                         -                          -
                   - Other                -                        -                    14,677                          -
-----------------------------------------------------------------------------------------------------------------------------------
                                    887,877         8.0      240,649        2.2        399,995           3.5      290,436       2.8

   France          - Banks          428,057                  664,579                   748,482                    331,717
                   - Other                -                        -                    10,540                     13,254
-----------------------------------------------------------------------------------------------------------------------------------
                                    428,057         3.9      664,579        6.2        759,022           6.7      344,971       3.3

   Ireland         - Banks          332,543                  171,623                   144,501                     60,446
                   - Other           14,976                        -                         -                          -
-----------------------------------------------------------------------------------------------------------------------------------
                                    347,519         3.1      171,623        1.6        144,501           1.3       60,446       0.6

   Switzerland     - Banks          308,685                  291,382                   347,929                     21,008
                   - Other              199                        -                         -                          -
-----------------------------------------------------------------------------------------------------------------------------------
                                    308,884         2.8      291,382        2.7        347,929           3.1       21,008       0.2
   Portugal        - Banks          158,414                  130,405                   202,575                    214,809
                   - Other                -                        -                     9,937                          -
-----------------------------------------------------------------------------------------------------------------------------------
                                    158,414         1.4      130,405        1.2        212,512           1.9      214,809       2.1
   Austria         - Banks          146,105         1.3      182,384        1.7        145,592           1.3      344,518       3.3
-----------------------------------------------------------------------------------------------------------------------------------
   Norway          - Banks          111,365         1.0       83,569        0.8        194,859           1.7      214,324       2.1
-----------------------------------------------------------------------------------------------------------------------------------
   Italy           - Banks           79,806                  164,064                   354,772                    281,500
                   - Government           -                   16,887                    18,336                          -
                   - Other           17,053                        -                       885                          -
-----------------------------------------------------------------------------------------------------------------------------------
                                     96,859         0.9      180,951        1.7        373,963           3.3      281,500       2.7
   Luxembourg      - Banks           86,346                   16,143                    59,418                     91,653
                   - Other                -                   53,876                    86,455                     77,769
-----------------------------------------------------------------------------------------------------------------------------------
                                     86,346         0.8       70,019        0.6        145,873           1.3      169,422       1.6
   Belgium         - Banks           72,652         0.7        1,782          -         92,291           0.8      178,863       1.7
-----------------------------------------------------------------------------------------------------------------------------------
   Spain           - Banks           58,083                  240,181                   361,013                    242,754
                   - Other              319                      458                       855                          -
-----------------------------------------------------------------------------------------------------------------------------------
                                     58,402         0.5      240,639        2.2        361,868           3.2      242,754       2.3
   Sweden          - Banks           49,984                   94,595                   135,775                    132,894
                   - Government           -                    8,998                     8,987                      8,980
-----------------------------------------------------------------------------------------------------------------------------------
                                     49,984         0.5      103,593        1.0        144,762           1.3      141,874       1.4
   Guernsey        - Banks           29,258         0.3      132,723        1.2         61,979           0.5       56,650       0.6
-----------------------------------------------------------------------------------------------------------------------------------
   Other                            267,299         2.3       98,393        0.9         89,998           0.8      137,460       1.3
-----------------------------------------------------------------------------------------------------------------------------------
Total Western Europe              5,622,567        50.7    4,437,091        41.1     5,596,419          49.2    4,519,573      43.7
-----------------------------------------------------------------------------------------------------------------------------------

86 ANNUAL REPORT 2002

(In US$ thousands)                                   As at 31 December                      As at 30 June
--------------------------------------------------------------------------------------------------------------------
                                             % of                 % of                 % of                 % of
                                            Total                Total                Total                Total
                                  2002      Assets     2001      Assets     2000      Assets      2000     Assets
--------------------------------------------------------------------------------------------------------------------
Asia
     Japan       - Banks          153,294              168,345              160,731              179,971
                 - Government      20,260               50,068               55,210               51,644
                 - Other                -                    -               15,549                4,100
--------------------------------------------------------------------------------------------------------------------
                                  173,554     1.6      218,413     2.0      231,490     2.0      235,715     2.3
     Hong Kong   - Other           27,244     0.2       20,101     0.2      135,895     1.2      174,377     1.7
--------------------------------------------------------------------------------------------------------------------
     Singapore   - Banks              400       -       51,189     0.5      113,097     1.0      170,745     1.6
--------------------------------------------------------------------------------------------------------------------
     Other                            432       -            -       -       27,116     0.2       25,872     0.2
--------------------------------------------------------------------------------------------------------------------
Total Asia                        201,630     1.8      289,703     2.7      507,598     4.5      606,709     5.8
--------------------------------------------------------------------------------------------------------------------
Other
     Australia   - Banks          372,893              445,800              483,008              332,557
                 - Other            1,999                3,282                5,587                6,401
--------------------------------------------------------------------------------------------------------------------
                                  374,892     3.4      449,082     4.1      488,595     4.3      338,958     3.3
     Other                        124,915     1.1      105,642     1.0      208,141     1.8      200,361     1.9
--------------------------------------------------------------------------------------------------------------------
Total Other                       499,807     4.5      554,724     5.1      696,736     6.1      539,319     5.2
--------------------------------------------------------------------------------------------------------------------
Total Foreign Outstandings      9,408,456    84.8    9,086,720    84.1    9,853,387    86.6    8,798,875    85.0
--------------------------------------------------------------------------------------------------------------------

                                                           ANNUAL REPORT 2002 87

SUMMARY OF LOAN LOSS EXPERIENCE

The following table presents an analysis of the allowance for loan losses:

                                                        Year         Year        Six Months
                                                        Ended        Ended         Ended
                                                     31 December   31 December   31 December       Year Ended 30 June
(In US$ thousands)                                       2002         2001           2000       2000       1999       1998
----------------------------------------------------------------------------------------------------------------------------
Balance at beginning of period                          27,611       26,017         24,243      30,025    26,697     26,570
Acquisition of Bermuda Home Limited                          -            -              -           -     3,233          -
(Released to)/provided from income                      (1,971)       2,662          2,589         916       374      7,857
----------------------------------------------------------------------------------------------------------------------------
Loans charged off - Bermuda
  - Personal                                            (2,659)      (1,866)          (473)       (667)     (283)    (3,730)
  - Mortgages                                                -         (752)          (112)        (81)     (282)         -
  - Commercial                                          (1,784)        (281)           (82)     (5,479)      (95)    (3,665)
----------------------------------------------------------------------------------------------------------------------------
Total Bermuda                                           (4,443)      (2,899)          (667)     (6,227)     (660)    (7,395)
Loans charged off - International                            -          (36)          (306)       (662)     (216)    (1,307)
----------------------------------------------------------------------------------------------------------------------------
Total charge-offs                                       (4,443)      (2,935)          (973)     (6,889)     (876)    (8,702)
----------------------------------------------------------------------------------------------------------------------------
Loans recovered - Bermuda
  - Personal                                             2,362        1,867            146         191       597        972
  - Mortgages                                                -            -             11           -         -          -
  - Commercial                                             788            -              -           -         -          -
----------------------------------------------------------------------------------------------------------------------------
Total Bermuda                                            3,150        1,867            157         191       597        972
Loans recovered - International                             47            -              1           -         -          -
----------------------------------------------------------------------------------------------------------------------------
Total recoveries                                         3,197        1,867            158         191       597        972
----------------------------------------------------------------------------------------------------------------------------
Net charge-offs                                         (1,246)      (1,068)          (815)     (6,698)     (279)    (7,730)
----------------------------------------------------------------------------------------------------------------------------
Balance at end of period                                24,394       27,611         26,017      24,243    30,025     26,697
----------------------------------------------------------------------------------------------------------------------------

Comprising:
Specific allowances                                      3,745        7,472          9,504       8,269    13,969     14,028
General allowances
  - Risk-rated portfolio                                10,824       10,654         10,460      15,974    16,056     12,669
  - Non-risk rated portfolio                             5,698        7,459          4,920           -         -          -
  - Unallocated                                          4,127        2,026          1,133           -         -          -
----------------------------------------------------------------------------------------------------------------------------
Total general allowances                                20,649       20,139         16,513      15,974    16,056     12,669
----------------------------------------------------------------------------------------------------------------------------
Total                                                   24,394       27,611         26,017      24,243    30,025     26,697
----------------------------------------------------------------------------------------------------------------------------
Ratio of net charge-offs during the year to average
    outstanding loans                                      0.1%         0.1%           0.1%        0.4%        -        0.8%
Allowance for loan losses as a percentage
    of gross loans                                         1.4%         1.9%           1.7%        1.5%      2.0%       2.7%
----------------------------------------------------------------------------------------------------------------------------

88 ANNUAL REPORT 2002

The following table presents our provisions for loan losses in Bermuda and our international offices:

                                          Year          Year      Six Months
                                         Ended         Ended         Ended
                                      31 December   31 December   31 December    Year Ended 30 June
(In US$ thousands)                       2002           2001         2000       2000    1999    1998
-----------------------------------------------------------------------------------------------------
Bermuda                                   (97)        3,084         2,802       808    1,418   4,000
International offices                  (1,874)         (422)         (213)      108   (1,044)  3,857
-----------------------------------------------------------------------------------------------------
Total provisions                       (1,971)        2,662         2,589       916      374   7,857
-----------------------------------------------------------------------------------------------------
Breakdown of total provisions:
   Charge for specific provisions      (2,205)         (964)        2,057       483     (797)  4,476
   Charge for general provisions          234         3,626           532       433    1,171   3,381
-----------------------------------------------------------------------------------------------------
Total                                  (1,971)        2,662         2,589       916      374   7,857
-----------------------------------------------------------------------------------------------------

The following table presents a breakdown of our allowance for loan losses by category:

(In US$ thousands)                           As of 31 December                                         As of 30 June
----------------------------------------------------------------------------------------------------------------------------------
                                2002              2001              2000              2000              1999              1998
                                 %                 %                 %                 %                 %                 %
                              of Loans          of Loans          of Loans          of Loans          of Loans          of Loans
                              in Each           in Each           in Each           in Each           in Each           in Each
                              Category          Category          Category          Category          Category          Category
                              to Total          to Total          to Total          to Total          to Total          to Total
                      Amount   Loans    Amount   Loans    Amount   Loans    Amount   Loans    Amount   Loans    Amount   Loans
----------------------------------------------------------------------------------------------------------------------------------
Bermuda
   Commercial          7,798    12.1     8,788    11.6     7,628    13.3     3,715    17.8     7,481    16.2     6,129    29.0
   Personal            5,177    11.1     6,156    10.7     7,402    10.4    12,401     9.5    12,941    11.6    13,338    23.7
   Mortgages           7,600    47.7     9,352    51.8     5,803    49.4     4,561    43.0     4,791    41.6       747     3.5
International
   Commercial &
   personal            1,657     9.0     1,559     9.7     3,049    15.2     2,751    13.9     4,315    13.2     3,267    12.7
Secured short-term
   investment loans    2,162    20.1     1,756    16.2     2,135    11.7       815    15.8       497    17.4     3,216    31.1
----------------------------------------------------------------------------------------------------------------------------------
Total                 24,394     100    27,611     100    26,017     100    24,243     100    30,025     100    26,697     100
----------------------------------------------------------------------------------------------------------------------------------

CUSTOMER DEPOSITS

The following table presents an analysis of deposits placed with us:

(In US$ thousands)                                                As of 31 December
---------------------------------------------------------------------------------------------
                                                          2002         2001          2000
---------------------------------------------------------------------------------------------
Deposits placed in Bermuda
  Demand - Non-interest bearing                           325,690      234,613       255,657
         - Interest bearing                             3,413,106    2,722,528     2,468,561
  Term                                                  2,172,139    2,224,350     2,623,072
---------------------------------------------------------------------------------------------
Total deposits placed in Bermuda                        5,910,935    5,181,491     5,347,290
---------------------------------------------------------------------------------------------

Deposits placed in our international offices
  Demand - Non-interest bearing                            31,482       63,690        16,977
         - Interest bearing                             2,499,193    2,335,992     2,467,349
  Term                                                  1,723,579    2,362,294     2,678,306
---------------------------------------------------------------------------------------------
Total deposits placed in our international offices      4,254,254    4,761,976     5,162,632
---------------------------------------------------------------------------------------------
Total                                                  10,165,189    9,943,467    10,509,922
---------------------------------------------------------------------------------------------

                                                           ANNUAL REPORT 2002 89

The following table presents the maturity of term deposits over $100,000:

(In US$ thousands)             As of 31 December 2002
----------------------------------------------------------
Term to maturity            Bermuda        International
----------------------------------------------------------

Less than 3 months         1,656,013         1,631,133
3 to 6 months                105,738            21,718
6 to 12 months                58,731            46,558
Over 1 year                  110,347             9,095
----------------------------------------------------------
Total                      1,930,829         1,708,504
----------------------------------------------------------

90 ANNUAL REPORT 2002

                                              BANK OF BERMUDA GROUP OF COMPANIES

         NORTH AMERICA

         BERMUDA

         Principal Operating Subsidiary Companies

         BERMUDA TRUST COMPANY LIMITED

         Incorporated in February 1970, the Company offers a complete international range of personal and corporate trust, private family office, personal financial and estate planning, and administration services utilising the facilities of The Bank of Bermuda Limited.

         BERMUDA INTERNATIONAL INVESTMENT MANAGEMENT LIMITED

         Incorporated as Management International Limited in August 1966, the Company is the sponsor and manager of a group of internationally diversified mutual funds. The Company also acts as investment advisor to a number of individuals and companies and provides discretionary portfolio management and investment trading facilities in Bermuda.

         BERMUDA INTERNATIONAL SECURITIES LIMITED

         Incorporated in February 1993, the Company is a stockbroking company providing execution and advisory services on bonds and equities in the major markets of the world, and the Bermuda Stock Exchange. The Company provides an advisory and execution service on worldwide offshore mutual funds through its Mutual Fund Advisory Service. The Company can also act as an underwriter of securities and currently provides sponsor services for issuers seeking a listing on the Bermuda Stock Exchange.

         Nominee Companies
         BANCO NOMINEES LIMITED

         COMPASS NOMINEES LIMITED

         BRANCHES

         HEAD OFFICE
         6 Front Street
         Hamilton HM 11
         P.O. Box HM 1020
         Hamilton HM DX, Bermuda

         CHURCH STREET
         64 Church Street
         Hamilton HM 12, Bermuda

         ST. GEORGE'S
         4 King's Square
         St. George's GE 05, Bermuda

         SOMERSET
         31 Mangrove Bay Road
         Sandys MA 01, Bermuda

         DOCKYARD
         Dockyard Terrace #6A
         12 Dockyard Terrace
         Royal Naval Dockyard
         Sandys MA 01, Bermuda

         AIRPORT
         Civil Air Terminal
         2 Kindley Field Road
         St. George's GE CX, Bermuda

         BUSINESS BANKING CENTRE
         30 Par-la-Ville Road
         Hamilton HM 11, Bermuda

         EASYLINK BANKING CENTRE
         30 Par-la-Ville Road
         Hamilton HM 11, Bermuda

                                                           ANNUAL REPORT 2002 91

BANK OF BERMUDA GROUP OF COMPANIES

         CAYMAN ISLANDS

         Principal Operating Subsidiary Companies

         BANK OF BERMUDA (CAYMAN) LIMITED

         Incorporated in June 1988, the Bank is a Class "B" licensed bank and trust company, providing a comprehensive range of corporate trust and offshore bank representation services to both resident and non-resident individuals and corporations.

         BERMUDA TRUST (CAYMAN) LIMITED

         Incorporated in May 1968, the Company is a Class "B" licensed bank and trust company, providing a comprehensive range of personal trust and company management services.

         Other Subsidiary and Nominee Companies

         BERMUDA INTERNATIONAL FINANCE LIMITED
         MIL (CAYMAN) LIMITED
         COMPASS SERVICES LIMITED
         CAYMAN NOMINEES LIMITED
         FORT STREET SECURITIES LIMITED
         SOMERS NOMINEES (FAR EAST) LIMITED
         TROPICAL NOMINEES LIMITED

         NEW YORK

         BANK OF BERMUDA (NEW YORK) LIMITED

         Incorporated as an Edge Act Bank in December 1983, the Bank is currently a limited purpose trust company chartered under the New York State banking laws. The Bank offers custody, accounting and fiduciary services to the investment management and insurance industries.

         Other Subsidiary Company

         BERMUDA (US) HOLDINGS LIMITED

         EUROPE & THE MIDDLE EAST

         LONDON

         Principal Operating Subsidiary Company

         BERMUDA ADVISORS LIMITED

         Incorporated in September 1981, the Company's principal business is as a resource in administrative functions, investment services and systems support for other offices of the Bank of Bermuda group within the European region. The Company is authorised and regulated by the Financial Services Authority.

         Other Subsidiary and Nominee Companies

         BERMUDA SYSTEMS (UK) LIMITED
         SOMERS TRUST (UK) LIMITED
         BERMUDA (UK) HOLDINGS LIMITED
         BERMUDA INTERNATIONAL SECURITIES (UK) LIMITED
         ALBOUYS NOMINEES LIMITED
         SOMERS (U.K.) LIMITED

         DUBLIN

         Principal Operating Subsidiary Companies

         BANK OF BERMUDA (EUROPE) PLC

         Incorporated in February 2002 to provide banking and global sub-custodian services for our Global Fund Services and Corporate Banking businesses.

         MANAGEMENT INTERNATIONAL (DUBLIN) LIMITED

         Incorporated in November 1991 to provide specialist administration services to mutual funds and other investment vehicles.

         BERMUDA TRUST (DUBLIN) LIMITED

         Incorporated in November 1991 to provide trustee and custodial services to mutual funds and other investment vehicles.

         Other Subsidiary and Nominee Companies

         BERMUDA INTERNATIONAL (DUBLIN) LIMITED
         SOMERS (DUBLIN) LIMITED
         SOMERS TRUSTEES (DUBLIN) LIMITED

92 ANNUAL REPORT 2002

                                              BANK OF BERMUDA GROUP OF COMPANIES

         GUERNSEY

         Principal Operating Subsidiary Companies

         BANK OF BERMUDA (GUERNSEY) LIMITED

         Incorporated in March 1973, the Bank provides a comprehensive range of banking, treasury, custodian, and trust facilities in and from Guernsey.

         BERMUDA TRUST (GUERNSEY) LIMITED

         Incorporated in November 1979 to provide trust and company management services, utilising the facilities of Bank of Bermuda (Guernsey) Limited.

         MANAGEMENT INTERNATIONAL (GUERNSEY) LIMITED

         Incorporated in April 1979 to provide a complete range of corporate management, accounting, and administrative services for mutual funds and unit trusts.

         Other Subsidiary and Nominee Companies

         BERMUDA INTERNATIONAL (GUERNSEY) LIMITED
         BERMUDA HOUSE LIMITED
         HAMILTON HOUSE LIMITED
         BANCO NOMINEES (GUERNSEY) LIMITED
         HAMILTON NOMINEES (GUERNSEY) LIMITED
         FIRST SOMERS (GUERNSEY) LIMITED
         SECOND SOMERS (GUERNSEY) LIMITED

         JERSEY

         BERMUDA TRUST (JERSEY) LIMITED

         Incorporated in August 1976, the Trust Company provides a full range of fiduciary services including executor and trustee, and company administration.

         Other Subsidiary and Nominee Companies

         BERMUDA TRUST (ST. HELIER) LIMITED
         BERMUDA TRUST EXECUTORS (JERSEY) LIMITED
         MIL (JERSEY) LIMITED

         LE MASURIER, JAMES & CHINN LIMITED

         The oldest stockbroking firm in the Channel Islands dating back to 1912, the Company is involved in investment management and execution-only dealing services. It manages approximately (pound)520 million of discretionary and advisory money for internationally based clients.

         ISLE OF MAN

         Principal Operating Subsidiary Companies

         BANK OF BERMUDA (ISLE OF MAN) LIMITED

         Incorporated in May 1972, the Company provides a comprehensive range of banking, treasury, custodian and trust facilities in and from the Isle of Man.

         BERMUDA TRUST (ISLE OF MAN) LIMITED

         Incorporated in 1989 to provide trust and company management services, together with administration and accountancy services to mutal funds, utilising the facilities of Bank of Bemuda (Isle of Man) Limited.

         MANAGEMENT INTERNATIONAL (ISLE OF MAN) LIMITED

         Incorporated inSpetember 1988 to provide a complete range of accounting and administrative services for international pension funds.

         Nominee Companies

         BANCO NOMINEES (I.O.M.) LIMITED

         SOMERS NOMINEES (I.O.M.) LIMITED

         LUXEMBOURG

         Principal Operating Subsidiary Companies

         BANK OF BERMUDA (LUXEMBOURG) S.A.

         Incorporated in July 1988 and authorised to provide a complete range of banking, custodian, and financial services.

         MANAGEMENT INTERNATIONAL (LUXEMBOURG) S.A.

         Incorporated in October 1987 as a corporate, financial, administration and accounting services company to provide support facilities for mutual funds and companies in Luxembourg.

         BAHRAIN

         BANK OF BERMUDA BAHRAIN REPRESENTATIVE OFFICE

         Established in June 1997 to represent all divisions, subsidiaries, and associates of the Bank in the Gulf States and the Middle East region, the office's principal activities are those of business development. It also acts as a point of contact for existing regionally based clients.

                                                           ANNUAL REPORT 2002 93

BANK OF BERMUDA GROUP OF COMPANIES

         ASIA-PACIFIC

         HONG KONG

         THE BANK OF BERMUDA LIMITED HONG KONG BRANCH A RESTRICTED LICENCE BANK

         Established as a branch in October 1990 under the Hong Kong Banking Ordinance to provide banking facilities for customers in the Asia-Pacific region.

         Principal Operating Subsidiary Companies

         BERMUDA TRUST (FAR EAST) LIMITED

         Incorporated in September 1974 and registered under the Hong Kong Trustee Ordinance, the Company offers custody, trust, investment, and other financial services in the Asia-Pacific region for local and international customers.

         BERMUDA TRUST (HONG KONG) LIMITED

         Incorporated and registered under the Hong Kong Trustee Ordinance in March 1962 and acquired from the Standard Chartered Bank Group in October 1994, the Company offers private trust, company management, and other financial services in Hong Kong for local and international private clients.

         MIL (FAR EAST) LIMITED

         Incorporated in February 1981 as a service company for Hong Kong based affiliated companies.

         Other Subsidiary Companies

         BERMUDA TRUST (INTERNATIONAL) LIMITED
         CASANA NOMINEES LIMITED
         UNIVERSAL CORPORATE SERVICES LIMITED
         UNICORP LIMITED
         CASNAM LIMITED
         RIDGMONT LIMITED
         SELWOOD LIMITED

         SINGAPORE

         BERMUDA TRUST (SINGAPORE) LIMITED

         Incorporated in Singapore in 1949 and registered under the Trust Companies Act, the Company has regulatory approval to act as trustee for domestic unit trusts in Singapore, including those approved for Central Provident Fund investment. The Company also offers trustee, custody, administration, and related financial services to investment managers, companies, and individuals in Singapore and the South East Asian region.

         Other Subsidiary Company

         MIL CORPORATE SERVICES (SINGAPORE) LIMITED

         COOK ISLANDS

         BERMUDA TRUST (COOK ISLANDS) LIMITED

         Bermuda Trust (Cook Islands) Limited was incorporated in the Cook Islands in 1991 and registered pursuant to the Trustee Companies Act. The Company has regulatory approval to undertake activities pursuant to The International Companies Act 1981-1982, The International Partnership Act 1984, The International Trusts Act 1984, The Offshore Banking Act 1981, and The Offshore Insurance Act 1981-1982. The Company offers private trust, company management, and corporate trust services to a range of international private and corporate clients.

         Other Subsidiary and Associated Companies

         BERMUDA TRUST HOLDINGS (SOUTH PACIFIC) LIMITED
         BERMUDA ASIA PACIFIC HOLDINGS LIMITED
         MIL PROPERTIES (COOK ISLANDS) LIMITED

         NEW ZEALAND

         BERMUDA TRUST (NEW ZEALAND) LIMITED

         Incorporated in New Zealand in 1990, the Company acts as Trustee of private trusts established by and for the benefit of non-residents of New Zealand.

         Other Asia-Pacific Subsidiary Company

         BERMUDA TRUST (MAURITIUS) LIMITED

         All the companies listed on pages 91 - 94 are, either directly or indirectly, wholly owned by The Bank of Bermuda Limited.

94 ANNUAL REPORT 2002

                                                           CORPORATE INFORMATION

         HEAD OFFICE

         6 Front Street
         Hamilton HM 11
         P.O. Box HM 1020
         Hamilton HM DX, Bermuda
         Telephone: +441 295 4000
         Fax: +441 295 7093
         Internet: www.bankofbermuda.com

         ANNUAL GENERAL MEETING

         30 April 2003

         AUDITORS
         KPMG

         Crown House
         4 Par-la-Ville Road
         Hamilton HM 08
         P.O. Box HM 906
         Hamilton HM DX, Bermuda

         GENERAL INFORMATION

         PUBLICATION/MEDIA REQUESTS
         Corporate Communications
         Telephone: +441 299 5901
         Fax: +441 299 6559

         INVESTOR RELATIONS

         Alison J. Satasi
         Head of Investor Relations
         Telephone: +441 299 6851
         Fax: +441 299 6559
         E-mail: investor_relations@bankofbermuda.com

         SHARE DEALING SERVICE

         Bermuda International Securities Limited
         Compass Point
         9 Bermudiana Road
         Hamilton HM 11, Bermuda
         Telephone: +441 295 4000
         Fax: +441 299 6526

         MARKET LISTING AND SHARE PRICE

         Bank of Bermuda's shares are listed on the Bermuda Stock Exchange under the ticker "BOB" and on NASDAQ under the ticker "BBDA".

         SHARE REGISTRAR AND TRANSFER AGENT

         EquiServe Trust Company, N.A.
         P.O. Box 43081
         Providence, RI 02940-3069, USA
         Telephone: +877 881 5965

         SECURITIES REPURCHASE NOTICE PURSUANT TO BERMUDA STOCK EXCHANGE REGULATION 6.38

         As a capital management tool, the Bank intends to continue to repurchase its listed securities pursuant to its securities repurchase programme during the year commencing 1 January 2003, subject to appropriate market conditions.

         The Bank's securities repurchase programme (the "programme") adopted in December 1988 authorised the repurchase for cancellation of up to 1,000,000 of its common shares. On 7 May 2002, the programme was increased to 2,500,000 shares. (Subsequently, on 4 February 2003 the programme was further increased to 4,000,000 shares.) The 2.5 million shares represents 8.15% of average diluted shares outstanding during the year ended 31 December 2002. During the financial year ended 31 December 2002 the Bank repurchased and cancelled 1,349,000 shares at an average price of $38.66 per share.

         From time to time the Bank's associates, insiders and insiders' associates may sell shares which may result in those shares being repurchased pursuant to the repurchase programme, but any such repurchases would be made in accordance with applicable stock exchange rules relating to securities repurchase programmes.

         DISTRIBUTION OF SHARES BY NUMBER HELD

[PIE CHART]

1-100      34.1%
101-500    33.2%
501-1000   10.9%
1001-up    21.8%

                                                           ANNUAL REPORT 2002 95

KEY ADDRESSES

         Corporate Headquarters:

         BERMUDA

         6 Front Street
         Hamilton HM 11
         P.O. Box HM 1020
         Hamilton HM DX, Bermuda
         Telephone: +441 295 4000
         Fax: +441 295 7093
         S.W.I.F.T. Address: BBDABMHM

         BAHRAIN

         Suite 3, 6th Floor
         Bahrain Commercial Centre
         P.O. Box 11265
         Manama 316, Bahrain
         Telephone: +973 535100
         Fax: +973 533266

         CAYMAN ISLANDS

         P.O. Box 513 G.T.
         36C Bermuda House
         British American Centre
         George Town, Grand Cayman
         Cayman Islands
         Telephone: +345 949 9898
         Fax: +345 949 7959

         COOK ISLANDS

         Bermuda House
         Tutakimoa Road
         P.O. Box 25
         Rarotonga, Cook Islands
         Telephone: +682 22680
         Fax: +682 20566

         DUBLIN

         First Floor, Europa House
         Harcourt Centre
         Harcourt Street
         Dublin 2, Ireland
         Telephone: +353 1 407 2000
         Fax: +353 1 475 2467
         S.W.I.F.T. Address: BBDAIE22

         GENEVA

         *Banque Notz Stucki SA
         P.O. Box 5055
         3 Rue General Dufour
         1211 Geneva 11
         Switzerland
         Telephone: +41 22 317 08 00
         Fax: +41 22 317 08 88

         GUERNSEY

         Bermuda House
         St. Julian's Avenue
         St. Peter Port, Guernsey
         Channel Islands
         Telephone: +44 (0)1481 707000
         Fax: +44 (0)1481 726987
         S.W.I.F.T. Address: BBDAGGSX

         HONG KONG

         39/F Edinburgh Tower
         The Landmark
         15 Queen's Road Central
         Hong Kong
         Telephone: +852 2847 1100
         Fax: +852 2845 9096
         S.W.I.F.T. Address: BBDAHKHX

         ISLE OF MAN

         12/13 Hill Street
         Douglas, Isle of Man IM99 1BW
         British Isles
         Telephone: +44 (0)1624 637777
         Fax: +44 (0)1624 637778
         S.W.I.F.T. Address: BBDAIMDX

         JERSEY

         Bermuda House
         Green Street
         St. Helier, Jersey JE4 8TG
         Channel Islands
         Telephone: +44 (0)1534 814400
         Fax: +44 (0)1534 814474

         LONDON

         3rd Floor Austin Friars House
         2-6 Austin Friars
         London EC2N 2LX
         England
         Telephone: +44 (0)207 296 4000
         Fax: +44 (0)207 296 4089

         LUXEMBOURG

         13 rue Goethe
         L-1637 Luxembourg
         Telephone: +352 404 6461
         Fax: +352 404 674
         S.W.I.F.T. Address: BBDALULX

         NEW YORK

         100 Wall Street
         New York, N.Y. 10005 U.S.A.
         Telephone: +212 747 9300
         Fax: +212 747 9393
         S.W.I.F.T. Address: BBDAUS33

         NEW ZEALAND

         Level 11, ASB Bank Centre
         135 Albert Street
         P.O. Box 6486, Wellesley Street
         Auckland, New Zealand
         Telephone: +649 367 6851
         Fax: +649 307 3830

         SINGAPORE

         20 Raffles Place
         Ocean Towers, #13 01/05
         Singapore 048620
         Telephone: +65 6534 1900
         Fax: +65 6533 1077
         S.W.I.F.T. Address: BBDASGSX

         *Banque Notz Stucki SA is a joint venture between Bank of Bermuda, the partners of Notz, Stucki & Cie and Banco Santander Central Hispano (Switzerland) SA. Banque Notz Stucki SA is subject to the supervision of the Swiss Banking Federal Commission.

         Licensed to conduct Investment Business by the Bermuda Monetary Authority.

         96 ANNUAL REPORT 2002